Form 20-F
period 2006-12-31
Saifun Semiconductors Ltd.
filed 2007-04-02
CIK 1297627

As filed with the Securities Exchange Commission on April 2, 2007

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

SAIFUN SEMICONDUCTORS LTD.
(Exact name of Registrant as specified in its charter)

Israel
(Jurisdiction of incorporation or organization)

6 Arie Regev Street
Sappir Industrial Park
Netanya, 42504
Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares, par value NIS 0.01 per share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2006:

31,500,109 Ordinary Shares, par value NIS 0.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities
Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the
Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

The SAIFUN logo is our trademark or registered trademark. All other registered trademarks appearing herein are owned by their holders.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

        Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.	KEY INFORMATION

A. SELECTED FINANCIAL DATA

        You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and related notes, as well as Item 5 “Operating and Financial Review and Prospects,” included elsewhere in this Annual Report. For fiscal years 2006, 2005 and 2002, we used a calendar year ending on December 31. For fiscal years 2003 and 2004, we used a 52-week fiscal year ending on the last Sunday in December. For fiscal years 2003 and 2004, the fiscal year ended on December 28 and December 26, respectively. The consolidated statements of operations data for the years ended December 26, 2004 and December 31, 2005 and 2006 and the consolidated balance sheet data as of December 31, 2005 and 2006 are derived from our audited consolidated financial statements included elsewhere in this Annual Report, which have been prepared in accordance with generally accepted accounting principles in the United States. The consolidated statements of operations for the years ended December 31, 2002 and December 28, 2003 and the consolidated balance sheet data as of December 31, 2002, December 28, 2003 and December 26, 2004 have been derived from our audited consolidated financial statements which are not included in this Annual Report.

	Year ended,
	Dec. 31, 2002	Dec. 28, 2003 (3)	Dec. 26, 2004 (3)	Dec. 31, 2005	Dec. 31, 2006
	(in thousands, except share and per share data)

Statements of operations data:
Revenues:(1)
Licenses and royalties	$3,170	$7,817	$22,640	$65,790	$40,983
Services	3,438	6,639	7,926	12,811	21,794

Total revenues	6,608	14,456	30,566	78,601	62,777

Cost of service revenues(2)	2,086	4,147	7,084	12,048	14,863

	4,522	10,309	23,482	66,553	47,914

Operating expenses:
Research and development, net(2)	6,583	9,132	6,792	7,427	12,818
Marketing and selling(2)	920	2,543	2,914	4,889	2,927
General and administrative(2)	3,426	1,779	2,115	6,216	6,048

Total operating expenses	10,929	13,454	11,821	18,532	21,793

Operating income (loss)	(6,407)	(3,145)	11,661	48,021	26,121
Financial income, net	1,030	1,137	1,699	1,749	9,777
Equity in losses of equity method investees	(6,851)	(12,820)	(26,172)	--	--
Compensation expense related to issuance
of options to employees of equity
method investees	--	(206)	(569)	--	--

	Year ended,
	Dec. 31, 2002	Dec. 28, 2003 (3)	Dec. 26, 2004 (3)	Dec. 31, 2005	Dec. 31, 2006
	(in thousands, except share and per share data)

Capital loss from sale of equity method investees	--	--	(17,334)	--	--

Income (loss) from continuing operations
before income taxes	(12,228)	(15,034)	(30,715)	49,770	35,898
Income taxes	--	--	--	--	1,281
Income (loss) from continuing operations
after income taxes	(12,228)	(15,034)	(30,715)	49,770	34,617
Loss from discontinued operations(2)(3)	--	(156)	(7,189)	(5,263)	--

Income (loss) before cumulative
effect of change in accounting
principle	(12,228)	(15,190)	(37,904)	44,507	34,617

Cumulative effect of a change in accounting principle(4)	--	--	--	--	378

Net income (loss)	$(12,228)	$(15,190)	$(37,904)	$44,507	$34,995

Allocation of undistributed earnings to convertible preferred shares	--	--	--	(39,529)	--

Net income (loss) attributed to ordinary
shares after allocation of
undistributed earnings	$(12,228)	$(15,190)	$(37,904)	$4,978	$34,995

Basic earnings (loss) from continuing operations per ordinary share .	$(0.76)	$(0.89)	$(1.81)	$0.46	$1.13

Basic earnings (loss) from discontinued
operations and cumulative effect of
change in accounting principle per
ordinary share	--	$(0.01)	$(0.43)	$(0.29)	$0.01

Basic net earnings (loss) per ordinary share	$(0.76)	$(0.90)	$(2.24)	$0.17	$1.14

Weighted average number of ordinary
shares used in computing net earnings
(loss) per share amounts--basic	16,102,326	16,896,134	16,927,087	29,452,828	30,761,490

Diluted earnings (loss) from continuing operations per ordinary share	$(0.76)	$(0.89)	$(1.81)	$0.36	$1.07

Diluted earnings (loss) from discontinued
operations and cumulative effect of
change in accounting principle per
ordinary share	--	$(0.01)	$(0.43)	$(0.20)	$0.01

Diluted net earnings (loss) per ordinary share	$(0.76)	$(0.90)	$(2.24)	$0.16	$1.08

Weighted average number of ordinary
shares used in computing net earnings
(loss) per share amounts-- diluted	16,102,326	16,896,134	16,927,087	31,947,043	32,454,513

	Year ended,
	Dec. 31, 2002	Dec. 28, 2003 (3)	Dec. 26, 2004 (3)	Dec. 31, 2005	Dec. 31, 2006
	(in thousands, except share and per share data)

Pro forma basic earnings from continuing operations per ordinary share (5)	--	--	--	$2.06	--

Pro forma basic loss from discontinued
operations per ordinary share (5)	--	--	--	$(0.22)	--

Pro forma basic net earnings per ordinary share (5)	--	--	--	$1.84	--

Weighted average number of ordinary
shares used in computing pro forma net
earnings per share amounts-- basic	--	--	--	24,154,318	--

Pro forma diluted earnings from continuing operations per ordinary share (5)	--	--	--	$1.90	--

Pro forma diluted loss from discontinued
operations per ordinary share (5)	--	--	--	$(0.20)	--

Pro forma diluted earnings per ordinary share (5)	--	--	--	$1.70	--

Weighted average number of ordinary
shares used in computing pro forma net
earnings per share amounts-- diluted	--	--	--	26,240,525	--

	As of
	Dec. 31, 2002	Dec. 28, 2003 (3)	Dec. 26, 2004 (3)	Dec. 31, 2005	Dec. 31, 2006
	(in thousands)

Balance sheet data:
Cash and cash equivalents	$40,576	$29,384	$27,228	$100,327	$52,919
Short-term investments	771	514	161	--	2,016
Marketable securities	--	10,868	17,065	81,496	176,164
Working capital (6)	36,894	25,499	(2,433)	166,487	171,655
Total assets	50,211	51,894	64,934	193,738	250,178
Total liabilities	16,087	22,038	59,996	17,665	13,891
Capital stock	60	60	60	120	125
Accumulated deficit	(27,204)	(42,394)	(80,298)	(35,791)	(796)
Total shareholders' equity	34,124	29,856	4,938	176,073	236,287

(1)	Includes revenues from related parties, principally from design and product development services provided to our former joint venture, consisting of $3,150 for 2002, $6,440 for 2003, and $8,425 for 2004. License revenues for 2005 include non-cash revenues of $19,182 resulting from the termination of our former joint venture.

(2)	Costs and expenses include stock-based compensation related to options granted to employees and others as follows:

	Year ended,
	December 26, 2004	December 31, 2005	December 31, 2006
	(in thousands)

Cost of services	$175	$834	$1,716
Research and development, net	220	330	1,036
Marketing and selling	87	667	732
General and administrative	96	2,410	1,477
Loss from discontinued operations	23	54	--

Total	$601	$4,295	$4,961

(3)	We decided to discontinue product sales in the second quarter of 2005. During the third quarter of 2005, we began accounting for products sales operations as discontinued operations and prior year financial information has been reclassified.

(4)	On January 1, 2006, we adopted FAS 123(R), “Share-Based Payment”. Accordingly, we recorded a cumulative effect of change in accounting principle relating to estimated forfeitures for the compensation cost that was recognized in the financial statements under the provisions of FAS 123 for the years ended December 26, 2004 and December 31, 2005.

(5)	Pro forma basic and diluted net earnings (loss) per ordinary share for 2005 gives effect to the automatic conversion of all of our issued and outstanding convertible preferred shares and options into ordinary shares at a ratio of 1:1 that occurred prior to the completion of our initial public offering on November 8, 2005, as if the conversion occurred at the beginning of the fiscal year ended December 31, 2005. We apply the two-class method as required by EITF No. 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share”. EITF No. 03-6 requires earnings per share for each class of shares (ordinary shares and preferred shares) to be calculated assuming 100% of our earnings were distributed as dividends to each class of shares based on their contractual rights. The allocation of undistributed earnings related to convertible preferred shares was no longer necessary upon consummation of our IPO. Since all the preferred shares were converted as a result of our initial public offering, the pro forma presentation provides a better comparison of the earnings per share data following our initial public offering.

(6)	Current assets less current liabilities.

CAUTIONARY LANGUAGE REGARDING FORWARD-LOOKING STATEMENTS

        This Annual Report contains forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These statements include but are not limited to:

—	the amount and timing of the recognition of deferred revenue and of additional license fees from our current licensees and the impact of adding additional licenses;

—	statements as to the timing of our future research and development expenses;

—	statements as to our discontinued operations;

—	statements as to the future technological innovations, including the implementation of our NROM technology with multi-level cell functionality;

—	statements as to our ability to meet anticipated cash needs based on our current business plan;

—	expectations as to any increase in the amount and proportion of our revenues derived from royalties and the timing of recognition of these revenues; and

—	statements as to the impact of the rate of inflation and the political and security situation on our business.

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

C. REASON FOR THE OFFER AND USE OF PROCEEDS

        Not applicable.

D. RISK FACTORS

Risks Related to Our Business

We depend on a small number of licensees for our revenues and the further loss of any of these licensees may adversely impact our revenues and cause our share price to drop substantially.

        Revenues from three semiconductor manufacturers accounted for 87% of our licensing and service revenues in 2005 and 84% of our licensing and service revenues in 2006:

	Year ended December 31,
	2005	2006

Macronix International Co., Ltd.	18%	*
Infineon Technologies AG/Qimonda AG	57	44%
Semiconductor Manufacturing International Corporation	*	12
Spansion LLC	12	28

(*) Less than 10% of revenues

        In October 2006, Qimonda AG, a majority-owned subsidiary of Infineon Technologies, and the assignee of our license with Infineon Technologies, informed us of its decision to phase-out NROM-based activities. As a result of this decision, we have not received any license or services fees from Qimonda AG after 2006. In the future, we expect to receive only very limited royalties from Qimonda AG with respect to previously developed NROM products. This decision resulted in the cancellation of a contractual commitment for a significant amount of license fees payable in 2007 and beyond. On October 13, 2006, after we announced the Qimonda AG decision, the closing price of our ordinary shares dropped by over $7.00.

        As of December 31, 2006, our remaining license agreements contained contractual commitments for license fees payable to us before December 31, 2008 totaling approximately $15 million, the substantial majority of which we expect to recognize prior to December 31, 2008. The majority of this amount is payable by Semiconductor Manufacturing International Corporation. Substantially all of these fees are subject to cancellation by our licensees. Subject to these licensees successfully incorporating our intellectual property into their products, we expect that a significant portion of our future revenues will continue to be derived from them for the foreseeable future. The loss of any of these licensees would cause our revenues to fall below our expectations and may cause the price of our ordinary shares to drop substantially.

Our future growth could be adversely affected if our licensees do not successfully implement our NROM technology in a wide range of their products, especially data flash products.

        An important element of our strategy is to accelerate the adoption of our NROM technology by our licensees in the code, data and embedded flash segments of the non-volatile memory market. If our licensees fail to implement our NROM technology in a timely manner or in a large number of their products, our future prospectus could be harmed. In particular, the failure of our licensees to successfully implement our NROM technology in data flash products may adversely affect our ability to take advantage of the projected growth in the data flash market. According to Web-Feet Research, the data flash market is projected to grow between 2006 and 2011 at a compound annual growth rate of 24.8% to $45.8 billion, while the code flash market is projected to grow at a compound annual growth rate of 8.2% to $11.6 billion over the same period. We have granted a license to use our NROM technology in data flash applications to Macronix, Semiconductor Manufacturing International Corporation and Spansion. In addition, Qimonda AG holds a license for data flash applications; however, due to its decision to phase-out NROM-based activities, we have not received any license fees since 2006 and in the future we expect to receive only very limited royalty revenues from Qimonda with respect to previously developed NROM products. We have granted a license to use our NROM technology in code flash applications to Spansion, Macronix and Matsushita. Our licensees in the embedded flash market are Matsushita, Sony Corporation, Tower Semiconductors, Macronix and NEC Electronics Corp. Our licensees may elect to rely on other licensed or internally-developed technologies for some or all of their products instead of implementing our NROM technology. If a leading semiconductor manufacturer adopts and achieves success with another technology or incorporates our NROM technology but fails to achieve success with its products, our reputation and revenues could be adversely affected.

Our revenues may be harmed if our licensees encounter difficulties or fail to implement our Quad NROM technology in their products.

        Our Quad NROM technology is designed to enable the storage of four bits per cell. This technology is intended, in part, to strengthen our licensees’ ability to compete in the data flash segment of the non-volatile memory market. Currently, two of our licensees are developing products incorporating our Quad NROM technology. We and our licensees face challenges in implementing this technology. In particular, in order to program and read a Quad NROM device, each cell must be capable of reliably storing and reading multiple voltage levels. The need to program and reliably distinguish between multiple voltage levels, without generating unacceptable error levels or materially degrading performance, requires more precise and sophisticated operation control. We believe that this is similar to the challenge that companies face when attempting to make two-bit-per-cell devices using floating gate technology. We invest in research and development and provide design and product development services to our licensees to assist them in meeting the manufacturing challenges presented by these demands. If our licensees are unsuccessful in introducing products that meet the technical demands described above, or in migrating products incorporating our NROM technology to more advanced manufacturing processes, our business and financial results could be seriously harmed.

Our growth and future prospects could be harmed if we are unable to license our NROM technology to new licensees.

        The code and data flash memory segments are each dominated by a small number of large manufacturers. According to Web-Feet Research, the top six manufacturers accounted for 82.6% of revenues in the code and data memory segments in 2006. Due to the projected growth in the data flash market compared to the code flash market, a failure to enter into new license agreements in the data flash segments could adversely affect our growth and future prospects. We have agreed with Macronix that we will be allowed to grant a license to manufacture products incorporating our NROM technology to only one other new licensee in Taiwan for code and data flash products, provided we pay Macronix a portion of the license fees that we receive from any such license. If additional significant manufacturers of non-volatile memory products are established in Taiwan in the future, this restriction may limit the revenues that we can derive from this market, or result in additional costs, to enter into license agreements with these manufacturers. The majority of manufacturers in the code and data flash memory segments use floating gate technology and may be evaluating other alternative competing technologies. It takes a significant amount of time to design, develop and manufacture non-volatile memory devices and, as a result, if a semiconductor manufacturer starts to manufacture products based on a competing technology, it may be difficult for us to displace that technology. If a leading semiconductor manufacturer in the code or data flash memory segment adopts and achieves success with a competing technology our reputation and revenues could be adversely affected.

        In addition, we must negotiate license agreements with favorable license fees and royalty payments. The license fees and royalties under our current license agreements vary significantly among our licensees. For example, our first license agreement with Spansion, which in 2006, according to Web-Feet Research, was the largest vendor worldwide of code flash with total sales of $2.6 billion, or 33.6% of the total code flash market, contains a uniform royalty rate that is lower than the royalty rates in some of our other license agreements and stepped thresholds that limit the amount from which we can derive royalties to $1.2 billion of annual net sales of products by Spansion incorporating our NROM technology. If we are unable to negotiate favorable license agreements with new licensees, our growth and future prospects could be harmed.

Our historical financial data may be of limited value in evaluating our future prospects.

        Our historical financial data may be of limited value in evaluating our future prospects due to the following significant changes in our business:

—	Increase in recurring royalties and decrease in license fees revenues. To date, we have derived substantially all of our revenues from licensing our intellectual property to third parties. In addition, to date, we have derived the majority of our licensing revenues from licensing fees revenues. Over time, typically, the license fees revenues per licensee decrease and subject to our licensees increasing sales of products incorporating our licensed intellectual property, we expect that the proportion of our revenues derived from license royalties will increase relative to license fees.

—	Termination of the joint venture with Infineon Technologies. In December 2004, we exited our joint venture with Infineon Technologies. As a result, as of the first quarter of 2005, we ceased to recognize a percentage share of the net loss of the joint venture in our statement of operations.

—	Qimonda AG’s decision to phase-out NROM based activities. In 2006, Qimonda AG accounted for 44% of our revenues. In October 2006, Qimonda AG informed us of its decision to phase-out NROM-based activities. As a result of this decision, we have not received any license or services fees from Qimonda AG after 2006. In the future, we expect to receive only very limited royalties from Qimonda AG with respect to previously developed NROM products. This decision resulted in the cancellation of a contractual commitment for a significant amount of license fees payable in 2007 and beyond.

Our NROM technology faces competition from alternate technologies and our revenues and business will be harmed if we do not develop new innovations in a timely, cost-effective manner

        Acceleration in the development of alternative technologies or viable solutions to the challenges faced by floating gate technology may hinder the adoption of our NROM-technology. To store two bits of information in a cell, current floating gate technology uses multi-level technology which requires four different threshold voltage levels and to store four bits of information, floating gate technology would require sixteen different levels. While we believe that this presents a major challenge in the creation of a four-bit-per-cell floating gate device, it is possible that one of our competitors may successfully introduce a multi-level four-bit-per-cell technology in the future. In order to gain new licensees, we must persuade potential licensees of the benefits of our technology over existing floating gate technology as well as a number of alternative technologies, including Ferroelectric Random Access Memory (FRAM), Magnetoresistive Random Access Memory (MRAM), polymer and phase-change based memory technologies. FRAM is a non-volatile memory technology that utilizes a ferroelectric layer to achieve volatility. Sales of FRAM accounted for a minor portion of the overall semiconductor market. MRAM is a non-volatile memory technology, which utilizes magnetic storage devices. MRAM is not in widespread use as it is still in development. On March 21, 2007, Hynix Semiconductor Inc. and SanDisk Corporation announced that they had signed a memorandum of understanding outlining a joint venture between the two companies to manufacture memory components and sell NAND memory system solutions. The joint venture will be engaged, inter alia, in the development of X4 technology. X4 technology has been developed by M-Systems, Ltd. which was acquired by SanDisk Corporation in November 2006, and is designed to enable utilization of 4-bit/cell NAND flash.

        Our future success depends on our ability to develop new generations of our technology. In particular, we believe that all non-volatile memory technologies, including NROM technology, must be able to deliver the following:

—	increased memory and features on same size or smaller chip;

—	migration to smaller process technologies;

—	faster read and write speeds that allow a system microprocessor to access data very quickly;

—	lower power consumption to allow for longer operating times using the same power source;

—	ability to withstand extreme temperature fluctuations; and

—	the ability to read and modify data many times without impacting reliability adversely.

If we are unable to successfully protect our inventions through the issuance and enforcement of patents, our business could be significantly harmed.

        As we derive a significant portion of our revenue from licensing activities, our ability to innovate and protect our innovations by applying for, obtaining and enforcing our patents is important to our business and revenues. As of December 31, 2006, we owned over 80 issued U.S. patents (including 11 co-owned U.S. patents) and 18 non-U.S. patents, and over 70 pending U.S. patent applications and over 120 pending non-U.S. patent applications. In particular, our NROM technology is based on the concept of “trapping” bits of information in a non-conductive material. Recently, several leading semiconductor companies, that are not our licensees, have announced their interest in trapping technology as an alternative to their current floating gate technology. If we fail to obtain patents, are unable to obtain patents with claims of a scope necessary to cover our technology, or our issued patents are determined invalid or not to cover our technology, our licensees and others could use portions of our intellectual property without paying license fees and royalties, which could weaken our competitive position, significantly harm our revenues and prospects, and increase the likelihood of costly litigation. We have an active program to protect our proprietary inventions through the filing of patent applications and taking certain steps to preserve the confidentiality of our confidential and proprietary information. There can be no assurance, however, that:

—	current or future U.S. or foreign patent applications will be approved;

—	our issued patents will protect our intellectual property and not be challenged by third parties;

—	the validity of our patents will be upheld;

—	the patents of others will not have an adverse effect on our ability to do business; or

—	others will not independently develop similar or competing products or methods or designs around any patents that may be issued to us and, in particular, around the trapping technology concept.

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

        In the semiconductor industry, it is not unusual for companies to receive notices alleging infringement of patents or other intellectual property rights of others. We are not currently subject to any proceedings for infringement of patents or intellectual property rights of others and are not aware of any parties that intend to pursue such claims against us. If it appears necessary or desirable, we may seek to license intellectual property that we are alleged to be infringing. Licenses may not be offered and the terms of any offered licenses may not be acceptable to us. The failure to obtain a license under a key patent or intellectual property directly from a third party for technology used by us or provided by us to our licensees could cause us to incur substantial liabilities and to suspend the manufacture of the products utilizing certain technology or to attempt to develop non-infringing products, any of which could harm our business. We may find it necessary to litigate to enforce our patents and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement of others’ intellectual property or invalidity of our own intellectual property. For example, in 2002 we incurred expenses of approximately $2.2 million in connection with a settlement and license agreement with Fujitsu Limited and Advanced Micro Devices, Inc., pursuant to which we agreed to settle a claim that we filed in the United States District Court for the Southern District of New York for infringement of patents, breach of contract and unjust enrichment. In addition, we have provided a limited indemnity to certain of our licensees against losses resulting from claims that our NROM technology incorporated into their products infringes certain third party intellectual property rights, and we may agree to indemnify other licensees in the future. These indemnification obligations could result in significant expense. Litigation is inherently uncertain and any adverse decision could result in a loss of our proprietary rights, subject us to significant liabilities, require us to seek licenses from others, limit the value of our licensed technology and otherwise negatively impact our business. Even if we adequately protect our intellectual property rights, litigation may be necessary to enforce these rights, which could result in substantial costs to us and a substantial diversion of management attention, which could harm our business.

The timing and amount of our revenues from new license agreements and the amount of our revenues from royalties is difficult to predict and may fluctuate.

        The amount of time it takes to enter into a new license agreement and generate a license fee and to establish a royalty stream can range from three or more months, for the entry into the license agreement, to two years or more, for the establishment of a royalty stream. As such, it is difficult to make an accurate prediction of future license fees and royalties from new licensees. Where we are not providing initial customer support to our licensees, we recognize license fees upon delivery, provided no extended payment terms exist. In other cases, we recognize license fees ratably over the period during which we expect to provide initial customer support, if any, to our licensees to assist them in incorporating our intellectual property into their products, independent of the actual payment schedules under the license agreement, but provided that payment is due or guaranteed according to the terms of the agreement. We review our assumptions regarding the support periods on a regular basis; however, there can be no assurance that we will accurately estimate the period during which we will provide initial customer support to our licensees, or that we will have, or be able to expend, sufficient resources required to complete a project. We have in the past experienced changes and delays to our licensees’ projected product development schedules and there can be no assurance that they will not be changed or delayed in the future. Royalties are also dependent upon fluctuating sales volumes and prices of products that include our NROM technology, all of which are beyond our ability to control or assess in advance. As a result of these uncertainties, the timing and amount of license revenues and the amount of royalty revenues are difficult to predict. This may make accurate financial forecasts difficult to achieve, which could cause our stock price to become volatile and decline.

Our licensees may be subject to intellectual property infringement claims by third parties or other licensees of our technology.

        Our licensees use various aspects of their own patents and intellectual property in the manufacture, design and testing of non-volatile memory products incorporating our NROM technology. Third parties may claim that the products manufactured by our licensees infringe the third party’s patents and other intellectual property. In addition, our licensees may sue each other for infringement of each other’s patent and intellectual property rights. While two of our licensees have agreed not to block certain other licensees from manufacturing products incorporating our NROM technology, these arrangements are subject to exceptions and may be difficult to enforce. The code and data flash memory segments of the non-volatile memory market are each dominated by a small number of large manufacturers. As a result, there are a limited number of companies to which we can license our patents and intellectual property in these segments. While there are a larger number of potential licensees in the embedded flash memory market, these licensees too could be subject to intellectual property infringement claims from third parties or each other. Our ability to receive royalties depends on our licensees’ sales of products incorporating our NROM technology. Our royalty revenues may be adversely affected if third parties attempt to block our licensees, or if our licensees attempt to block other licensees, from manufacturing products incorporating our NROM technology.

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

We cannot be certain that our substantial investments in research and development will lead to timely improvements in technology or that we will have sufficient resources to invest in the level of research and development that is required to remain competitive.

        We make substantial investments in research and development for the design, development, pre-manufacture and testing of, and enhancements to, our NROM technology. These costs consist of salaries and related personnel costs and consist also of wafer costs and engineering expenses associated with the introduction of our products, lease costs, subcontractor/outsourced engineering services and software and depreciation of laboratory equipment. We view the total amounts we spend on research and development, together with our cost of service revenues, as providing a more complete picture of our overall research and development activities because our research and development activities directly benefit from the design and product development services that we provide to licensees. For example, research and development expenses increased by $5.4 million to $12.8 million in 2006 from $7.4 million in 2005. Research and development expenses, together with cost of service revenues, increased by $8.2 million to $27.7 million in 2006 from $19.5 million in 2005.

        We cannot assure you that we will have sufficient resources to maintain the level of investment in research and development that is required for us to remain competitive, which could materially adversely affect us. Further, we cannot assure you that our investments in research and development will result in increased sales or competitive advantage, which could adversely affect our operating results.

Cyclicality in the non-volatile memory market may affect our revenues and, as a result, our operating results could be adversely affected.

        The non-volatile memory market has historically been cyclical and is characterized by wide fluctuations in product supply and demand. From time to time, the industry has experienced significant downturns, often in connection with, or in anticipation of, maturing product and technology cycles, excess inventories and declines in general economic conditions. This cyclicality could cause our operating results to decline dramatically from one period to the next. Our royalty revenues will depend heavily upon sales by our licensees and products incorporating our NROM technology, which, in turn, depend upon the current and anticipated market demand for semiconductors and products that use semiconductors. Our design and product development service revenues depend in part upon the outsourcing of design and product development projects by our licensees. Semiconductor manufacturers generally have adopted a variable cost structure, which has allowed them to sharply curtail their spending during industry downturns. Historically, many of these manufacturers have lowered their spending more than the decline in their revenues. As a result, if we are unable to control our expenses adequately in response to lower revenues from our licensees and service customers, our operating results will suffer and we might experience operating losses.

The average selling prices of non-volatile memory devices has tended to decrease historically and this trend may negatively impact our revenue and gross margins.

        Average selling prices of non-volatile memory devices have historically declined over the course of a particular device’s life. For example, according to Web-Feet Research, the average selling price per megabyte in a data flash device declined from 2005 to 2006 by 62.0% and is forecasted to decline from 2006 to 2007 by 50.5% and in a code flash device declined from 2005 to 2006 by 29.8% and is forecasted to decline from 2006 to 2007 by 31.0%. We expect this trend to continue in the future. Because royalty payments under our license agreements are based on a percentage of our licensees’ net sales, any decrease in the average selling prices of non-volatile memory devices incorporating our NROM technology will adversely impact our revenues.

The semiconductor memory market in which we participate is highly competitive and, if we do not compete effectively, our operating results would be harmed.

        We consider the primary competition for our NROM technology to be traditional floating gate technology in its single-level, one-bit-per-cell and multi-level, two-bit-per cell implementations. This technology and its enhancements are developed primarily by the internal research and development departments of large semiconductor companies, some of which are our licensees and many of which we believe are potential licensees of our NROM technology. Many of these companies consider flash memory research and development to be one of their core competencies. In the code flash memory market, the leading manufacturers are Spansion, Intel Corporation, STMicroelectronics and Silicon Storage Technology (SST) Inc. In the data flash memory market, the leading manufacturers include Samsung Electronics Co. Ltd., Toshiba Corporation, Hynix Semiconductor and SanDisk Corporation. In addition, in early 2006 Intel and Micron Technology Inc., formed a joint venture targeting the data flash market. Intel, Samsung, STMicroelectronics, Toshiba, Hynix and SanDisk (through its joint venture with Toshiba) market floating gate devices incorporating multi-level-cell technology. Other companies have indicated that they are developing multi-level-cell floating gate technology. Also, it is possible that one of our competitors will successfully introduce a multi-level four-bit-per-cell technology in the future, which could materially harm our competitive position. In the embedded flash memory market, we compete directly with the technology of application companies that manufacture embedded products, as well as with a number of other companies that license their intellectual property, principally Silicon Storage Technologies, Inc. Many of our competitors have significantly greater name recognition, larger customer bases, more established customer relationships and greater financial, technical, manufacturing, marketing and other resources than us. Our failure to compete successfully in these or other areas could harm our business and financial results.

If we fail to support our growth in operations, particularly by enhancing our sales and marketing, and internal controls systems, our business could suffer.

        Over the last three years, our business has grown rapidly with revenues increasing from $30.6 million in 2004 to $62.8 million in 2006. As of December 31, 2006, we had 232 employees compared to 236 employees as of December 31, 2005. We may plan to expand our operations, domestically and internationally, and may do so through both internal growth and acquisitions. We may face significant challenges and risks in building and managing our growth. To succeed in the implementation of our business strategy, we may need to expand our business development and marketing activities and enhance our internal controls systems. Our systems, procedures and controls may not be adequate to support growth in operations. Failure to manage our future growth effectively could result in increased costs and harm our financial results.

We depend on our ability to attract and retain our key management and technical personnel.

        Our success depends, in large part, on the continued service of our key management, engineering, business development, marketing and finance personnel, many of whom are highly skilled and would be difficult to replace. In particular, we depend on the continued service of Dr. Boaz Eitan, our founder, Chief Executive Officer and Chairman. Our President, Kobi Rozengarten, who had worked with us for nine years, will be leaving the company in July 2007 and, as a result, our dependence on Dr. Boaz Eitan will likely increase. None of our senior management, key technical personnel or key sales personnel are bound by written employment contracts to remain with us for a specified period. In addition, we do not currently maintain key personnel life insurance covering any of our personnel. The loss of any of our senior management or other key personnel could harm our ability to implement our business strategy and respond to the rapidly changing market conditions in which we operate. Our success also depends on our ability to attract, train and retain highly skilled managerial, engineering, sales, marketing, legal and finance personnel and on the abilities of new personnel to function effectively, both individually and as a group. Further, we must train our new personnel, especially our technical support personnel, to respond to and support our licensees and customers. If we fail to do this, it could lead to dissatisfaction among our licensees or customers, which could slow our growth or result in a loss of business.

The international nature of our business exposes us to financial and regulatory risks and we may have difficulty protecting our intellectual property in some foreign countries.

        To date, we have derived the substantial majority of our licensing and service revenues from licensees headquartered outside the United States, principally in Europe and the Asia-Pacific region, and these revenues accounted for 72% of our licensing and service revenues in the fiscal year ended December 31, 2006. International operations are subject to a number of risks, including the following:

—	laws and business practices favoring local companies;

—	withholding tax obligations on license revenues that we may not be able to offset fully against our tax obligations, including the further risk that foreign tax authorities may re-characterize license fees or increase tax rates, which could result in increased tax withholdings and penalties;

—	less effective protection of intellectual property than is afforded to us in the United States, or other developed countries;

—	technology export license requirements and trade restrictions;

—	imposition of or increases in tariffs; and

—	changes in regulatory requirements.

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

        In 2006, we derived all of our revenues in U.S. dollars. However, 53% of our expenses were denominated in New Israeli Shekels. Our shekel-denominated expenses consist principally of salaries and related personnel expenses, as well as vehicle lease payments. We anticipate that a material portion of our expenses will continue to be denominated in shekels. If the U.S. dollar weakens against the shekel, there will be a negative impact on our profit margins. In addition, to the extent that our licensees’ sales are not denominated in U.S. dollars, they are translated into U.S. dollars at the prevailing exchange rate for the purpose of calculating the royalty payable to us. Therefore, if the U.S. dollar strengthens against the currency in which any of our licensees makes its sales, the dollar-denominated amount of the royalties that we receive would be reduced and subject to fluctuations. If the effective price of licensed semiconductors sold by our foreign licensees were to increase as a result of fluctuations in the exchange rate of relevant currencies, demand for licensed semiconductors could fall, which in turn would reduce our royalties.

If our prototypes or products based on our designs are used in defective products, we may be subject to product liability or other claims.

        If products incorporating our technology are used in defective or malfunctioning products, we could be sued for damages, especially if the defect or malfunction causes physical harm to people. The occurrence of a problem could result in product liability claims and/or a recall of, or safety alert or advisory notice relating to, the product. While we believe the amount of product liability insurance maintained by us, combined with the indemnities that we have been granted under our license agreements, are adequate, there can be no assurance that these will be adequate enough to satisfy claims made against us in the future, or that we will be able to obtain insurance in the future at satisfactory rates or in adequate amounts. Product liability claims in the future, regardless of their ultimate outcome, could have a material adverse effect on our business, financial condition and reputation, and on our ability to attract and retain licensees and customers.

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

Our reported financial results may be adversely affected by changes in U.S. generally accepted accounting principles.

        We prepare our financial statements in conformity with U.S. generally accepted accounting principles. These accounting principles are subject to interpretation by the Financial Accounting Standards Board, the American Institute of Certified Public Accountants, the Securities and Exchange Commission and various bodies formed to interpret and create appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change.

Risks Relating to our Ordinary Shares

        Our quarterly financial performance is likely to vary in the future, and may not meet our guidance or the expectations of analysts or investors, which may lead to additional volatility in our share price. In 2006, the closing price of our shares varied from a high of $37.90 to a low of $16.55, and the closing price of our shares dropped by over $7.00 on one day in October 2006 after we announced the decision by Qimonda AG to phase-out its NROM-related activities.

        The market price of our ordinary shares may continue to be volatile and fluctuate substantially in the future due to many factors, including:

—	announcements regarding our licensees' decisions to introduce new products or to continue NROM-related activities;

—	announcements or introductions of technological innovations or new products, or product enhancements or pricing policies by us or our competitors;

—	disputes or other developments with respect to our or our competitors' intellectual property rights;

—	announcements of strategic partnerships, joint ventures or other agreements by us or our competitors;

—	recruitment or departure of key personnel;

—	the gain or loss of licensees;

—	regulatory developments in the United States, Israel and abroad;

—	our sale of ordinary shares or other securities in the future;

—	changes in the estimation of the future size and growth of our markets; and

—	market conditions in our industry, the industries of our customers and the economy as a whole.

        Share price fluctuations may be exaggerated if the trading volume of our ordinary shares is too low. The lack of a trading market may result in the loss of research coverage by securities analysts. Moreover, we cannot assure you that any securities analysts will maintain research coverage of our company and our ordinary shares. If our future quarterly operating results are below the expectations of securities analysts or investors, the price of our ordinary shares would likely decline. Securities class action litigation has often been brought against companies following periods of volatility. Any securities litigation claims brought against us could result in substantial expense and divert management’s attention from our business.

Our Chief Executive Officer and Chairman, Dr. Boaz Eitan, has significant influence over matters requiring shareholder approval, which could delay or prevent a change of control.

        The largest beneficial owner of our ordinary shares, our Chief Executive Officer and Chairman, Dr. Boaz Eitan, beneficially owns 34.8% of our outstanding ordinary shares. As a result, Dr. Eitan has significant influence over our operations and business strategy, as well as sufficient voting power to control the outcome of matters requiring shareholder approval. These matters may include:

—	the composition of our board of directors, which has the authority to direct our business and to appoint and remove our officers;

—	approving or rejecting a merger or other business combination;

—	raising future capital; and

—	amending our Articles of Association, which govern the rights attached to our ordinary shares.

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

        As of March 20, 2007, we had 31,477,170 ordinary shares outstanding (not including 46,000 ordinary shares repurchased by us following the approval by our board of directors in February 2007 of a repurchase plan). If our shareholders sell substantial amounts of our ordinary shares in the public market, including shares issued upon the exercise of outstanding options, the market price of our ordinary shares could fall. Such sales also might make it more difficult for us to issue equity or equity-related securities in the future at a time and price that we deem appropriate.

        As of March 20, 2007, we had outstanding approximately 19.2 million ordinary shares that are freely tradable without restriction or registration under the Securities Act, unless purchased by affiliates as that term is defined under Rule 144 of the Securities Act.

        As of February 28, 2007, we had outstanding (i) options to purchase approximately 3.5 million ordinary shares of which approximately 1.1 million were vested and exercisable and (ii) approximately 2.9 million shares issued pursuant to our share option plans. These shares may be sold pursuant to a registration statement on Form S-8 that we have filed with respect to such shares. Sales of a significant amount of shares underlying options or the perception that such sales may occur, may cause the price of our shares to decline.

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

        Although we were a CFC in the beginning of the 2005 tax year, we believe based on our current ownership that provisions limiting voting power in our Articles of Association and other factors, we are no longer so classified and expect that we will not be classified as a CFC in future years. In order to reduce the risk that we will once again be considered a CFC in future years, our Articles of Association provide that any United States persons that purchase our shares, directly, indirectly or constructively, after September 29, 2005 will be limited to voting a maximum of 9.9% of our total combined voting power, to the extent that their voting rights notwithstanding such limitation would cause us to be considered a CFC.

        See “Memorandum and Articles of Association – Limitations on Voting” and “Taxation – United States Federal Income Taxation – Controlled Foreign Corporation Considerations.”

Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a Passive Foreign Investment Company.

        Generally, if for any taxable year 75.0% or more of our gross income is passive income, or at least 50.0% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company for U.S. federal income tax purposes. If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. holders, and having potentially punitive interest charges apply to the proceeds of share sales. Because the market price of our ordinary shares is likely to fluctuate and the market price of the shares of technology companies has been especially volatile, and because that market price may affect the determination of whether we will be considered a passive foreign investment company, there can be no assurance that we will not be considered a passive foreign investment company for any taxable year. See “Taxation – United States Federal Income Taxation – Passive Foreign Investment Company Considerations.”

Risks Relating to our Location in Israel

Conditions in Israel could adversely affect our business.

        We are incorporated under Israeli law and our principal offices and our research and development facilities are located in Israel. Therefore, political, economic and military conditions in Israel directly affect our operations. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and which has continued with varying levels of severity into 2007. The election of representatives of the Hamas movement to a majority of seats in the Palestinian Legislative Council has resulted in an escalation in violence among Israel, the Palestinian Authority and other groups. In July and August 2006, significant fighting took place between Israel and Hezbollah in Lebanon, resulting in rockets being fired from Lebanon up to 50 miles into Israel. We do not believe that the political and security situation has had any material impact on our business to date; however, we can give no assurance that security and political conditions will have no such effect in the future. Any armed conflict, political instability or continued violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect the share price of publicly traded Israeli companies such as us.

Our operations could be disrupted as a result of the obligation of key personnel in Israel to perform military service.

        As of December 31, 2006, we had 232 employees of whom 229 were based in Israel. Generally, our male employees in Israel, including some of our executive officers, may be called upon to perform up to one month (in some cases more) of annual military reserve duty until they reach age 45 and, in emergency circumstances, could be called to active duty. In response to increased tension and hostilities, there have been since September 2000 occasional call-ups of military reservists. For example, in July 12, 2006 fighting broke out between Israel and Lebanon that continued until September 2006. During this period, approximately 40 employees were called up for military service for a period ranging from a few days to a few weeks and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees due to military service. Any disruption to our operations could materially adversely affect the development of our business and our financial condition.

We have recently been granted a government grant for research and development expenditure from the government of Israel through the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor. This grant limits our ability to manufacture products and transfer technologies outside of Israel and requires us to satisfy specified conditions.

        In 2006, the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor approved a government grant for research and development expenditures in connection with our controller card activity project in the amount of up to $470,000. We will be required to pay royalties to the Chief Scientist of between 3% and 3.5% of revenues derived from technology developed using these grants, until 100% of the grants are repaid, together with an annual interest, accrued from the date of the grant, as set forth in the research and development regulations (currently equal to the 12 month London Interbank Offered Rate). In addition, the terms of the grants prohibit recipients from manufacturing products developed using these grants outside of Israel without special approvals. Even if we receive approval to manufacture the products developed with government grants outside of Israel, we will be required to pay an increased total amount of royalties (possibly up to 300% of the grant amount plus interest), depending on the manufacturing volume that is performed outside of Israel, as well as a possible increased royalty rates. Additionally, under the law governing the research grants, we will be prohibited from transferring the financed technologies and related intellectual property rights outside of Israel except under limited circumstances and provided the transfer is approved by the Research Committee of the Office of the Chief Scientist. Approval of the transfer of technology to residents of Israel is also required, and may be granted in specific circumstances only if the recipient abides by the provisions of applicable laws, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that may be increased. We cannot provide any assurance that consent, if requested, will be granted. Additionally, such restrictions may impair our ability to outsource manufacturing, engage in change-of-control transactions or otherwise transfer our technology developed with government grants outside Israel.

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

        Our investment program in equipment at our facility in Netanya, Israel has been granted approved enterprise status and we are therefore eligible for tax benefits under the Israeli Law for Encouragement of Capital Investments, 1959, referred to as the Investments Law. In April 2005, a comprehensive amendment to the Investments Law came into effect. Since the amended Investments Law does not apply retroactively to investment programs having an approved enterprise approval certificate issued by the Israeli Investment Center prior to December 31, 2004, part of our future tax benefits are subject to the provisions of the Investments Law prior to its revision, while new benefits that will be received in the future, if any, will be subject to the provisions of the Investments Law, as amended. Subject to our compliance with the applicable requirements, the portion of our net income derived from our licensing and services activities will be exempt from income tax during the first two years in which these investment programs produce taxable income, which will be after we have utilized our net operating loss carry forwards. Thereafter it will be subject to a reduced tax rate of between 10% and 25% for the remaining five to eight years of the program, depending on the extent of non-Israeli investment in our company during the relevant year. Israeli companies were subject to income tax at the corporate rate of 31% for the 2006 tax year, 29% for the 2007 tax year and the rate is set to decline annually to 25% for the 2010 tax year and thereafter. As of December 31, 2006, the end of our last fiscal year, our net operating loss carry forwards for Israeli tax purposes amounted to approximately $10.8 million. The period during which we receive these tax benefits is limited to the earlier of 12 years from the year in which operations or production by the enterprise commenced and 14 years from the year in which approval of the program was granted. The benefits under our existing approval enterprises are due to expire between 2011 and 2015. The benefits available to an approved enterprise are conditional upon our fulfilling certain requirements stipulated in the Investments Law and its regulations and the criteria set forth in the specific certificate of approval. If we do not meet these requirements in the future, the tax benefits may be canceled and we could be required to refund any tax benefits that we have already received. See “Taxation – Israeli Tax Considerations and Government Programs – Taxation of Companies – Law for the Encouragement of Capital Investments, 1959” for more information about the requirements. In addition, in order to manage certain investments, we have established a wholly owned subsidiary, Saifun (BVI) Limited, a company incorporated under the laws of the British Virgin Islands. Under our approved enterprise status, we are not entitled to receive any tax benefits from any income derived from investments made through Saifun (BVI) Limited. As of December 31, 2006, Saifun (BVI) Limited taxable income is subject to Israeli income tax, which is considered a “deemed dividend” and taxed at 25% tax rate.

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

Under current Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

        We have entered into non-competition agreements with all of our Israeli employees. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period. Under current Israeli law, we may be unable to enforce these agreements and it may be difficult for us to restrict our competitors from gaining the expertise our former employees gained while working for us. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer that have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property. If we cannot demonstrate that harm would be caused to us, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

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

A. HISTORY AND DEVELOPMENT OF THE COMPANY

        Our legal and commercial name is “Saifun Semiconductors Ltd.” We were incorporated under the laws of the State of Israel in November 1996 and commenced operations in July 1997. In November 2005, we conducted an initial public offering and listed 5,750,000 ordinary shares on The Nasdaq Stock Market. In April 2006, we conducted a follow-up offering of 4,393,170 shares, out of which 340,000 ordinary shares were sold by us and 4,053,170 were sold by certain of our shareholders.

        In February 2007, we announced that our board of directors authorized us to purchase up to 1.5 million of our ordinary shares, which represent approximately 4.8% of our total outstanding shares as of December 31, 2006. Shares may be purchased from time to time in open market transactions in accordance with applicable federal securities laws. The repurchase plan, including the timing of repurchases and the exact number of securities to be purchased will depend upon prevailing market conditions and other factors to be determined by our management and our board of directors. Such repurchases will be made using our own cash resources.

        We are registered with the Israeli registrar of companies in Jerusalem. Our registration number is 51-239733-2. Our principal executive offices are located at 6 Arie Regev Street, Sappir Industrial Park, Netanya 42504, Israel, and our telephone number is +972 (9) 892-8444. Our web site address is www.saifun.com. The information on our web site does not constitute part of this Annual Report. We have irrevocably appointed Saifun Semiconductors, Inc. as our agent to receive service of process in any action against us in any United States federal or state court. The address of Saifun Semiconductors, Inc. is 2350 Mission College Blvd., Suite 1070, Santa Clara, CA 95054, U.S.A.

        See Item 5 for a description of our discontinuation of product sales activities in the second quarter of 2005. See Items 5 and 18 for a description of capital expenditures by us for the past three fiscal years. We have not made any divestitures during the same time period.

B. BUSINESS OVERVIEW

Overview

        We have invented and patented a technology that we refer to as nitride-read-only memory, or NROM, that we believe is leading a revolutionary shift in the non-volatile semiconductor memory market. Unlike volatile semiconductor memory devices, which lose stored information after electrical power is turned off, non-volatile semiconductor memory devices retain stored information even without a power source. Demand for non-volatile memory is experiencing rapid growth as consumer electronics, communications, automotive and industrial products proliferate, and require increasingly complex programming codes, and as digitization of information, including photographs, video, music and documents require increased data storage capacity. According to market estimates from Web-Feet Research, a market research firm in the electronics and the semiconductor industry, the code flash and data flash markets that our technology addresses accounted for sales of $22.9 billion in 2006, and are expected to grow to $57.4 billion by 2011, representing a compound annual growth rate of 20.1%. Web-Feet Research estimates that the embedded flash market that our technology addresses accounted for sales of $3.2 billion in 2006, and is expected to grow to $6.7 billion by 2011, representing a compound annual growth rate of 14.4%.. Taken as a whole, we believe that our NROM technology can be applied in the semiconductor memory market, which in 2006 accounted for sales of $26.1 billion and is expected to grow to $64.1 billion by 2011, representing a compound annual growth rate of 19.7%.

        We believe that our NROM technology represents a breakthrough in the non-volatile memory market because it offers a number of significant advantages over existing non-volatile memory technology. These advantages include a doubling of storage capacity of a basic semiconductor memory cell resulting from our two-bit-per-cell and four-bit-per-cell architectures and a simpler cell architecture that reduces manufacturing steps, thereby enabling semiconductor manufacturers to reduce manufacturing costs. We believe that our technology is the only commercially-available technology that can be applied to all segments of the non-volatile memory market using principally the same manufacturing process. In addition to licensing our intellectual property, we provide design and product development services to our licensees. Our goal is to establish our NROM technology as a leading technology in the non-volatile memory market. We are addressing the three primary segments of the non-volatile semiconductor memory market by licensing our technology to leading semiconductor companies who are in different stages of development.

—	Code flash. Code flash is typically used to store basic operating instructions, operating system software or program code. A sub-segment of code flash in serial flash, which is characterized as small, low-power flash memory that uses a serial interface for data access. Our licensees for this segment are: Spansion, Macronix and Matsushita. In regards to our agreement with Spansion for code products, we are limited to $1.2 billion of annual net sales of products incorporating our NROM technology by Spansion from which we can derive royalties. In addition, we have an agreement with Spansion for serial code products which is on a profit sharing basis.

—	Data flash. Data flash is typically used to store digital content such as multimedia files and memory cards for digital cameras. Our licensees for this segment are: Spansion, Semiconductor Manufacturing International Corporation (SMIC), and Qimonda AG. As a result of Qimonda AG’s announcement to phase-out NROM-based activities, we expect to receive very limited royalties from Qimonda AG.

—	Embedded flash. Embedded flash combines non-volatile memory and logic systems on a single chip for use in applications such as consumer electronics, automotive applications and smart cards. Our licensees for this segment are: Matsushita, Sony Corporation, Tower and NEC Electronics Corp.

Industry Overview

        Demand for non-volatile memory devices has grown rapidly in recent years due to the expansion of digital computing and processing beyond desktop computer systems to include a broader array of consumer electronic, communications, automotive and industrial products. These products include mobile phones, still and video digital cameras, personal digital assistants, or PDAs, portable computers, portable digital music players, digital video recorders, set-top boxes, communication routers and switches, digital televisions and other electronic systems. Each of these products requires a non-volatile memory device to store the product’s operating system and may also require data storage capabilities. Non-volatile memory was developed in the late 1960s. Since then, a range of non-volatile memory architectures have evolved, differentiated primarily by the ability of the user to reprogram the device. These memory architectures include ROM (Read Only Memory), PROM (Programmable Read Only Memory), EPROM (Erasable Programmable Read Only Memory) and EEPROM (Electrically Erasable Programmable Read Only Memory). Flash memory was invented in 1984 and in 2006 was the largest segment of the non-volatile memory market. Flash memory is similar to EEPROM in that it can also be erased and reprogrammed repeatedly through the application of an electrical voltage. Unlike EEPROM, flash memory cells can be erased in blocks by a single action or “flash,” and unlike EEPROM, flash memory does not require two transistors per cell. This enables flash memory devices to be more cost-effective and to have faster program and erase speeds than EEPROM devices.

Flash Memory Applications

        The flash memory market has traditionally been divided into three segments: code flash, data flash and embedded flash. The following table sets forth the principal characteristics and applications of, and market data for, each of these segments:

Segment	Characteristics		Applications		Global Sales in 2006	Projected Global Sales in 2011	Projected Compound Annual Growth Rate from 2006 to 2011
					(millions)	(millions)

Code flash	—	Used to store executable code, such as operating system software of a device	—	Communications products (e.g., mobile telephones)	$7,786	$11,559	8.2%
			—	Consumer
	—	Characterized by random access to stored information and fast read speeds		electronics products (e.g., DVD players, computers, TV set-top boxes, Bluetooth, modems, monitors)

Data flash	—	Used for high-density data storage	—	Memory cards for digital cameras, USB flash drives and MP3 players	$15,137	$45,813	24.8%
	—	Characterized by sequential access and fast write speeds

Embedded flash	—	Combines flash memory and logic systems on the same die	—	Microcontrollers or digital signal processors embedded with Flash memory. Used in consumer electronics, automotive applications, smart cards, etc.	$3,238(1)	$6,783(1)	13.1%

	—	The Flash portion is typically characterized by fast access, low power consumption and increased security

Source: Web-Feet Research.

(1)	Excludes revenue attributable to the microcontroller, digital signal processor and/or programmable logic components of an embedded flash device.

Trends in the Flash Memory Market

        The following are recent trends in the flash memory market:

—	Accelerating growth in the data flash market. According to Web-Feet Research, the code flash market’s rate of growth decreased by 4.4% in 2006, while the data flash market grew at 24.7%, with revenues of $15.1 billion. The data flash market is projected by Web-Feet Research to grow between 2006 and 2011 at a compound annual growth rate of 24.8% to $45.8 billion, while the code flash market is projected to grow at only 8.2% to $11.6 billion over the same period. The growth in the data flash market is driven by high demand for portable storage and computing applications.

—	Higher volumes and densities. The increasing demand for storing large amounts of data, such as pictures, music, and video in handsets, telephones and mobile media players is driving an increase in the average number of bits available in a memory device. Total demand measured in bits of information stored in code and data flash memory devices is expected to grow by 134.5% from 2006 to 2007, where one bit is the smallest unit of data stored with a value of either 0 or 1. From 2006 to 2007, demand measured in bit density is expected to grow 71.7% for code flash and 136.7% for data flash, according to Web-Feet Research.

—	Demand for greater performance and reliability. Product manufacturers are demanding faster read and write speeds to allow a system’s microprocessor to access data and execute program code faster, the ability to read and modify stored information repeatedly without adversely impacting reliability, and the ability to retain stored information for an extended period. In addition, product manufacturers are requiring devices with lower power consumption to allow for longer operating times using the same power source and the ability to operate devices under extreme environmental conditions.

—	Constant price pressure and demand for device shrink. At the same time as demand has increased for higher density and higher performance memory devices, the price for flash memory products, measured on a per bit basis, has decreased. According to Web-Feet Research, the average selling price per megabyte is forecasted to decline from 2006 to 2007 by 50.5% in a data flash device and by 31% in a code flash device. In order to achieve profitability, semiconductor manufacturers must continually reduce their unit and per bit costs by reducing the size of the individual transistors that make up a memory chip. The process of reducing the size of the individual transistor is commonly referred to as device shrink and results in an increase in the number of transistors per wafer.

—	Greater design and manufacturing challenges. The demand for higher density and enhanced performance, at a reduced cost, has resulted in continual design and manufacturing challenges for semiconductor manufacturers. As a consequence, semiconductor manufacturers are continuously seeking advancements to existing technologies, mainly through migration to smaller manufacturing process geometries, and exploring new technologies and materials in order to address the demanding market requirements.

Prevailing Non-Volatile Semiconductor Memory Technology

        The most widely-used technology for non-volatile semiconductor memory devices is floating gate technology, which was developed in the late 1960s and has been the prevalent technology for non-volatile semiconductor memory devices since then. A floating gate device is a variation of a standard metal oxide semiconductor in that it has an additional electrically isolated “floating gate,” made of a conductive material. A floating gate device stores information by holding an electrical charge within the floating gate. Adding or removing the charge from the floating gate changes the threshold voltage of the cell thereby defining whether the memory cell is in a programmed or erased state. Because a conventional floating device only has a programmed or erased state – representing a “1" or a “0” – it can only store one bit of information in each cell. Non-volatile memory based on floating gate technology is subject to the following limitations:

—	Barriers to device shrink. Floating gate technology faces significant challenges in reducing cell size and packing cells into smaller spaces on the wafer, referred to as device shrink. As floating gate cell size is reduced, a thinner isolating layer may lead to poorer reliability due to potential leakage of the charge from the floating gate. In addition, as the device shrinks and cells get closer together, one cell could affect the state of its neighbor cell, leading to errors in the data. Some of the floating gate manufacturers, including Samsung and Toshiba, have stated that they believe these limitations will become a substantial technology barrier to device shrink in the future.

—	Complicated manufacturing process. Semiconductor manufacturing requires the replication of a series of patterns onto a silicon wafer. Floating gate technology requires a high number of these replications, referred to as masking steps, which results in high manufacturing costs and a long manufacturing cycle, and may also result in lower yields. As cell size decreases, the need to move to more advanced manufacturing processes and to develop error-free masks has increased the cost of manufacturing floating gate devices.

—	Different design and manufacturing process for each market segment. Floating gate devices require different cell and array architectures, and thus different manufacturing processes for each type of non-volatile memory device. Due to the high cost and technical challenges associated with implementing different manufacturing processes. most manufacturers of non-volatile memory devices concentrate in a particular segment, such as code or data flash.

        Due to the high cost and the technological challenges that need to be resolved to achieve device shrink, semiconductor manufacturers have sought other methods to increase the storage density of non-volatile memory devices. One such method is through multi-level cells, which use the same architecture as single-cell memory devices, but stores fractional charge levels within a single cell. Current implementations of multi-level cells in floating gate devices permit the storage of two bits of information per cell and require four levels of charge. A more precise program and read function than single-cell memory devices are required to identify these levels. As a result, current implementations of multi-level cell technology in floating gate devices have slow read and write times compared to single-bit-per-cell devices. In addition, multi-level cells have a reduced overall level of reliability because the loss of even a few electrons from the floating gate can cause data corruption and device failure. While current floating gate multi-level two-bit-per-cell technology requires four different levels, sixteen different levels are required for a four-bit-per-cell floating gate device. While we believe that this presents a major challenge in the creation of a four-bit-per-cell floating gate device, it is possible that one of our competitors may successfully introduce a multi-level four-bit-per-cell technology in the future.

Our NROM Technology

        We believe that our NROM technology represents a breakthrough in the non-volatile semiconductor memory market as it offers a number of significant advantages over traditional non-volatile memory technology:

—	Increased storage capacity. Our NROM technology doubles the storage capacity of each memory cell by enabling the storage of two physically distinct and independent charges, each representing one bit of information, within a single memory cell. This significantly reduces the amount of silicon wafer required for each non-volatile memory device, resulting in a significant cost reduction to semiconductor manufacturers. In addition, we believe that our next generation NROM technology, “Quad NROM”, which enables the storage of four bits per cell, will increase storage capacity and further lower the cost per bit.

—	Device shrink. Due to a simpler cell architecture than floating gate technology, we believe that devices based on our NROM technology are easier to migrate to smaller manufacturing process geometries, enabling them to be highly scalable and allowing semiconductor manufacturers to continue to be cost competitive. To date, some of our licensees have sold devices based on our NROM technology down to 90 nanometer process geometries and are also developing products based on our Quad NROM using 65 nanometer processes. Based on our advanced research and development program, we are confident that further device shrink will be possible using our NROM technology.

—	Simple, low cost manufacturing process. Non-volatile memory devices that incorporate our NROM technology require fewer masking and processing steps than floating gate devices. The reduction in the number of manufacturing steps leads to higher yields, shorter silicon cycles and lowers overall manufacturing costs for devices based on our NROM technology.

—	High performance and reliability. Each cell in a device incorporating our NROM technology stores the trapped charge in a non-conducting material, thereby preventing the charge from moving within the trapping layer and “leaking” out through a point defect. Such point defects may result in device failure for floating gate device. In addition, the relatively thick oxide layers surrounding the trapping layer of the NROM cell prevent the trapped charge from leaking-out of the cell. This enhances the reliability of the NROM cells at smaller process geometries when compared to floating gate devices.

—	Same platform for all primary segments of non-volatile memory market. In contrast to floating gate technology, where each segment of the non-volatile memory market requires a different floating gate device structure, our NROM technology uses the same manufacturing process and cell and array architecture for all primary segments of the non-volatile memory market, such as code, data, and embedded flash. This allows us to leverage our research and development across all segments and allows our licensees to compete in all segments without the need for separate manufacturing lines for each segment.

        We are currently developing products which incorporate our new Quad NROM technology with two of our licensees, namely Spansion and SMIC, which we are assisting in the development of a 8 gigabit data flash NROM device. In a Quad NROM implementation, the storage capacity of a single NROM cell is doubled to four-bits-per-cell compared to two-bits-per-cell in a multi-level floating gate cell. We believe that our NROM technology is best suited to the mass production of four-bit-per-cell devices because floating gate cells would be required to maintain as many as 16 threshold voltage levels per cell to store four bits. To achieve this result, our competitors would have to develop an advanced design and sophisticated controller algorithms. Despite these challenges, it is possible that one of our competitors may introduce a multi-level four-bit-per-cell technology in the future. On March 21, 2007, Hynix Semiconductor Inc. and SanDisk Corporation announced that they have signed a memorandum of understanding outlining a joint venture between the two companies to manufacture memory components and sell NAND memory system solutions. The joint venture will be engaged, inter alia, in the development of the X4 technology. The X4 technology has been developed by M-systems, Ltd. which was acquired by SanDisk Corporation in November 2006, and is designed to enable utilization of 4-bit/cell NAND flash.

        In developing and implementing our Quad NROM technology, we face similar challenges to those challenges faced by two-bit-per-cell devices based on floating gate technology, namely, implementing a more precise program and read function required for multi-level-cell devices. We expect that the program function in our Quad NROM technology will be slower than that of a regular two-bit-per-cell NROM device. Yet, we believe that we can achieve accurate read functions without compromising read speed. We also expect that the first generation of our Quad NROM technology will have data retention characteristics similar to two-bit-per-cell NROM devices, but a lower number of program-erase cycles than two-bit-per-cell NROM devices.

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

Infineon Technologies AG and Qimonda AG

        Infineon Technologies manufactures digital, mixed signal and analog integrated circuits for applications such as communications, automotive, computers, security chip cards and other industries. We began deriving license revenues from Infineon Technologies in January 2004.

        In January 2005, in connection with the termination of our former joint venture with Infineon Technologies, we entered into an amended license agreement with Infineon Technologies and in June 2005, Infineon Technologies exercised its right to terminate the license for code flash products. In May 2006, Infineon Technologies transferred its memory products business to Qimonda AG, a majority-owned subsidiary of Infineon Technologies. In connection with this transfer, our license agreements with Infineon Technologies were assigned to Qimonda AG.

        In October 2006, Qimonda AG, informed us of its decision to phase-out its NROM-based activities and to continue to license previously developed NROM technology under an amended license agreement. As a result of this decision, we have not received any license or services fees from Qimonda AG after 2006. In the future, we expect to receive only very limited royalties from Qimonda AG with respect to previously developed NROM products.

Macronix International Co., Ltd.

        Macronix is the leading Taiwanese vendor of non-volatile memory semiconductor products. Macronix was founded in 1989, listed on the Taiwan Stock Exchange in 1995, and in 1996, was one of the first Taiwanese companies to be listed on The Nasdaq Stock Market. Since its inception, Macronix has focused on non-volatile memory semiconductor solutions. According to Web-Feet Research, Macronix was ranked as the world’s 12th largest vendor of flash memory in 2006 and the 6th largest vendor of code flash devices. Macronix operates manufacturing facilities in Taiwan and currently produces the majority of its semiconductors at process geometries ranging from 130 to 250 nanometers. In 2000, we granted Macronix a worldwide, non-exclusive license to manufacture non-volatile memory products incorporating our NROM technology, except for certain EEPROM applications. The license remains in existence until the expiration of the patents it covers, unless terminated earlier at will by Macronix. In 2002, Macronix commenced shipping code and embedded flash products incorporating our NROM technology marketed under its own Nbit trademark. In 2006, Macronix announced production of three new serial code flash products based on our NROM technology, at densities of 16 megabits, 32 megabits and 64 megabits.

        We are entitled to a license fee and royalties based on Macronix’s annual net sales of products incorporating our NROM technology. The license fees are payable in installments at the earlier of the completion of a technological milestone or a predetermined date. If we grant a license for similar products to another semiconductor manufacturer, we are required to offer those royalty rates to Macronix. In December 2005, we amended our license agreement with Macronix to reduce the amount of prepaid royalties that it may use each quarter to offset its ongoing royalty obligations to us. In addition, we have agreed with Macronix that we will be allowed to grant a license to manufacture products incorporating our NROM technology to only one other new licensee in Taiwan for code and data flash products, provided we pay Macronix a portion of the license fees that we receive from any such license. Our licensees are not precluded from having products manufactured in Taiwan at the facilities of another semiconductor manufacturer. Macronix may terminate the license agreement at any time. Macronix may only terminate the manufacturing agreement upon one year’s notice. In the event that we extend a license to another semiconductor manufacturer, other than Tower Semiconductor, that permits the other semiconductor manufacturer to manufacture products incorporating our NROM technology for third parties, we are required to extend the same license to Macronix. To date, Macronix has paid us the substantial majority of the license fee, which is payable in installments upon the achievement of the earlier of technological or time-related milestones. The technological milestones were not met within the prescribed dates and we have therefore received payments based on the time-related milestones.

Matsushita Electric Industrial Co., Ltd.

        Matsushita is one of the world’s largest vendors of consumer electric and electronic products, with revenue of approximately $76.0 billion for the fiscal year ended March 31, 2006. Matsushita has a broad portfolio of products including communications and networking equipment, household appliances and consumer electronics sold under brand names such as Panasonic, Technics and JVC. Matsushita is also a supplier of electronic components and semiconductors. In 2006, the company ranked as the world’s 17th largest semiconductor vendor and, according to iSuppli, had revenues of $4.2 billion from semiconductor sales.

        In 2003, we granted Matsushita a worldwide, non-exclusive license to manufacture and sell embedded products incorporating our NROM technology. In February 2006, we amended and restated our license agreement with Matsushita to permit it, in addition to its existing license, to manufacture and sell embedded products and certain system in package products (“SIPs”) in a single manufacturing technology process. To date, Matsushita has paid us a portion of a license fee which is payable in installments on the earlier of the achievement of technological milestones or time-related milestones. Matsushita is required to pay royalties based on net sales of embedded products and SIPs incorporating our NROM technology. If we grant a license for embedded products and SIPs with more favorable royalty rates under substantially similar circumstances and terms, we are required to offer those royalty rates to Matsushita. Matsushita may terminate the agreement, which remains in existence until the expiration of the patents it covers, unless terminated earlier by Matsushita if it terminates the development of licensed products before February 2010 or at any time after February 2010. To date, revenues from Matsushita have not constituted a significant part of our total revenues.

NEC Electronics Corp.

        NEC Electronics Corp. is a Japanese world-leading semiconductor manufacturer listed on the Tokyo Stock Exchange. In September 2006, we signed a patent license agreement with NEC Electronics Corp. to provide our patent for the usage in embedded flash memory products that are manufactured at 90 nanometer process. The agreement shall remain in force until March 2016 unless terminated earlier by NEC Electronics Corp. with notice of 90 days. Under the agreement, we are entitled to license fees, prepaid royalties and ongoing royalties. If we grant a license under our patents to the same category of NEC licensed products in better terms, we are required to offer those favorable terms to NEC.

Semiconductor Manufacturing International Corporation (SMIC)

        SMIC is one of the world’s leading semiconductor foundries, offering its customers integrated circuit manufacturing service at the 0.35 micron to 90 nanometer and finer line technologies. Established in 2000, SMIC has four 8-inch wafer fabrication facilities in volume production in Beijing, Shanghai and Tianjin, China. In Beijing, the foundry also has a 12-inch wafer facility in production since July 2004. According to IC Insights Inc., SMIC was ranked the fourth largest pure-play foundry in 2006.

        In July 2005, we granted SMIC a worldwide, non-exclusive license to manufacture and sell data flash products incorporating our NROM technology. We also agreed to provide design, development and support services to SMIC in connection with these products. We are entitled to receive a license fee which is payable in installments on the earlier of the achievement of technological milestones or specified dates. The license remains in existence until the expiration of the patents it covers, unless terminated earlier by SMIC upon three months notice or, prior to June 30, 2006, on 30 days prior notice. In addition to a license fee, we are entitled to receive royalties based on SMIC’s net sales of products incorporating our NROM technology. In November 2005, we signed an addendum to the license agreement in which we agreed to license and provide certain card form factor intellectual property. Additionally, SMIC agreed to pay us a percentage of the profit calculated under the agreement and derived from the cards developed under the addendum. In November 2006, we signed a statement of work whereby we will collaborate on delivering an eight gigabit data flash based on our Quad NROM technology and designs using SMIC’s advanced process technology.

Sony Corporation

        Sony Corporation is one of the world’s largest vendors of consumer electric and electronic products, with revenues of approximately $63.9 billion for the fiscal year ended March 31, 2006. Sony Corporation has a broad portfolio of products including consumer electronics, home entertainment hardware and software and image-based software. Sony Corporation is also a supplier of semiconductors and, in 2006, according to iSuppli, the company ranked as the world’s 15th largest semiconductor vendor with revenues of $4.8 billion from semiconductor sales.

        In December 2004, we granted Sony Corporation a worldwide, non-exclusive license to manufacture and sell embedded flash memory products incorporating our NROM technology in a single manufacturing technology process. We also agreed to provide design, development and support services to Sony Corporation in connection with these embedded flash memory products. We are entitled to receive service fees and license fees, a portion of which were paid on the signing of the agreement, and the remainder of which are payable in installments on the earlier of the achievement of technological milestones or time-related milestones. Sony Corporation is also required to pay royalties based on its quarterly net sales of embedded products incorporating our technology. Sony Corporation may terminate the license agreement after December 31, 2010.

Spansion LLC

        In 2006, Spansion was the 23rd largest semiconductor vendor globally according to iSuppli. Spansion is the largest vendor of code flash memory devices with revenues of $2.6 billion and a 33.6% market share in 2006 according to Web-Feet Research. The company is primarily focused on solutions for wireless and embedded code flash memory solutions for automotive, networking and consumer electronics. In 2006, we derived 28% of our revenues from Spansion. Current MirrorBit products based on our NROM technology that are commercially available range from 1 megabit to 1 gigabit in density on processes from 220 nanometer down to 90 nanometers. Additionally, Spansion has announced plans for products based on 65 nanometer process geometry.

        Spansion also sells code flash products based on floating-gate technology; however, Spansion’s MirrorBit sales, as a percentage of net sales, accounted for over 60% for the fourth quarter of 2006.

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

        In 2002, Spansion introduced its MirrorBit technology which incorporates our NROM technology and during 2002 it started shipping MirrorBit code flash memory devices. Initial MirrorBit devices were based on 220 nanometer process geometry for serial flash devices.

        In 2003, we entered into a joint collaboration and distribution agreement with Spansion. Under the agreement, we share equally with Spansion the profit from sales of serial flash products based on our designs that Spansion manufactures for us, and Spansion shares with us equally the profit from sales of serial flash products based on our designs that either we manufacture at a third party foundry or that Spansion manufactures. The agreement is for an initial term of five years and can be terminated by either party upon six months’ notice, subject to a further two-year phase-out period. During 2005 and 2006, we designed serial flash products ranging from 4 megabit to 64 megabit densities, which Spansion is currently offering to the market. In addition, in 2006, we started to design a 128 megabit serial flash product.

        In July 2005, we entered into a license and development agreement with Spansion, pursuant to which we will design, develop and license to Spansion certain four-bit-per-cell products based on our Quad NROM. In August 2006, we updated the agreement, whereby we have agreed to carry out a minimum amount of design projects. We have also formed a committee with Spansion to oversee issues relating to the implementation of the design and development of products under the agreement. We are entitled to receive royalty payments based on net quarterly sales of products incorporating our Quad NROM technology. We have agreed that a portion of these royalty payments may be offset against service fees paid under the agreement. Royalties under this agreement are not subject to thresholds, as was the case with royalties derived under the license we granted in 2002. In addition, a lower royalty rate is applied in the event that Spansion independently designs and develops a four-bit-per-cell product incorporating our technology. The agreement terminates on December 31, 2010, and can be terminated by Spansion upon 90-days notice or by either party upon a change in control of the other party.

Tower Semiconductor Ltd.

        Tower Semiconductor is an independent Israeli wafer foundry. In 1997, we granted Tower Semiconductor a license to incorporate our NROM technology into its non-volatile memory products, other than EEPROM, data flash, multimedia cards and smart cards. In September 2006, we entered into a new agreement with Tower Semiconductor whereby we granted a license of our NROM technology to Tower Semiconductor for the manufacture of embedded flash and embedded EEPROM products. Tower Semiconductor is currently offering its customers a wide variety of qualified NROM-based embedded-Flash modules under the microFLASH® brand name. The microFLASH® embedded modules are manufactured on Tower Semiconductor ‘s 0.18 micron process in various densities and speeds and optimized for integration into various embedded microcontroller applications, as well as wireless connectivity, smart card and security applications. Under the terms of the new agreement, Tower Semiconductor may also offer NROM-based embedded-flash modules on further advanced process generations.

Design and Product Development Services

        In addition to initial support services to assist our licensees incorporate our NROM technology into their products, we provide certain of our licensees with design and product development services that we believe accelerate the adoption of our NROM technology in a broader range of our licensees’ products and aid in our understanding of their future requirements. Our design and product development services are focused on our licensees’ leading products with a view to increasing our future royalty stream. These services generally involve research and development, manufacturing process development, product design, and product testing. We currently provide design and product development services to Spansion, Sony and SMIC.

Technology

Floating Gate Devices

Non-volatile memory devices have traditionally relied on floating gate technology. A floating gate memory cell contains an electrically isolated gate, a floating gate, below the standard control gate and above the transistor channel. The floating gate is composed of a conducting material, typically a polysilicon layer. The floating gate memory device stores information by holding electrical charge within the floating gate. Adding or removing charge from the floating gate changes the threshold voltage of the cell, thereby defining whether the memory cell is in a “programmed” or “erased” state.

Floating Gate Memory Cell

NROM Devices

        The NROM cell comprises a nitride layer, surrounded by two insulating oxide layers. The nitride layer serves as a trapping dielectric for two separate localized charge packets at each end of the cell, effectively storing two bits. Each charge packet can be maintained in one of two states, either “programmed” or “erased,” represented by the presence or absence of a pocket of trapped electrons. This enables the storage of two bits of information without the complexities associated with multi-level-cell technology.

        The following is a diagram of a cell based on our NROM technology:

The NROM Cell

        Program and erase. Each storage area in an NROM cell can be programmed or erased independently of the other storage area. An NROM cell is programmed by applying a voltage that causes negatively charged electrons to be injected into the nitride layer near one end of the cell. Erasing is accomplished by applying to a cell voltages that cause positive charges, referred to as “holes” – the electrical opposite of electrons – to be injected into the nitride layer and cancel the effect of the electrons previously stored there during programming. As a consequence of using a localized charge trapped in the non-conducting nitride and reading the information in a direction opposite to the direction it was programmed, a smaller total charge may be used to represent a bit. Because a significantly smaller amount of trapped charges are needed to program a device, and due to the physical mechanisms used for programming and erasing, the device can be both programmed and erased faster than devices based on traditional floating gate technology.

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

        Process technology. Features of our NROM technology include less cumbersome manufacturing process technology that reduces costs and improves reliability, and array architecture that increases density, shortens programming and improves read times without sacrificing reliability. We have developed manufacturing processes, such as the process of forming a thin nitride layer that traps the hot electrons as they are injected into the nitride layer.

        Application-specific implementations of our technology. In addition to the above general methods of operation, we have developed algorithms and methods of operation for each segment or technological application, such as:

—	fast programming methodologies in all flash memory segments, with particular focus on the data flash segment;

—	smart programming algorithms in our Quad NROM architecture, as well as in the code flash and EEPROM segments; and

—	a single device containing a combination of data flash, code flash and EEPROM.

        Multi-level cell. We believe that our NROM technology is the best solution to high density, four-bit-per-cell products because floating gate cells would be required to maintain as many as 16 different charge levels per cell in order to emulate four bits. We also believe that due to the different characteristics, structure, and physical mechanisms, multi-level-cells based on our NROM technology, we can overcome many of the limitations of floating gate multi-level-cell devices.

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

        In 1998, the first patent related to our NROM technology, naming Dr. Boaz Eitan as the inventor, was issued and was assigned to Saifun. As of December 31, 2006, we owned more than 80 issued U.S. patents, including 11 co-owned patents, none of which expire before 2016, and 18 non-U.S. patents. As of December 31, 2006, we had more than 70 pending U.S. patent applications and more than 120 pending non-U.S. patent applications. These patents and patent applications protect a variety of key aspects of our NROM technology. Many of our patents protect subject matter used to practice our technology in any market segment, including code flash, data flash, embedded flash and EEPROM segments.

        We operate an internal program to identify patentable developments and to document other technological developments that may be subject to intellectual property protection, including trade secrets. Our policy is to require employees and consultants to execute confidentiality agreements when their relationship with us begins. We also seek these protective agreements from licensees.

        We have obtained U.S. trademark registration for “Saifun NROM”, a term that we use to identify our technology, and for the name “Saifun.” We have obtained an Israel trademark and have a U.S. trademark pending for Saifun Quad NROM.

Government Regulation

        The Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor

        In 2006, the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor approved a government grant for research and development expenditures in connection with our controller card activity project in the amount of up to $470,000. We will be required to pay royalties to the Chief Scientist of between 3% and 6% of revenues derived from technology developed using these grants until 100% of the grants are repaid, together with an annual interest as set forth in the research and development regulations (currently equal to the 12 month London Interbank Offered Rate). As a result, our business is subject to various restrictions imposed by the terms of the grant. The terms of the grants prohibit recipients from manufacturing products developed using these grants outside of Israel without special approvals. Even if we receive approval to manufacture the products developed with government grants outside of Israel, we will be required to pay an increased total amount of royalties (possibly up to 300% of the grant amount plus interest), depending on the manufacturing volume that is performed outside of Israel, as well as a possible increased royalty rates. Additionally, under the law governing the research grants, we will be prohibited from transferring the financed technologies and related intellectual property rights outside of Israel except under limited circumstances and provided the transfer is approved by the Research Committee of the Office of the Chief Scientist. Approval of the transfer of technology to residents of Israel is also required, and may be granted in specific circumstances only if the recipient abides by the provisions of applicable laws, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that may be increased. Such restrictions may impair our ability to outsource manufacturing, engage in change-of-control transactions or otherwise transfer our technology developed with government grants outside Israel.

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

        In the code flash memory market, the leading manufacturers are Spansion, Intel Corporation, STMicroelectronics and Silicon Storage Technology (SST) Inc. and are expected to collectively account for 80.7% of global code flash revenues in 2006. In the data flash memory market, the leading manufacturers include Samsung Electronics Co. Ltd., Toshiba Corporation, Hynix Semiconductor and SanDisk Corporation and, according to Web-Feet Research, are expected to collectively account for 88.2% of global flash revenues in 2006. Intel, Samsung, Toshiba, STMicroelectronics and SanDisk (through its joint venture with Toshiba) market floating gate devices incorporating multi-level-cell technology.

        In the embedded flash memory market, we compete directly with the technology of application companies that manufacture embedded products, as well as with a number of other companies that offer a licenses to their intellectual property, principally Silicon Storage Technologies, Inc.

Sales and Marketing

        Our sales and marketing activities in connection with our licensing agreements focus primarily on developing strong, direct relationships at the technical, marketing and executive management levels with existing licensees. Additionally, our sales and marketing team is actively pursuing semiconductor companies as new licensees. As of December 31, 2006, our sales and marketing staff consisted of nine employees.

C. ORGANIZATIONAL STRUCTURE

        Saifun Semiconductors Ltd. is organized under the laws of the State of Israel and, as of December 31, 2006, held directly and indirectly the percentage indicated of the outstanding capital stock of the following subsidiaries:

Name of Subsidiary	Country of Incorporation	Percentage Ownership

Saifun Semiconductors USA, Inc.	USA	100%
Saifun (BVI) Limited	British Virgin Islands	100%
Tulip Semiconductor L.P.	Israel	100%
Tulip Semiconductor Holdings (2005) Ltd.	Israel	100%
Tulip Semiconductor Ltd.	Israel	100%

D. PROPERTY, PLANTS AND EQUIPMENT

        We have recently entered into a new lease agreement for a new facility for our principal administrative, sales, marketing and research and development activities, which expires in 2012. We moved our entire Israeli activity in March 2007 to one facility occupying approximately 64,585 square feet. Our previous lease of approximately 26,395 square feet in one building in Netanya, Israel, expired upon our transfer to the new facility. However, we still lease an additional 4,240 square feet in the building that was occupied by our previous facility pursuant to a lease that expires in September 2009. We also lease an additional 3,057 square feet in the same building pursuant to a lease that expires in September 2010 and an additional 5,005 square feet in the same building pursuant to a lease that expires in November 2010. We are currently sub-leasing these additional leases to third party sub-lessees. In addition, our U.S. subsidiary occupies approximately 1,953 square feet in one building in Santa Clara, California under a lease that expires in January 2010. We believe that our existing and new facilities will be adequate to meet our needs for the next 12 months.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

Overview

        We have invented and patented a technology that we refer to as nitride-read-only memory, or NROM, that we believe is leading a revolutionary shift in the non-volatile semiconductor memory market.

        We were incorporated in Israel in November 1996 and commenced operations in July 1997. In 1997, we entered into a license agreement with Tower Semiconductor for the implementation of our technology. In 1999, we generated initial fees from Advanced Micro Devices and Fujitsu. In 2000, we entered into a license agreement with Macronix. We entered into a license agreement with Spansion in 2002 and with Matsushita in 2003. In December 2004, we entered into a license and service agreement with Sony Corporation. In July 2005, we entered into a license agreement with Semiconductor Manufacturing International Corporation (SMIC) and in September 2005 we entered into a service agreement with them. Our initial public offering and listing on The Nasdaq Stock Market occurred in November 2005 and we completed a secondary offering of our shares on The Nasdaq Stock Market in April 2006. In 2006, we amended or extended our existing agreements with several – licensees, including Macronix, SMIC, Matsushita, Spansion and Tower Semiconductor. In September 2006, we entered into a new license agreement with NEC Electronics. In October 2006, Qimonda AG, a majority-owned subsidiary of Infineon Technologies and the assignee of our license with Infineon Technologies, informed us of its decision to phase-out its current NROM-related activity.

        We generate revenues from two sources:

—	license and royalties revenues, which consist of license fees for our intellectual property and license royalties paid by licensees that sell products incorporating our intellectual property; and

—	service revenues, from design and product development services that we provide to our licensees.

        To date, we have derived most of our revenues from license and royalties revenues. Our remaining revenues have derived from design and product development services provided to our licensees.

        As of December 31, 2006, our license agreements contained contractual commitments for license fees payable to us before December 31, 2008 totaling approximately $15 million, the substantial majority of which we expect to recognize prior to December 31, 2008. The majority of this amount is payable by SMIC. Substantially all of these fees are subject to cancellation in the event of early termination of our license agreements.

Key Factors Affecting our Performance

        Our business, financial position and results of operations are significantly affected by a number of factors, some of which are outside of our control. The following factors also affect our business prospects:

Addition and loss of licensees

        The code and data flash memory segments are each dominated by a small number of large manufacturers. Due to the concentrated nature of such segments, we believe that the addition or loss of any single licensee could significantly impact the penetration of our NROM technology and accordingly, would affect any future source of license and royalties, and service revenues. As such, the addition of any single new licensee could significantly increase our expected revenues, while the loss of any single customer, as in the case of Qimonda AG’s phase-out of our NROM technology, would cause our revenues to fall below our expectations. We intend to continue licensing our NROM technology to market leaders, and we expect that a significant portion of our revenues will continue to be concentrated among a small number of licensees.

To date, we have derived the majority of our revenues from a small number of licensees:

	Year ended
	December 26, 2004		December 31, 2005		December 31, 2006

Infineon Technologies AG/Qimonda AG(1)	28	(1)%	57%		44%
Macronix International Co., Ltd.	37		18		(*	)
Spansion LLC	25		12		28
Semiconductor Manufacturing International
Corporation	--		(*	)	12

(*)	Less than 10% of revenues

(1)	Includes revenues from Infineon Technologies Flash Israel, the Israeli entity in our former joint venture which we exited in December 2004.

Timing of implementation of technology by licensees

        Our revenues are affected by the ability of our licensees to implement our NROM technology in a timely manner. Under our license agreements, we are typically paid an upfront license fee and then periodic license fees. Periodic license fees are generally payable upon achieving the earlier of technological or time-based milestones, or a combination of the two.

        The timing of implementation of our NROM technology by licensees also impacts the commencement of recurring royalties. We are generally entitled to receive royalties from our licensees based on their net sales of products incorporating our NROM technology. As such, our ability to derive substantial revenues from recurring royalties is dependent upon the success of our licensees in meeting technological milestones, implementing our technology and commencing sales of their products that incorporate such technology. Certain of our license agreements contain provisions for prepaid royalty payments irrespective of sales by our licensees, which are recognized by us as license fees revenues. In such cases, until the entire prepaid royalty amounts are offset, we earn lower recurring royalty revenues than we would have recognized without such an offset.

Mix of license and royalties and service revenues

        The following table sets forth information for the periods presented regarding the percentage of our revenues derived from license and royalties revenues and service revenues. The table does not include revenues from product sales during the periods indicated since we decided to discontinue product sales in the second quarter of 2005 and our product sales operations are accounted for in our financial statements as discontinued operations:

	Year Ended
	Dec. 26, 2004	Dec. 31, 2005	Dec. 31, 2006

License and royalties revenues	74%	84%	65%
Service revenues	26	16	35%

        Excluding $19.2 million in non-cash license revenues in 2005 resulting from the termination of our former joint venture, license and royalties revenues represented 78% of our total revenues and service revenues represented 22% of our total revenues.

        We expect that the proportion of our revenues derived from license fees will decrease relative to license royalties as our existing licensees start production of products incorporating our intellectual property and, where applicable, start to exceed minimum royalty thresholds and/or prepaid royalty payments.

Historical impact of joint venture with Infineon Technologies

        Our historical results of operations have been materially impacted by the results of operations of our joint venture with Infineon Technologies, which we exited in December 2004. We accounted for the results of operations of the joint venture under the equity method and therefore our net loss for the periods during which we held an equity interest included our percentage share of the net loss of the joint venture. Our percentage share of the equity of the joint venture was 49.0% from April 2001 through January 2003 and 30.0% until the sale of our interest in the joint venture on December 23, 2004. In addition, pursuant to a research and development services agreement entered into in March 2003, Infineon Technologies Flash Israel provided services to Infineon Technologies Flash Germany in connection with the design, development, testing and manufacture of data flash and code flash memory devices. Infineon Technologies Flash Israel was reimbursed for its direct and indirect costs and an agreed margin was applied.

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

Financial Operations

Revenues

License and royalties revenues

        License fees. Under our license agreements, we are typically paid an upfront license fee and then periodic license fees. Periodic license fees are generally payable upon achieving technological or time-based milestones, or a combination of the two. As part of our licensing arrangements, in some cases, we provide a limited amount of initial customer support to our licensees to assist them in incorporating our intellectual property into their products until commercialization of their products.

        Where we are entitled to receive prepaid royalty payments irrespective of the amount of sales by our licensees, we consider the prepaid royalty payments to be a component of the license fee. We recognize license fees ratably over the period during which we expect to provide initial customer support to our licensees and when all other criteria for revenue recognition are met. When we do not provide initial customer support to a licensee, we recognize license fees upon delivery, provided no extended payment terms exist. In addition, revenue recognition is limited to the amount that is due or billable under the agreement when extended payment terms exist. Since the initial customer support is typically provided until the expected commercialization date of the licensees’ products, we determine the period in which we will provide support based on estimates of our project managers determined in conjunction with our licensees, as well as the monitoring of the progression of our licensees’ product development through the customer support we provide them. Our licensees are all well-established semiconductor manufacturers with significant experience in the design, development and commercialization of products in the semiconductor memory market. Since we typically determine projections based on our licensees’ estimates and our own experience, we believe these estimates are reliable. The estimate of the initial support period could change due to unexpected delays or progress by our licensees in the development and design of the products incorporating our NROM technology. We review assumptions regarding the initial customer support periods on a regular basis to determine if it is necessary to revise the estimate of the support period. The total amount of revenues recognized over the life of the contract would not be affected in the event of revision in the length of the support period; however, to the extent the new assumptions regarding support periods were less than the original assumptions, the license fees would be recognized ratably over a shorter period. Conversely, if the new estimated period were longer than the original assumptions, the license fees would be recognized ratably over a longer period.

        License royalties. The royalty rate and structure of royalty payments vary significantly among our license agreements. Royalties under some of our license agreements are based on a fixed royalty rate, while for others the royalty rate declines as net sales of products incorporating our NROM technology increase. In addition, the royalty rates under our license agreements vary, among other things, depending on which segment or segments of the non-volatile memory market the agreement addresses. Where an agreement provides for a prepaid royalty payment, the amounts of prepaid royalties paid are deducted from ongoing royalties payable by the licensee in the future. Generally, we expect to recognize royalties one quarter in arrears based on reports that we receive from a licensee in that quarter. In the case of Infineon Technologies Flash, prior to the sale of our interest in the joint venture, we recognized the royalties in the quarter in which the related sales took place due to the earlier receipt of the royalty report. Following our exit from our joint venture, we recognize royalties in the quarter subsequent to the quarter in which the related sales took place. We expect that the proportion of our revenues derived from license fees will decrease relative to license royalties as our existing licensees move into production of products incorporating our intellectual property and, where applicable, start to exceed minimum royalty thresholds and prepaid royalty payments. We intend, however, to seek new licensees for our intellectual property that would result in the payment of additional license fees in the future.

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

Service revenues

        We derive service revenues for design and product development services that we provide to our licensees. The majority of our service revenues for the periods presented in the financial statements were derived from arrangements with Infineon Technologies Flash where the fee was based on a fixed price per employee providing the respective service. In October 2006, Qimonda AG, a majority-owned subsidiary of Infineon Technologies, and the assignee of our license with Infineon Technologies, informed us of its decision to phase-out its NROM-based activities and to continue to license the NROM technology under an amended license agreement. As a result of this decision, we have not received any license or services fees from Qimonda after 2006. In the future, we expect to receive only very limited royalties from Qimonda AG with respect to previously developed NROM products. For a description of our former arrangements with Infineon Technologies Flash Israel, see “Exit from Joint Venture with Infineon Technologies.”

        In fixed fee service contracts, revenues are recognized based on the proportional performance model and completion is measured according to the costs of employee services rendered as a percentage of total project costs. However, revenue recognition based on this methodology is always limited to output measures (technological milestones) , when applicable, or amounts due or billable under the agreement.

Geographical breakdown

        Because to date we have derived our revenues from a limited number of customers, the geographical breakdown of our revenues is solely a function of the location of these customers. The following table sets forth the geographic breakdown of our licensing and service revenues for the periods indicated:

	Year Ended
	Dec. 26, 2004		Dec. 31, 2005		Dec. 31, 2006

Germany	--	(2)	57%		44%
Taiwan	37%		18		--	(2)
United States	25		12		28
Japan	10		12		11
Israel	24	(1)	--		--	(2)
China	--		--	(2)	12

(1)	Consists primarily of revenues from design and product development services provided to the Israeli entity in our former joint venture, Infineon Technologies Flash Israel, which we exited in December 2004.

(2)	Less than 10%

        The foregoing table does not include revenues from product sales during the periods indicated since we decided to discontinue product sales in the second quarter of 2005. Our product sales operations are accounted for in our financial statements as discontinued operations.

Cost of revenues

        Licenses and royalties. The direct cost associated with our licenses and royalties revenues is insignificant.

        Services. Cost of service revenues consists primarily of costs associated with providing design and product development services, principally salaries and related personnel costs, and software, as well as depreciation of equipment, software and laboratory facilities. We account for the salaries and related personnel costs of research and development personnel as cost of revenues when those personnel undertake design and product development services for a licensee. The determination in advance of the costs of fulfilling a fixed fee service contract is based on our estimates. In 2006, we had higher overall service margins compared to prior years mainly due to service revenues in the amount of $3.2 million for which the cost of revenues was recorded in the previous year.

Operating expenses

        We expect that our research and development, net, marketing and selling, and general and administrative expenses will continue to represent a significant percentage of our revenues. We intend to fund these expenditures through our cash flow from operations, and our existing cash balances. Whether such expenses increase or decrease as a percentage of revenues will be substantially dependent upon the rate at which our revenues change. Our incurrence of research and development expenses during each quarter is generally unrelated to the timing of our recognition of revenues under our license agreements because the intellectual property generating license revenues has a long development cycle. Our general and administrative expenses are unrelated to our current revenues.

        Research and development, net. Our research and development expenses consist primarily of costs associated with the design, development, pre-manufacture and testing of, and enhancements to, our technology. These costs consist of salaries and related personnel costs and consist also of wafer costs and engineering expenses associated with the introduction of our products, lease costs, subcontractor/outsourced engineering services and software and depreciation of laboratory equipment. We expense all of our research and development costs as they are incurred. We view the total amounts we spend on research and development, together with our cost of service revenues, as providing a more complete picture of our overall research and development activities because our research and development activities directly benefit from the design and product development services that we provide to licensees.

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

        General and administrative. Our general and administrative expenses consist primarily of salaries and related costs for our administrative staff and legal, accounting, insurance and consulting expenses. We do not expect our general and administrative expenses to increase materially in the foreseeable future, unless we incur unforeseen legal expenses.

        Financial income, net. Financial income consists primarily of interest earned on our cash balances and other financial investments, interest we received on loans made to Infineon Technologies Flash prior to December 2004, interest accrued on loans made to employees, foreign currency exchange gains. Financing expenses consist primarily of bank fees, foreign currency exchange losses.

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

        The results of the operations of the product business included in discontinued operations are summarized as follows:

	December 26, 2004	December 31, 2005
	(in thousands)

Revenues	$1,673	$4,495
Cost of revenues	5,894	8,458

Gross loss	(4,221)	(3,963)
Research and development	1,732	568
Marketing and selling	1,160	684
General and administrative	76	48

Net loss from discontinued operations	$(7,189)	$(5,263)

Taxation

        Israeli companies are subject to income tax at the corporate tax rate of 31% for the 2006 tax year, 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. In addition, our investment program in equipment and software at our facilities in Netanya, Israel has been granted Approved Enterprise status under the Law for the Encouragement of Capital Investments, 1959, referred to as the Investments Law and, therefore, we are eligible for tax benefits described later in this section in “– Corporate Tax.” These benefits should result in income recognized by us from our licensing and services activities being tax exempt for a specified period after we exhaust any net operating loss carryforwards and begin to report taxable income. In April 2005, a comprehensive amendment to the Investments Law came into effect. Since the amended Investments Law does not apply retroactively to investment programs having an approved enterprise approval certificate issued by the Israeli Investment Center prior to December 31, 2004, part of our future tax benefits are subject to the provisions of the Investments Law prior to its revision, while new benefits that will be received in the future, if any, will be subject to the provisions of the Investments Law, as amended. We have received approval from the Office of the Chief Scientist of Israel to allow a tax deduction for part of our research and development expenses incurred during the years, 2003 and 2004. The unapproved research and development expenses are deducted over a three-year period in accordance with and subject to Israeli tax law. We intend to continue applying to the Office of the Chief Scientist of Israel in order to receive an approval to allow a tax deduction for our research and development expenses.

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

Exit from Joint Venture with Infineon Technologies

        In December 2004, we sold our interest in our joint venture to Infineon Technologies. The joint venture consisted of a German partnership, Infineon Technologies Flash GmbH & Co. KG, which we refer to as Infineon Technologies Flash Germany, and an Israeli entity, Infineon Technologies Flash Ltd., which we refer to as Infineon Technologies Flash Israel, and, together, Infineon Technologies Flash. We also entered into an amended license agreement with Infineon Technologies and a basic agreement on development orders, pursuant to which we may provide development services based on a fixed fee per employee. As part of the transfer of the memory products business of Infineon Technologies to Qimonda AG, a majority-owned subsidiary of Infineon Technologies, our agreements with Infineon Technologies were assigned to Qimonda AG in May 2006. In October 2006, Qimonda AG informed Saifun of its decision to phase-out its NROM-related activity.

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

        As a result of the termination, we (1) sold our equity interest in Infineon Technologies Flash Germany and Infineon Technologies Flash Israel to Infineon Technologies for an aggregate cash payment of $1.0 million, (2) assigned our right to Infineon Technologies to receive repayment of a $6.3 million loan that we had made to the joint venture, (3) cancelled our right to receive the approximately $18.1 million of remaining indebtedness, and (4) offered employment to certain Infineon Technologies Flash Israel employees and undertook certain liabilities related to those employees. In addition, Infineon Technologies Israel transferred 1,072,407 of our ordinary shares that it owned to Infineon Technologies which sold these shares in February 2005 to Argos Capital Appreciation Master Fund L.P. We do not have any further funding or guaranty obligations in connection with the former joint venture, although we have agreed to assume 30% of any unforeseen liabilities that may arise in connection with the dissolution of Infineon Technologies Flash Israel.

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

Results of Operations

Year Ended December 31, 2006 compared to Year Ended December 31, 2005

Revenues

        Licenses and royalties. Licenses and royalties revenues decreased by $24.8 million, or 38%, to $41.0 million in 2006 from $65.8 million in 2005. The substantial majority of this decrease resulted from a decrease of $19.2 million of non-cash license revenues from Qimonda AG resulting from the sale of our interest in our former joint venture. The remainder of the decrease was attributable principally to a decrease in license revenues mainly from Macronix. The decrease in licensee fees revenues was partially offset by an increase in royalty revenues mainly from Spansion and Macronix. The proportion of our revenues derived from license fees decreased relative to royalties derived from license royalties as our existing licensees started to exceed minimum royalty thresholds and prepaid royalty payments.

        Services. Service revenues increased by $9.0 million, or 70%, to $21.8 million in 2006 from $12.8 million in 2005. This increase resulted principally from service revenues from Spansion, SMIC and Qimonda AG.

Cost of revenues

        Services. Cost of services increased by $2.9 million, or 23%, to $14.9 million in 2006 from $12.0 million in 2005. This increase resulted from an increase in service revenues. The increase in cost of services is not proportional to the increase in service revenues due to service revenues recognized in 2006 in the amount of $ 3.2 million for which cost of service revenues was recorded in the previous year.

Operating expenses

        Research and development, net. Research and development expenses, net increased by $5.4 million, or 73%, to $12.8 million in 2006 from $7.4 million in 2005. Research and development expenses, net, together with cost of services revenues, increased by $8.2 million, or 42%, to $27.7 million in 2006 from $19.5 million in 2005. This increase was primarily due to increased salary and related expenses, as well as increased subcontractors expenses and an increase of $1.6 million in stock-based compensation expense. The increase in stock-based compensation expenses resulted from an increase in the average fair value of options granted during the year. Research and development expenses, net together with cost of services revenues as a percentage of revenues increased from 25% (or 33%, excluding the non-cash component of revenues in 2005, resulting from the sale of our interest in our former joint venture) in 2005 to 44% in 2006.

        Marketing and selling. Marketing and selling expenses decreased by $2.0 million, or 40%, to $2.9 million in 2006 from $4.9 million in 2005. This decrease was mainly due to a decrease of $1.3 million in expenses to Tower Semiconductor, which represented a percentage of part of our license and royalties revenues from certain third party licensees. The decrease was also a result of a decrease of $0.3 million in expenses representing withholding tax deductions on licensing fees, which were expensed in 2005. Marketing and selling expenses as a percentage of revenues decreased from 6% (or 8%, excluding the non-cash component of revenues in 2005 resulting from the sale of our interest in our former joint venture) in 2005 to 5% in 2006.

        General and administrative. General and administrative expenses decreased by $0.2 million, or 3%, to $6.0 million in 2006 from $6.2 million in 2005. This decrease resulted primarily from a decrease of $0.9 million in stock-based compensation expense, as well as a decrease of $0.8 million in expenses related to a legal claim provision. The decrease in stock-based compensation expense was primarily due to the exercise of the majority of the SARP’s in 2006, which had no material effect in 2006. This decrease was offset by an increase of $0.6 million in legal and patent expenses, an increase of $0.4 in insurance expenses and an increase of $0.3 million in consulting expenses. Since November 2005, these expenses increased mainly as a result of our listing on a public exchange. General and administrative expenses as a percentage of revenues increased from 8% (or 10%, excluding the non-cash component of revenues in 2005 resulting from the sale of our interest in our former joint venture) in 2005 to 10% in 2006.

Financial income, net

        Financial income, net increased by $8.1 million, or 459%, to $9.8 million in 2006 from $1.7 million in 2005. The increase resulted from an increase in interest income on cash equivalents, short term investment and marketable securities and amortization of premium and accretion of discount on marketable securities. This increase is due to the increase in 2006 of the average balance of cash equivalents, short term investment and marketable securities compared to 2005.

Year Ended December 31, 2005 compared to Year Ended December 26, 2004

Revenues

        Licenses and royalties. Licenses and royalties revenues increased by $43.2 million, or 191%, to $65.8 million in 2005 from $22.6 million in 2004. The substantial majority of this increase resulted from an increase in license revenues from Infineon Technologies resulting from our amended license agreement that we entered into upon the sale of our interest in our former joint venture. License revenues in 2005 include $19.2 million of non-cash license fees recognized in connection with the sale of our interest in our former joint venture. The remainder of the increase was attributable principally to additional license revenues from Macronix and Matsushita as a result of achieving contractual milestones.

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

Operating expenses

        Research and development, net. Research and development, net expenses increased by $0.6 million, or 9%, to $7.4 million in 2005 from $6.8 million in 2004. Research and development, net expenses, together with cost of service revenues, increased by $5.6 million, or 40%, to $19.5 million in 2005 from $13.9 million in 2004. This increase was primarily due to an increase in the number of research and development personnel, as well as an increase of $0.8 million in stock-based compensation expense. Research and development, net expenses together with cost of services revenues as a percentage of revenues decreased from 45% in 2004 to 25% in 2005. Excluding the non-cash component of revenues resulting from the sale of our interest in our former joint venture, research and development, net expenses together with cost of services revenues as a percentage of revenues were 33% in 2005.

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

Financial income, net

        Financial income, net was $1.7 million in 2005 and in 2004. Financial income included an increase in interest income on cash equivalents, marketable securities and premium on marketable securities compared to 2004, offset by a decrease in interest income on loans provided to our former joint venture that we exited in December 2004 and by losses from foreign currency exchange differences.

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

Quarterly Results of Operations

        The table below sets forth unaudited consolidated statements of operations data in dollars for each of the eight consecutive quarters ended December 31, 2006. In management’s opinion, the unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements contained elsewhere in this Annual Report and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such financial information.

	Three months ended,
	March 27, 2005	June 26, 2005	Sept. 25, 2005	Dec. 31, 2005	March 31, 2006	June 30, 2006	Sept. 30, 2006	Dec. 31, 2006
	(unaudited) (in thousands)

Statements of operations data:
Revenues:
Licenses and royalties(*)	$18,881	$18,560	$15,343	$13,006	$10,502	$11,127	$9,972	$9,382
Services	3,333	3,197	2,597	3,684	5,290	6,249	5,681	4,574

Total revenues	22,214	21,757	17,941	16,690	15,792	17,376	15,653	13,956

Cost of services revenues:	2,634	2,512	3,079	3,823	3,678	3,450	3,337	4,398

	19,580	19,245	14,862	12,867	12,114	13,926	12,316	9,558
Operating expenses:
Research and development, net	1,520	1,708	2,253	1,946	2,317	3,647	3,701	3,153
Marketing and selling	1,430	1,227	1,264	968	883	837	560	647
General and administrative	1,737	924	859	2,696	1,225	1,598	1,504	1,721

Total operating expenses	4,687	3,859	4,376	5,610	4,425	6,082	5,765	5,521

Operating income	14,893	15,386	10,486	7,257	7,689	7,844	6,551	4,037
Financial income (expenses), net	155	(117)	543	1,168	1,977	2,358	2,564	2,878
Income from continuing operations before income taxes	15,048	15,269	11,029	8,425	9,666	10,202	9,115	6,915
Income taxes	--	--	--	--	--	140	553	588
Income from continuing operations after income taxes	15,048	15,269	11,029	8,425	9,666	10,062	8,562	6,327
Income (loss) from discontinued
operations	(3,244)	(1,999)	(230)	190	--	--	--	--
Income before cumulative effect of change in accounting principle	11,824	13,270	10,799	8,615	9,666	10,062	8,562	6,327
Cumulative effect of change in
accounting principle	--	--	--	--	378	--	--	--

Net income	$11,824	$13,270	$10,799	$8,615	$10,044	$10,062	$8,562	$6,327

Basic earnings per Ordinary share
from continuing operations	--	--	--	$0.16	$0.33	$0.33	$0.27	$0.20

Basic earnings per Ordinary share from discontinued operations and cumulative effect of change in accounting principle	--	--	--	--	$0.01	--	--	--

Basic net earnings per Ordinary
share	--	--	--	$0.16	$0.34	$0.33	$0.27	$0.20

Diluted earnings per Ordinary share from continuing operations	--	--	--	$0.14	$0.30	$0.31	$0.26	$0.20

Diluted earnings per Ordinary
share from discontinued
operations and cumulative
effect of change in accounting
principle	--	--	--	$0.01	$0.01	--	--	--

Diluted net earnings per Ordinary share	--	--	--	$0.15	$0.31	$0.31	$0.26	$0.20

(*) License and royalties revenues include non-cash revenues resulting from the termination of our former joint venture of $9.6 million, $6.8 million, $2.4 million, and $0.4 million for the three months ended March 27, 2005, June 26, 2005, September 25, 2005 and December 31, 2005, respectively.

        We expect that in the future our quarterly revenues will fluctuate depending on the timing of recognition of licensee fees and, as we started to derive more significant royalty payments, upon the sales volumes and prices of products of our licensees, which are beyond our ability to control or assess in advance.

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

        Revenue recognition – license and royalties. License revenues are recognized when there is persuasive evidence of an arrangement, delivery has occurred or service has been rendered, the fee is fixed or determinable, and collectibility is probable. All such fees are comprised of license and support fees in some cases, as well as in certain cases nonrefundable prepaid royalties. Normally, because it is not possible to determine objective and reliable evidence of fair value of the undelivered contract elements to allocate the fees among the elements, license and support fees are accounted for as one unit of accounting in accordance with Emerging Issues Task Force Issue No. 00-21 “Revenue Arrangements with Multiple Deliverables” We recognize license fees ratably over the period during which we expect to provide initial customer support to our licensees and when all other criteria for revenue recognition are met. In addition, revenue recognition is limited to the amount that is due or billable under the agreement if extended payment terms exist. In agreements where no initial customer support is provided, license fees are recognized upon delivery provided no extended payment terms exist. Since the initial customer support is typically provided until the expected commercialization date of the licensees’ products, we determine the period in which we will provide support based on estimates that our project managers determine in conjunction with our licensees, as well as the monitoring of the progression of our licensees’ product development through the customer support we provide them. We review assumptions regarding the customer support periods on a regular basis. If we determine that it is necessary to revise our estimates of the customer support periods, the total amount of revenue recognized over the life of the contract would not be affected, but the license fees would be recognized ratably over a longer or shorter period. We record the excess of license fees paid to us over revenues recognized as deferred revenues. Revenues from royalties are recognized as earned.

Revenue recognition – services.

        We recognize revenues from design and product development services provided to licensees in fixed fee service contracts based on the proportional performance model, using costs of employee services rendered as a percentage of total project costs. However, revenues are always limited to output measures (technological milestones) or amounts due or billable under the agreement.

        Accounting for income taxes. We and our subsidiaries account for income taxes in accordance with Statement of Accounting Financial Standard (SFAS) No. 109 “Accounting for Income Taxes.” As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure and make an assessment of temporary differences resulting from differing treatment of items, for tax and accounting purposes. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We expect that during the period in which net operating loss carryforwards are utilized in Saifun Semiconductors Ltd., our income will be substantially tax exempt. Accordingly, there will be no tax benefit available for such losses and accordingly, no deferred income taxes were recorded as of December 31, 2006. In 2006, we have utilized all the carryforward losses for Saifun (BVI) Limited and accordingly, we started recording a provision for income tax for the estimated taxable income. In addition, with respect to the carryforward losses of Saifun Semiconductors USA, Inc. a valuation allowance has been recorded as management currently believes that it is more likely than not that the deferred tax related to these carryforward losses will not be realized in the foreseeable future.

        Valuation of stock-based awards. Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”), which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) which requires the measurement and recognition of compensation expense based on estimated fair values for all shared based payment awards made to employees and directors. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R). We applied the provisions of SAB 107 in the adoption of SFAS 123(R).

        SFAS 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the our consolidated statement of operations. Prior to the adoption of SFAS 123(R), we accounted for equity based awards under the fair value recognition provisions of SFAS 123.

        We adopted SFAS 123(R) using the Modified Prospective Method. Under that transition method, compensation cost recognized in the year ended December 31, 2006, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of Statement 123(R). Results for prior periods have not been restated.

        Beginning on the date of adoption of SFAS 123(R), forfeitures are estimated based on historical experience and other factors; previously, forfeitures were recorded as they occurred.

        We have selected the binomial lattice option-pricing model to estimate the fair value for any options granted after December 31, 2005. The binomial model considers characteristics of fair value option pricing that are not available under the Black-Scholes model. Similar to the Black-Scholes model, the binomial model takes into account variables such as volatility, dividend yield rate, and risk free interest rate. However, in addition, the binomial model considers the contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, and the probability of termination or retirement of the option holder in computing the value of the option. For these reasons, we believe that the binomial model provides a fair value that is more representative of actual experience and future expected experience than that calculated using the Black-Scholes model. The use of option valuation models is subjective to the underlying assumptions, which are generally based on our and representative industry historical experiences and may not be representative of the actual movements of the value of our shares.

        Stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense on a straight line basis over the requisite service period for each of the awards. Accordingly, we recorded a cumulative effect of change in accounting principle in the amount of $378 relating to estimated forfeitures for awards granted and outstanding at the date of the adoption.

        We have applied SFAS 123 and Emerging Issues Task Force No. 96-18, “Accounting for Equity Instruments that are Issued to other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF 96-18”), with respect to options and warrants issued to non-employees. SFAS 123 and EITF 96-18 require the use of option valuation models to measure the fair value of the options and warrants at the measurement date.

        As of December 31, 2006, there was $18.1 million of total unrecognized compensation cost related to nonvested options granted under our share option plans. That cost is expected to be recognized over a weighted-average period of 2.5 years.

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

        We finance our operations through the proceeds of sales of our equity securities and through cash derived from operations. In our initial public offering that occurred in November 2005 we raised net proceeds of approximately $120.9 million and in a follow-on offering that occurred in April 2006 we raised net proceeds of $9.3 million and an additional $3.2 million from the exercise of stock options by certain selling shareholders. As of December 31, 2006, we had $54.9 million in cash and cash equivalents and short term investments and $176.2 million in marketable securities. Our working capital, which we calculate by subtracting our current liabilities from our current assets, was $171.7 million. The following table of our material contractual and other obligations known to us as of December 31, 2006, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

Contractual and other obligations	Total	2007	2008	2009	2010	2011	2012
	(in thousands)

Operating leases(1)	$7,256	$1,990	$1,678	$1,283	$1,105	$1,029	$171
Software lease	5,660	2,297	1,779	1,584	--	--	--
Severance pay(2)	3,734	--	--	--	--	--	--

Total	$16,650	$4,287	$3,457	$2,867	$1,105	$1,029	$171

(1)	Consists of operating lease agreements for our facilities in Netanya, Israel, and Santa Clara, California, and operating leases for vehicles.

(2)	Severance pay relates to accrued severance obligations to our Israeli employees as required under Israeli labor laws. These obligations are payable only upon the termination of the respective employee and may be reduced if the employee’s termination is voluntary. As of December 31, 2006, the severance pay funds were $3.6 million and will be used to satisfy a portion of our obligations.

        During 2006, we entered into agreements with several banks for revolving credit lines. Pursuant to the agreements, the total amount of funds available under the revolving credit lines is based on certain percentages of the assets managed by the banks. The agreements provide for interest on any outstanding balances based on the LIBOR Rate plus 0.25%. Any outstanding balances would be have been collateralized by the funds of the banks. As of December 31, 2006, we have not borrowed any amounts under the credit lines.

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

        The following table sets forth the components of our cash flows for the periods indicated:

	Year ended
	Dec. 26, 2004	Dec. 31, 2005	Dec. 31, 2006

Net cash provided by operating activities	$17,964	$14,116	$31,838
Net cash used in investing activities	(20,376)	(66,068)	(97,323)
Net cash provided by financing activities	256	125,051	18,077
Increase (decrease) in cash and cash equivalents	$(2,156)	$73,099	$(47,408)

        Our cash flow statement presents cash flows from discontinued operations combined with cash flows from continuing operations within each cash flow statement category (operating, investing and financing activities).

Operating activities

        Net cash provided by operating activities in 2006 was $31.8 million compared to $14.1 million in 2005. Net cash provided by operating activities in 2006 was generated primarily by our net income of $35.0 million increased for non-cash expenses of $5.3 million (principally stock-based compensation expense of $4.9 million) and by an increase in accrued expenses and other liabilities of $1.5 million. This was reduced in part by an increase in trade receivables of $6.8 million and a decrease in deferred revenues of $3.8 million.

        The decrease in deferred revenues during the year was primarily due to the recognition of previously received license fees from Spansion. The increase in trade receivables was primarily due to payments due from Spansion and SMIC. The increase in accrued expenses and other liabilities was primarily due to the provision for income taxes

        Net cash provided by operating activities in 2005 was $14.1 million compared to $18.0 million in 2004. Net cash provided by operating activities in 2005 was generated primarily by our net income of $44.5 million adjusted for non-cash expenses of $6.9 million and non-cash revenues of $19.2 million, by a decrease of $4.8 million in trade receivables, a decrease in total assets attributed to discontinued operations of $4.9 million and an increase in accrued expenses and other liabilities of $1.8 million. This was offset in part by an increase in other accounts receivable and prepaid expenses of $1.3 million, a decrease in total liabilities attributed to discontinued operations of $3.7 million and a decrease in deferred revenues of $24.3 million (excluding non-cash revenues).

        The decrease in deferred revenues during the year was due to the recognition of previously received license fees from Macronix, Spansion and Matsushita. The decrease in trade receivables was primarily due to payments received from Infineon Technologies Flash Israel. The increase in other accounts receivable and prepaid expenses was primarily due to an increase in prepaid expenses mainly related to operating lease prepayments and an increase in deferred service projects costs. The decrease in total assets attributed to discontinued operations of $4.9 million was offset by the decrease in total liabilities attributed to discontinued operations of $3.7 million. This decrease was primarily due to a decline in payables to our subcontractors for the manufacturing of our products as a result of the discontinuation of our products sales in the second quarter of 2005.

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

Investing activities

        Net cash used in investing activities in 2006 was $97.3 million compared to net cash used in investing activities of $66.1 million in 2005. The increase was primarily due to an increase in net investment in marketable securities of $94.0 million.

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

Financing activities

        Net cash provided by financing activities was $18.1 million in 2006, $125.1 million in 2005 and $0.3 million in 2004. Financing activities in 2006 include $9.3 million from secondary offering securities and $9.1 million from the exercise of options and stock appreciation rights. The increase in 2005 resulted from proceeds of $123.7 million raised in our initial public offering, net of issuance expenses.

Corporate Tax

        Israeli companies are subject to income tax at the corporate rate of 31% for the 2006 tax year, 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. In addition, we have net operating loss carryforwards and we are subject to Israeli government tax benefits that will reduce our effective statutory tax rate. Furthermore, our former equity interest in losses of Infineon Technologies Flash Germany was attributed to us for tax purposes. As of December 31, 2006, the end of our last fiscal year, our net operating loss carryforwards for Israeli tax purposes amounted to approximately $10.8 million. We have additional carryforward capital losses of approximately $ 5.3 million as well as temporary differences of $2.1 million. We have received from the Office of the Chief Scientist of Israel an approval to allow a tax deduction for part of our research and development expenses incurred during the years 2003 and 2004. The remaining unapproved research and development expenses are deducted for tax purposes over a three-year period in accordance with and subject to Israeli tax law. We intend to continue applying to the Office of the Chief Scientist of Israel for an approval to allow a tax deduction for our research and development expenses. Under Israeli law, net operating losses can be carried forward indefinitely and offset against certain future taxable income. We expect that we will generate the substantial majority of our taxable income in Israel.

        In addition, our investment program in equipment at our facility in Netanya, Israel has been granted approved enterprise status and we are, therefore, eligible for tax benefits under the Law for the Encouragement of Capital Investments, 1959, referred to as the Investments Law. Subject to compliance with applicable requirements, the portion of our net income derived from our licensing and services activities will be exempt from income tax during the first two years in which these investment programs produce taxable income, which will be after we have utilized our net operating loss carryforwards, and subject to a reduced tax rate of between 10% and 25% for the remaining five to eight years of the program, depending on the extent of non-Israeli ownership in our company during the relevant year. The period during which we receive these tax benefits is limited to 12 years from the year in which operations or production by the enterprise commenced or 14 years from the year in which approval of the program was granted, whichever is earlier. The benefits under our existing approval enterprises are due to expire between 2011 and 2015. In addition, availability of these tax benefits is subject to certain requirements, including making specified investments in property and equipment, and financing a percentage of investments with share capital. If we do not meet these requirements in the future, the tax benefits may be canceled and we could be required to refund any tax benefits that we have already received. See “Taxation – Israeli Tax Considerations and Government Programs – Taxation of Companies – Law for the Encouragement of Capital Investments, 1959.” We cannot assure you that tax benefits for approved enterprises will continue at current levels or at all. In addition, our effective tax rate in our statement of income may be different than our approved enterprise tax rate because the basis of computing theoretical taxes on income for financial statement purposes in U.S. dollars under U.S. generally accepted accounting principles differs from the basis for computing taxes under Israeli law where income is based on financial statements in shekels that are adjusted for inflation in Israel. We have elected to measure our results for tax purposes based on the U.S. dollar exchange rate commencing January 1, 2006. In addition, other items included in our financial statements such as financial income, can affect our effective tax rate since they may not be eligible for the approved enterprise benefits.

        In April 2005, a comprehensive amendment to the Investments Law came into effect. Since the amended Investments Law does not retroactively apply for investments programs having an approved enterprise approval certificate issued by the Israeli Investment Center prior to December 31, 2004, part of our future tax benefits are subject to the provisions of the Investments Law prior to its revision, while new benefits that we receive in the future, if any, will be subject to the provisions of the Investments Law, as amended. According to the amendment to the Investments Law, only approved enterprises receiving cash grants require the approval of the Investment Center. Approved enterprises that do not receive benefits in the form of governmental cash grants, such as benefits in the form of tax benefits, are no longer required to obtain this approval (such enterprises are referred to as privileged enterprises). However, a privileged enterprise is required to comply with certain requirements and make certain investments as specified in the amended Investments Law. A privileged enterprise may, at its discretion, in order to provide greater certainty, elect to apply for a pre-ruling from the Israeli tax authorities confirming that it is in compliance with the provisions of the amended Investments Law and is therefore entitled to receive such benefits provided under the amended Investments Law. In March 2006, we received a pre-ruling confirming that we are in compliance with the amended law.

        In order to manage certain investments, we have established a wholly owned subsidiary, Saifun (BVI) Limited, a company incorporated under the laws of the British Virgin Islands. Under our Approved Enterprise status, we are not entitled to receive any tax benefits from any income derived from investments made through Saifun (BVI) Limited. As of December 31, 2006, we utilized all the carryforward losses related to Saifun (BVI) Limited. Thus, beginning January 1, 2007, all of Saifun (BVI) Limited’s taxable income will be subject to Israeli income tax, which will be considered a “deemed dividend” and taxed at 25% tax rate.

        There can be no assurance that we will comply with the conditions set forth in the Investments Law in the future or that we will be entitled to any additional benefits under it.

Recent Accounting Pronouncements

        In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements”. This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We believes this Standard will not have a material effect on our consolidated financial statements.

        In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of SFAS 109, “Accounting for Income Taxes”. FIN 48 prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under FIN 48, tax positions shall initially be recognized in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities. Such tax positions shall initially and subsequently be measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and all relevant facts. FIN 48 also revises disclosure requirements to include an annual tabular rollforward of unrecognized tax benefits. The provisions of this interpretation are required to be adopted for fiscal periods beginning after December 15, 2006. The Company will be required to apply the provisions of FIN 48 to all tax positions upon initial adoption with any cumulative effect adjustments to be recognized as an adjustment to retained earnings. Based on initial evaluation as of December 31, 2006, we do not believe that FIN 48 will have a material impact on our financial statements.

        In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” (“SFAS No. 159”), which permits companies to choose to measure certain financial instruments and other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company will adopt SFAS No. 159 no later than January 1, 2008. We have not yet determined the effect that the adoption of SFAS No. 159 will have on our consolidated financial statements.

C. RESEARCH AND DEVELOPMENT

        We conduct all of our research and development activities in-house and as of December 31, 2006, we had 204 employees engaged in research and development, including in connection with design and product development services provided to licensees, representing 88% of our total workforce. Approximately 10% of our employees have advanced technical degrees and 8% have PhDs. We engage in substantial research and development activities that are focused principally on the following areas:

—	Improving the functionality and features of our NROM technology. We, together with our licensees, seek to develop innovative solutions based on our NROM technology to maintain our advantage. We are developing our QUAD NROM technology that enables storage of four bits per cell with a few of our licensees.

—	Services for licensees. We work closely with our licensees to assist them in incorporating our NROM technology into their products. We are currently working with licensees to develop advanced manufacturing technologies for products incorporating our NROM technology using smaller process geometries.

        Our research and development expenses were $12.8 million in 2006, $7.4 million in 2005 and $6.8 million in 2004. In addition, because our license agreements often call for us to provide design and product development services, a portion of our total research and development expenses have been allocated to cost of revenues for design and product development services, even though these services have direct applicability to our technology development as well. We view the total amounts we spend on research and development, together with our cost of service revenues, as providing a more complete picture of our overall research and development activities because our research and development activities directly benefit from the design and product development services that we provide to licensees. We expect that we will continue to invest substantial funds in research and development activities.

D. TREND INFORMATION

        See discussion in Parts A and B of Item 5 “Operating Results and Financial Review and Prospects.”

E. OFF-BALANCE SHEET ARRANGEMENTS

        Not applicable.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        Not applicable.

G. SAFE HARBOR

        Not applicable.

ITEM 6:	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

        Our executive officers and directors and their ages and positions as of the date of this annual report are as follows:

Name	Age	Position

Executive Officers
Dr. Boaz Eitan	58	Chief Executive Officer, Chairman and Director
Kobi Rozengarten(1)	50	President and Director
Igal Shany	35	Chief Financial Officer
Ramy Langer	53	Vice President-Business Development
Eduardo Maayan	46	Vice President-Product Development
Dr. Meir Janai	59	Vice President-Quality and Reliability

Directors
Kenneth Levy(2)(4)	64	Director
Matty Karp(2)(3)	57	Director
Yossi Sela(2)(4)	54	Director
George Hervey(2)(3)(5)	60	Director
Ida Keidar-Malits(2)(3)(4)(5)	59	Director

(1)	Mr. Rozengarten has announced that he will resign as President effective July 15, 2007, but will remain as a member of the Board of Directors.
(2)	Independent director under The Nasdaq Stock Market rules.
(3)	Member of our audit committee.
(4)	Member of our compensation, nominating and governance committee.
(5)	Outside director under the Israeli Companies Law.

        Dr. Boaz Eitan founded Saifun in 1996 and since that time has served as our Chief Executive Officer and Chairman of our board of directors. He is the inventor of our NROM technology. From 1992 to 1997, Dr. Eitan managed the Israeli design center of WaferScale Integration Inc., which he established in 1992. From 1983 to 1992, Dr. Eitan held various positions at WaferScale Integration Inc., including manager of the Device Physics group, director of memory products and Vice President of Product and Technology Development. From 1981 to 1983, Dr. Eitan served as a physicist at Intel’s research and development center in Santa Clara, California. Dr. Eitan holds a Ph.D. and an M.Sc. in Applied Physics from the Hebrew University, Jerusalem and a B.Sc. in Mathematics and Physics from the Hebrew University, Jerusalem. Dr. Boaz Eitan is named as the inventor of over 85 issued U.S. patents, over 45 pending U.S. patent applications and a number of issued non-U.S. patents and pending non-U.S. patent applications.

        Kobi Rozengarten has served as our President since 2004 and was appointed to our board of directors on March 7, 2006. Mr. Rozengarten has announced that he will resign as President effective July 1, 2007. He will remain as a member of the Board of Directors. Previously, Mr. Rozengarten was Executive Vice President – Business and Chief Executive Officer of Saifun Semiconductors, Inc. since 1997. Prior to that, from 1994 to 1997, he served as Managing Director of Micro-Swiss Ltd., a subsidiary of Kulicke and Soffa Industries, Inc., a leading supplier of equipment for the semiconductor industry. From 1987 to 1994, Mr. Rozengarten held several senior management positions at Kulicke and Soffa Industries, including Director of Operations and Vice President of Business Development. From 1983 to 1987, Mr. Rozengarten worked at Elbit Computer Ltd., an Israeli defense electronics supplier, as Manager of Finance Planning and Control. Mr. Rozengarten holds an M.Sc. in Industrial Management and a B.Sc. in Industrial Engineering from the Technion – The Israel Institute of Technology.

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

        Ramy Langer became General Manager and began serving as our Vice President – Business Development in January 2005. Prior to joining us, Mr. Langer was Vice President – Marketing and Sales at Tower Semiconductors for three years and then served as the Managing Director of Infineon Technologies Flash Israel for two years. Before that, Mr. Langer held senior technical and business positions at Kulicke and Soffa Industries Inc., a supplier of equipment for the semiconductor industry. Mr. Langer holds a B.Sc. in Electrical Engineering from Technion – The Israel Institute of Technology and a M.Sc. in Electrical Engineering from Drexel University, Philadelphia.

        Eduardo Maayan has served as our Vice President – Product Development since July 2002. From 1998 to 2002, he held the position of circuit design manager. Prior to joining us, from 1994 to 1998, Mr. Maayan worked at Intel’s design center in Haifa, where he lead the Global Circuit team in the microprocessor department and was involved in the design of digital and analog integrated circuits, the definition of design methodologies, and the development of CAD tools. From 1990 to 1994, Mr. Maayan carried out research on “Selective Epitaxial MOCVD Growth for Optoelectronic Integrated Devices” at the Microelectronics Center of the Technion – Israel Institute of Technology. Mr. Maayan also serves as a lecturer at the Technion’s Electrical Engineering faculty. Mr. Maayan holds a B.Sc. and M.Sc. in Electrical Engineering from the Technion – Israel Institute of Technology. Mr. Maayan is named as the inventor on over 20 issued U.S. patents and over 35 pending U.S. patent applications.

        Dr. Meir Janai has served as our Vice President – Quality and Reliability since January 2006 and, prior to that, from July 2005 to January 2006, served as our Vice President – Productization, Quality and Reliability. From 2002 to July 2005, Mr. Janai serviced as our Vice President of Operations and, from 2001 to 2002, as our Vice President of Quality and Reliability. Prior to joining us, Dr. Janai served as Director of Business Development and Vice President of Corporate Quality at Chip Express Corporation. From 1985 to 1997, Dr. Janai served as Chief Scientist at Chip Express’ research and development center in Haifa, Israel. From 1978 to 1985, Dr. Janai worked for Kulicke and Soffa Industries, Inc. as Director of Quality and as a consultant. From 1977 to 1984, he was a senior research associate at the Department of Physics at the Technion, Israel Institute of Technology, and a visiting professor at the Optical Science Center at the University of Arizona. Dr. Janai served as a member of the Israeli National Committee for Microelectronics Foundations and he has been a member of numerous other scientific and governmental review boards both in Israel and the United States. Dr. Janai holds M.Sc. and D.Sc. degrees in Physics from the Technion – Israel Institute of Technology and a B.Sc. in Physics and Mathematics from the Hebrew University in Jerusalem.

        Kenneth Levy has served as a director since November 2000. Mr. Levy is a private investor and the founder of KLA Instruments Corporation. From July 1999 till October 2006, Mr. Levy served as Chairman of the Board and director of KLA-Tencor Corporation. Upon his retirement, he was appointed Chairman Emiretus of KLA-Tencor Corporation. From July 1998 to June 1999, he served as the Chief Executive Officer and a director of KLA-Tencor. From April 1997 to June 1998, Mr. Levy was Chairman of the Board of Directors of KLA-Tencor. From 1975 to 1997, he served as Chairman of the Board of Directors and Chief Executive Officer of KLA Instruments Corporation. In addition, since 2001 Mr. Levy has served on the serves on the boards of directors of Extreme Networks, Inc. a provider of network infrastructure solutions, Juniper Networks, Inc., a provider of internet infrastructure solutions. In addition, Mr. Levy serves as a director emeritus on the board of Semiconductor Equipment and Materials Institute (SEMI), an industry trade association and is an elected member of the National Academy of Engineering. Mr. Levy holds as M.Sc. in Electrical Engineering from Syracuse University and a B.Sc. in Electrical Engineering from City College of New York.

        Matty Karp has served as a director since March 2001. In 1997, Mr. Karp co-founded Concord Ventures, a leading Israeli capital venture fund. From 1994 to 1997, Mr. Karp served as the President of Nitzanim Venture Fund. From 1987 to 1994, Mr. Karp served as Chief Executive Officer of Kardan Technologies. Prior to that, Mr. Karp served as Corporate Vice President for Business Development, Marketing, and Sales and Head of the Systems and Products Group at Elbit Computers Ltd., a leading Israeli high-tech company with worldwide activities in the defense and healthcare sectors. Mr. Karp has served on the Board of Directors of Galileo Technology, Accord Networks and Wintegra. Mr. Karp holds a B.Sc. cum laude in Electrical Engineering from the Technion – Israel Institute of Technology and is a graduate of the Harvard Business School Advanced Management Program.

        Yossi Sela has served as a director since 2000. Mr. Sela is the Managing Partner of Gemini Israel Funds, a leading Venture Capital fund, which invests primarily in seed and early stage Israeli technology. In this capacity, Mr. Sela sits on the board of a number of Gemini portfolio companies, including Adimos Inc., Allot Communications, Ltd., and IXI Mobile, Ltd. Mr. Sela’s past board positions include CommTouch Software Ltd., Precise Software Solutions Ltd. and Envara Inc. In 1995, he served as the Chief Executive Officer of Ornet Data Communication Technologies Ltd., which was a Gemini portfolio company. Mr. Sela led that company until its acquisition by Siemens AG in September 1995. From 1990 to 1992, Mr. Sela served as Vice President of Marketing at DSP Group, an American-Israeli company specializing in proprietary Digital Signal Processing for consumer and telecommunication applications. He later served as VP Marketing at DSP Communications, Inc., a spin-off of DSP Group. From 1985 to 1989, Mr. Sela worked at Daisy Systems Inc. where he was Director for CAD Development and PCB Marketing Manager for Europe. From 1974 to 1984, he served in the Israel Defense Forces and was responsible for the definition and development of systems for communication applications. Mr. Sela holds a B.Sc. in Electrical Engineering from the Technion – Israel Institute of Technology and an MBA from Tel Aviv University.

        George Hervey has served as a director since August 2004 and his service as an outside director under the Israeli Companies Law was ratified by our shareholders on March 22, 2006. Since 2000, Mr. Hervey has served as the Vice President of Finance and Chief Financial Officer of the Marvell Technology Group Ltd., and has served in a similar capacity for Marvell Semiconductor, Inc. From March 1997 to April 2000, Mr. Hervey served as Senior Vice President, Chief Financial Officer and Secretary for Galileo Technology Ltd., which Marvell acquired in January 2001. From June 1992 to February 1997, Mr. Hervey was Senior Vice President and Chief Financial Officer of S3 Incorporated, a designer and manufacturer of graphics and video accelerators for personal computers and related peripheral products. Mr. Hervey holds a B.Sc. in Business Administration from the University of Rhode Island.

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

B. COMPENSATION

        The aggregate compensation to our directors and executive officers, including stock-based compensation, for 2006 was $3.5 million. This amount includes approximately $1.8 million of stock-based compensation, but does not include business travel, relocation, professional and business association due and expenses reimbursed to officer holders, and other benefits commonly reimbursed or paid by companies in Israel. As compensation for service on our board of directors, we will grant (1) an initial annual grant of options to purchase 30,000 ordinary shares (which will vest annually in three equal parts over a three-year period) upon each non-employee director’s appointment or election to the board, (2) options to purchase 45,000 ordinary shares for a board member who is the Chairman of our Audit Committee or (3) options to purchase 35,000 ordinary shares for a board member who is also Chairman of our Compensation, Nominating and Governance Committee, and (4) subsequent grants of options to purchase 3,750 of our ordinary shares granted each quarter to each of our non-employee directors whose options are fully vested and exercisable upon the date of grant. We also pay an annual cash retainer and per meeting cash fee to each of our directors.

C. BOARD PRACTICE

Board of Directors and Officers

        Our current board of directors consists of seven directors, certain of whom were appointed by the shareholder or group of shareholders named in the director’s biography pursuant to rights of appointment granted to such shareholder in connection with its purchase of our shares. Our Articles of Association provide that we may have up to nine directors.

        Under our Articles of Association, our directors (other than the outside directors) are divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the outside directors). At each annual general meeting of our shareholders, the election, or re-election of directors, following the expiration of the term of office of the directors of that class of directors, is for a term of office that expires on the third annual general meeting following such election or re-election, such that each year the term of office of only one class of directors will expire. Class I directors, consisting of Dr. Boaz Eitan and Kobi Rozengarten, were re-elected by our annual meeting of shareholders held in 2006, and will hold office until our annual meeting of shareholders to be held in 2009. Class II directors, consisting of Yossi Sela and Matty Karp, will hold office until our annual meeting of shareholders to be held in 2007. In March 2007, our board of directors approved the nomination of Yossi Sela and Matty Karp as board members until 2010. This nomination has to be approved at our annual meeting of shareholders to be held in 2007. Class III directors, consisting of Kenneth Levy, will hold office until our annual meeting of shareholders to be held in 2008. The directors shall be elected by a vote of the holders of a majority of the voting power present and voting at that meeting. Each director, will hold office until the annual general meeting of our shareholders for the year in which his or her term expires and until his or her successor shall be elected and qualified.

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

        The Companies Law requires that, in addition to having one outside director with financial and accounting expertise, a public company must have such number of directors with financial and accounting expertise as determined by the board of directors. In determining the number of directors required to have such expertise, the Board of Directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our Board of Directors has determined that we require at least one director with the requisite financial and accounting expertise and that Ms. Ida Keidar-Malits has such expertise.

Outside Directors

Qualifications of Outside Directors

        Under Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares are listed on an exchange, including The Nasdaq Stock Market, are required to appoint at least two outside directors. Mr. George Hervey and Ms. Keidar-Malits serve as our outside directors and their terms expire in 2009.

        The Companies Law provides that a person may not be appointed as an outside director if the person, or the person’s relative, partner, employer or any entity under the person’s control, has, or had, during the two years preceding the date of appointment, any affiliation with the company or any entity controlling, controlled by or under common control with the company.

        The term affiliation includes:

—	an employment relationship;

—	a business or professional relationship maintained on a regular basis;

—	control; and

—	service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an outside director following the public offering.

        The term office holder is defined as a director, general manager, chief business manager, deputy general manager, vice general manager, executive vice president, vice president, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title.

        No person can serve as an outside director if the person’s position or other business creates, or may create, a conflict of interests with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director. If at the time an outside director is appointed all current members of the board of directors are of the same gender, then that outside director must be of the other gender.

        The Companies Law requires that at least one of the appointed outside directors have financial and accounting expertise and that the other outside director meet certain professional qualifications. However, if at least one of our directors meets the independence requirements of the Securities Exchange Act of 1934, as amended, and the standards of the Nasdaq rules for membership on the audit committee, and also has financial and accounting expertise as defined in the Companies Law and applicable regulations, then our outside directors are only required to meet the professional qualifications. The regulations implementing the amendment define a director with financial and accounting expertise as a director whose education, professional experience and skills enable him to understand, on a high level, matters relating to business, accounting, internal auditing and financial statements, and who as a result is able to thoroughly comprehend the financial statements of the company and initiate debate regarding the manner in which financial information is presented. The regulations define a director who meets certain professional qualifications as a director who satisfies one of the following requirements: (i) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (ii) the director either holds an academic degree in any other field or has completed higher education in the primary field of business of the company or in an area which is relevant to the office of an outside director, (iii) the director has at least five (5) years of experience serving in one or more of the following capacities: (a) in a senior management position of a corporation with a substantial scope of business, (b) in a senior position in the primary field of business of the company or (c) in a senior position of public administration. Based on information provided by Mr. George Hervey and Ms. Ida Keidar-Malits, our board of directors has resolved that each such individual possesses the requisite financial and accounting expertise as required under the Companies Law and the regulations promulgated thereunder.

        Until the lapse of two years from termination of office, a company may not engage an outside director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

Election of Outside Directors

        Outside directors are elected by a majority vote at a shareholders’ meeting, provided that either:

—	the majority of shares voted at the meeting (not including abstentions), including at least one-third of the shares of non-controlling shareholders voted at the meeting, vote in favor of the election of the outside director; or

—	the total number of shares held by non-controlling shareholders and voted against the election of the outside director does not exceed one percent of the aggregate voting rights in the company.

        The initial term of an outside director is three years and he or she may be reelected to additional terms of three years each by a majority vote at a shareholders’ meeting, subject to the conditions described above for election of outside directors. Reelection to each additional term beyond the first extension needs to comply with the following additional conditions: (1) the audit committee and, subsequently, the board of directors confirmed that the reelection for an additional term is for the benefit of the company, taking into account the outside director’s expertise and special contribution to the function of the board of directors and its committees, and (2) the general meeting of the company’s shareholders, prior to its approval of the reelection of the outside director, was informed of the term previously served by him or her and of the reasons of the board of directors and audit committee for the extension of the outside director’s term. Outside directors may only be removed by the same majority of shareholders as is required for their election, or by a court, as follow: (1) if the board of directors is made aware of a concern that an outside director has ceased to meet the statutory requirements for his or her appointment, or has violated his or her duty of loyalty to the company, then the board of directors is required to discuss the concern and determine whether it is justified, and if the board of directors determines that the concern is justified, to call a special general meeting of the company’s shareholders, the agenda of which includes the dismissal of the outside director, and (2) at the request of a director or a shareholder of the company a court may remove an outside director from office if it determines that the outside director has ceased to meet the statutory requirements for his or her appointment, or has violated his or her duty of loyalty to the company, or (3) at the request of the company, a director, a shareholder or a creditor of the company, a court may remove an outside director from office if it determines that the outside director is unable to perform his or her duties on a regular basis, or is convicted of certain offenses set forth in the Companies Law. If an outside directorship becomes vacant, a company’s board of directors is required under the Companies Law to call a shareholders’ meeting immediately to appoint a new outside director.

        Each committee of a company’s board of directors is required to include at least one outside director and the audit committee is required to include all of the outside directors.

        An outside director is entitled to compensation as provided in regulations promulgated under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with services provided as an outside director. The regulations provide three alternatives for cash compensation to outside directors: (1) a fixed amount determined by the regulations, (2) an amount within a range contained in the regulations, or (3) an amount proportional to the amount paid to the other directors of the company provided that such proportional amount (A) may not be lower than the compensation granted to all other directors of the company who are not controlling shareholders of the company or employees or service providers of the company or its affiliates and (B) does not exceed the average compensation granted to all such directors. A company may also issue shares or options to an outside director in an average amount which (A) may not be lower than the amount granted to directors who are not controlling shareholders of the company or employees or service providers of the company or its affiliates; and (B) may not exceed the average amount granted to all such directors. Compensation determined in any manner (other than cash compensation at the fixed amount determined by the regulations) requires the approval of the company’s shareholders. All outside directors must receive identical compensation.

Nasdaq Requirements

        Under the rules of The Nasdaq Stock Market, a majority of directors must meet the definition of independence contained in the rules. Our board of directors has determined that all of our directors, other than our Chief Executive Officer and Chairman, Dr. Boaz Eitan, and our President and board member, Kobi Rozengarten, meet the majority independence standards contained in the rules of The Nasdaq Stock Market. We do not believe that any of these directors have a relationship that would preclude a finding of independence under these rules and, in reaching their determination, our board of directors determined that the other relationships that these directors have with us do not impair their independence.

Audit Committee

Companies Law Requirements

        Under the Companies Law, the board of directors of any company whose shares are listed on any exchange must also appoint an audit committee comprised of at least three directors including all of the outside directors, but excluding the:

—	chairman of the board of directors;

—	controlling shareholder or a relative of a controlling shareholder; and

—	any director employed by the company or who provides services to the company on a regular basis.

Nasdaq Requirements

        Under The Nasdaq Stock Market rules, we are required to maintain an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. Our audit committee members are required to meet additional independence standards, including minimum standards set forth in rules of the Securities and Exchange Commission and adopted by The Nasdaq Stock Market.

Approval of Transactions with Office Holders and Controlling Shareholders

        The approval of the audit committee is required to effect specified actions and transactions with office holders and controlling shareholders. The term controlling shareholder means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50.0% or more of the voting rights in a public company or has the right to appoint the majority of the directors of the company or its general manager; For the purpose of approving transactions with controlling shareholders, the term also includes any shareholder that holds 25.0% or more of the voting rights of the company if the company has no shareholder that owns more than 50.0% of its voting rights.. For purposes of determining the holding percentage stated above, two or more shareholders who have a personal interest in a transaction that is brought for the company’s approval are deemed as joint holders. The audit committee may not approve an action or a transaction with a controlling shareholder or with an office holder unless at the time of approval the company has two outside directors, both of whom are serving as members of the audit committee, and at least one of whom was present at the meeting at which the approval was granted.

Audit Committee Role

        Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee consistent with the rules of the Securities and Exchange Commission and The Nasdaq Stock Market rules, which include:

—	retaining and terminating the company's independent accountants, subject to shareholder ratification;

—	pre-approval of audit and non-audit services provided by the independent accountants; and

—	approval of transactions with office holders and controlling shareholders, as described above, and other related-party transactions.

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

Compensation, Nominating and Governance Committee

        We comply with the rules of The Nasdaq Stock Market with respect to the establishment and composition of a compensation committee and a nominating committee. This committee will also oversee matters related to our corporate governance practices. Our compensation, nominating and governance committee consists of our directors, Ken Levy (Chairperson), Yossi Sela and Ida Keidar Malits. Our board of directors has adopted a compensation, nominating and governance committee charter setting forth the responsibilities of the committee consistent with The Nasdaq Stock Market rules which include:

—	determining the compensation of our Chief Executive Officer and other executive officers;

—	granting options to our employees and the employees of our subsidiaries;

—	recommending candidates for nomination as members of our board of directors; and

—	developing and recommending to the board corporate governance guidelines and a code of business ethics and conduct in accordance with applicable laws.

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

D. EMPLOYEES

        As of December 31, 2006, we had 232 employees of whom 229 were based in Israel and three in the United States. The breakdown of our employees by department is as follows:

	December 26, 2004		December 31, 2005	December 31, 2006

Department
Research and development(1)	165	(2)	206	204
Sales and marketing	9		12	9
Management and administration	11		18	19

Total	185		236	232

(1)	Research and development personnel are engaged in internal research and development efforts and in providing design and product development services to our licensees.

(2)	Includes employees temporarily loaned to our former joint venture, Infineon Technologies Flash.

        Under applicable Israeli law, we and our employees are subject to protective labor provisions, including restrictions on working hours, minimum wages, minimum vacation, sick pay, severance pay and social security as well as equal opportunity and anti-discrimination laws. Orders issued by the Israeli Ministry of Industry, Trade and Labor make certain industry-wide collective bargaining agreements applicable to us. These agreements affect matters such as cost of living adjustments to salaries, length of working hours and week, recuperation, travel expenses, and pension rights. Our employees are not represented by a labor union. We provide our employees with benefits and working conditions above the required minimum, which we believe are competitive with benefits and working conditions provided by similar companies in Israel. We have entered into employment agreements with all of our Israeli employees and with our senior non-Israeli employees. Competition for qualified personnel in our industry is intense and we dedicate significant resources to employee retention. We have never experienced labor-related work stoppages and believe that our relations with our employees are good.

E. SHARE OWNERSHIP

Share Ownership by Directors and Executive Officers

        For information regarding ownership of our ordinary shares by our directors and executive officers, see Item 7 “Major Shareholders and Related Party Transactions.”

Share Option Plans

        We have adopted three share option/incentive plans and, as of February 28, 2007, we had 4,818,608 ordinary shares reserved for issuance under these plans of which options to purchase 3,454,675 ordinary shares at a weighted average exercise price of $14.54 per share are outstanding. As of February 28, 2007, 1,040,242 options were vested and exercisable. In addition, we have 25,734 options outstanding, which were not granted under our stock option plan, of which 25,734 are vested and exercisable.

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

        As of February 28, 2007, there were 1,363,933 ordinary shares available for issuance under the plan, and options to purchase 3,101,318 ordinary shares have been granted and 857,600 were vested and exercisable. The number of shares available for issuance under the plan is automatically increased on the first trading day in January of each calendar year during the term of the 2003 share option plan beginning with calendar year 2005 by the lowest of (1) 1,333,333 ordinary shares, subject to adjustments as provided in the plan, (2) a number equal to 4% of our outstanding ordinary shares on December 31 in the previous calendar year, and (3) an amount determined by our board of directors. Any unvested or other option that terminate without exercise revert to the plan and become available for future issuance.

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

2001 Share Option Plan

        Our 2001 share option plan provides for the grant of options to our directors, employees, consultants and service providers, and to the directors, employees, consultants and service providers of our subsidiaries. As of February 28, 2007, we have granted options to purchase 248,097 shares under our 2001 share option plan and 91,382 are vested and exercisable.

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

1997 Share Option Plan

        Our 1997 share option plan provides for the grant of options to our directors and employees. As of February 28, 2007, we have granted options to purchase 105,260 shares under our 1997 stock option plan and 91,260 are vested and exercisable under this plan.

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

A. MAJOR SHAREHOLDERS

        The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of the date of this Annual Report:

—	each person who we know beneficially owns 5.0% or more of the outstanding ordinary shares;

—	each of our directors individually;

—	each of our executive officers individually; and

—	all of our directors and executive officers as a group.

        Beneficial ownership of shares is determined under rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. The following table includes the number of shares underlying options that are exercisable within 60 days of the date of this Annual Report. Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. The table assumes 31,477,170 ordinary shares outstanding as of March 20, 2007, and does not include 46,000 ordinary shares repurchased by us following the approval by our board of directors in February 2007 of a repurchase plan. In accordance with the Companies Law, as long as the repurchased shares are held by us, these shares are considered “dormant shares” with the result that they will not be entitled to any rights (e.g. voting rights and dividend rights. See Item 16E, Purchases of Equity Securities by the Issuer and Affiliated.

        As of the date of this Annual Report, we are aware of 7 U.S. persons that are holders of record of our ordinary shares holding an aggregate of 2,718,028 shares.

        Unless otherwise noted below, each shareholder’s address is c/o Saifun Semiconductors Ltd., 6 Arie Regev Street, Sappir Industrial Park, Netanya, Israel.

Name and Address	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned

Principal shareholders:
Dr. Boaz Eitan(1)	10,988,515	34.8%
IDB Holding Corporation Ltd.(2)	2,708,859	8.6%
Argos Capital Appreciation Master Fund LP(3)	1,502,471	4.8%
Directors and executive officers:
Dr. Boaz Eitan(1)	10,988,515	34.8%
Kobi Rozengarten(4)	424,484	1.3%
Ramy Langer	12,000	*
Igal Shany	500	*
Eduardo Maayan	18,500	*
Dr. Meir Janai(5)	63,500	*
Kenneth Levy(6)	118,000	*
Matty Karp(7)	949,065	3.0%
Yossi Sela(8)	39,667	*
George Hervey(9)	75,000	*
Ida Keidar-Malits (10)	10,000	*
All directors and executive officers as a group	12,699,031	39.8%

* Less than 1.0%

(1)	Based on a Schedule 13G filed on February 14, 2007and on other information provided to us, the number of shares beneficially owned consists of 4,920,440 ordinary shares and options to purchase 66,957 ordinary shares held directly by Dr. Boaz Eitan, 1,905,780 ordinary shares held by Adi & Gal Ltd., 1,429,336 ordinary shares held by Sharon & Yoav Ltd., 1,200,000 ordinary shares held by Shikmat Eitan Ltd., 952,892 ordinary shares held by Yonatan & Maya Ltd., 476,444 ordinary shares held by Batya and Yoseph Ltd. and 10,000 ordinary shares held by MIRAGE BVBA. Each of these entities is jointly owned and controlled by Dr. Boaz Eitan and his wife. This number also includes 26,666 ordinary shares owned by Dr. Boaz Eitan’s wife. Dr. Boaz Eitan disclaims beneficial ownership of the shares held by the foregoing except to the extent of his pecuniary interest therein.

(2)	Based on a report pursuant to Companies Law 5759-1999 dated March 14, 2007.

(3)	Based on a Schedule 13G filed on February 13, 2007 and on other information provided to us, this number consists of 1,502,471 ordinary shares. The general partner of Argos Appreciation Master Fund LP is Argo Capital Management, Inc. which is wholly-owned by Mr. Ephraim Gildor. The address of Argos Capital Appreciation Master Fund LP is 1290 Avenue of the Americans – 34th Floor, New York, New York.

(4)	The number of shares beneficially owned consists of 374,850 ordinary shares and options to purchase 49,434 ordinary shares.

(5)	The number of shares beneficially owned consists of options to purchase 63,500 ordinary shares.

(6)	Based on information provided to us, the number of shares beneficially owned consists of 83,000 ordinary shares and options to purchase 35,000 ordinary shares.

(7)	Based on ainformation provided to us, the number of shares beneficially owned consists of 647,014 ordinary shares held by K.T. Concord Venture Fund (Cayman) L.P., 128,908 ordinary shares held by K.T. Concord Venture Fund (Israel) L.P. and 128,143 ordinary shares held by Concord Venture I Annex-B L.P. and options to purchase 45,000 ordinary shares held by Mr. Karp. Mr. Karp is a managing partner of Concord Ventures and, by virtue of his position, may be deemed to have voting and investment power, and thus beneficial ownership, with respect to the shares held by these entities. Mr. Karp disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

(8)	Based on a Schedule 13G filed on February 6, 2007.

(9)	The number of shares beneficially owned consists of options to purchase 75,000 ordinary shares.

(10)	The number of shares beneficially owned consists of options to purchase 10,000 ordinary shares.

        During the fourth quarter of 2004 and the first quarter of 2005, certain of our principal shareholders sold our ordinary shares. Ordinary shares beneficially owned by Tower Semiconductors, representing 11.9% of our outstanding ordinary shares, were sold in the fourth quarter of 2004 primarily to IDB Holding Corporation Ltd., as well as to entities affiliated with Gemini Israel Funds, entities affiliated with Concord Ventures, and certain other shareholders. In February 2005, our ordinary shares beneficially owned by Infineon Technologies were sold to Argos Capital Appreciation Master Fund LP. Concurrently with the sale by Infineon Technologies of its ordinary shares, our Chief Executive Officer and Chairman, Dr. Boaz Eitan, and our President, Mr. Kobi Rozengarten, sold 265,000 and 132,530 shares, respectively, to Argos Capital Appreciation Master Fund L.P. In March 2005, 96,774 ordinary shares owned by Dr. Boaz Eitan were sold to two of our individual shareholders. In April 2006, principle shareholders as well as directors and executive officers sold 2,629,291 ordinary shares as part of a public offering of 4,393,170 ordinary shares. Pursuant to a loan agreement entered into in January 2006 between an affiliate of Dr. Boaz Eitan and a financial institution, Dr. Boaz Eitan has pledged on February 5, 2007 4,212,221 shares owned directly by him as security for a loan. This amount is subject to a limited change based on the market price of ordinary shares of Saifun Semiconductors Ltd. Dr. Boaz Eitan retains the right to vote the shares. The pledge does not have any voting or dispositive rights over the pledged securities prior to an event of default and, based on applicable law, is not deemed to be the beneficial owner of the pledged securities

        Our majority shareholders may have different voting rights under particular circumstances. See Item 10 “Memorandum and Articles of Association” for more information.

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

Sale of Shares as part of our Follow-on Offering

        In April 2006, our Chief Executive Officer and Chairman, Dr. Boaz Eitan, and our President, Mr. Kobi Rozengarten, sold 500,000 and 106,432 shares, respectively, as part of a public offering of 4,393,170 ordinary shares. In addition, as part of this offering, entities affiliated with Gemini Israel Funds Ltd., as well as entities affiliated with Concord Ventures, sold 811,183 and 699,975 ordinary shares, respectively.

Registration Rights

Demand registration rights

        At any time after nine months following the completion of our initial public offering, at the request of one or more of our former preferred shareholders that hold at least 33% of our then outstanding ordinary shares held by our former preferred shareholders, we must use our best efforts to register any or all of these shareholders’ ordinary shares as follows:

—	before we become eligible under applicable securities laws to file a registration statement on Form F-3, we are required to effect up to two such registrations, but only if the minimum aggregate offering price of the shares to be registered, net of underwriting discounts and commissions, exceeds $5.0 million, and

—	after we become eligible under applicable securities laws to file a registration statement on Form F-3, we are required to effect an unlimited number of registrations, but only (1) if the minimum aggregate offering price of the shares to be registered, net of underwriting discounts and commissions, exceeds $500,000, and (2) if we have not effected an offering pursuant to a demand registration or a “piggyback registration”within the preceding six-month period in which all requesting shareholders were able to sell the number of ordinary shares they requested to include.

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

        Our employment agreement with Dr. Boaz Eitan, our Chairman and Chief Executive Officer, effective as of July 1, 2004, shall continue unless terminated by either Dr. Boaz Eitan or the Company upon one year notice. We shall have the right not to take advantage of the notice period (in full or in part) and may terminate the employment of Dr. Boaz Eitan at any time during the notice period, provided that we shall pay Dr. Boaz Eitan consideration, payments and social benefits for the remainder of the notice period. We may also terminate the agreement immediately for cause.

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

Legal Services

        One of the senior partners of our legal counsel in Israel, Eitan, Mehulal, Pappo, Kugler, Advocates — Patent Attorneys, is the wife of our Chief Executive Officer and Chairman, Dr. Boaz Eitan. Our expenses to Eitan, Mehulal, Pappo, Kugler, Advocates-Patent Attorneys or its predecessors for fees for legal services and disbursements totaled $695,000 in 2004, $865,000 in 2005 and $1,392,000 in 2006.

        One of the senior partners of our a legal counsel in Israel, Makovsky Harpaz & Co. representing us in the litigation with the former CEO of Ingentix is the brother-in-law of our Chief Executive Officer and Chairman, Dr. Boaz Eitan. Our expenses to Makovsky Harpaz & Co. totaled $34,000 in 2004, $27,000 in 2005 and $76,000 in 2006.

C. INTERESTS OF EXPERTS AND COUNSEL

        Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

        See Item 18 for audited consolidated financial statements.

Legal Proceedings

        Former CEO of Ingentix Ltd. In October 2002, the former Chief Executive Officer of Ingentix Ltd., the predecessor of Infineon Technologies Flash Israel, filed a claim against us and Ingentix in the Tel Aviv Labor Court seeking an order requiring us to reinstate options to purchase 420,000 of our ordinary shares at an exercise price of $1.69 per share. In addition, the plaintiff is seeking from Infineon Technologies Flash Israel cash damages of approximately $284,000 and reinstatement of stock appreciation rights granted by Ingentix. In January 2004, we submitted our response to the plaintiff’s claim. Subsequently, we agreed to commence mediation in August 2004 at the suggestion of the court in an effort to resolve without further court proceedings. The mediation ended with no resolution to the proceedings. We believe that we have meritorious defenses to the claims alleged by the plaintiff and intend to defend this suit vigorously in the event court proceedings resume. We have also submitted in the Tel Aviv District court a counter claim against the plaintiff for breach of contract and fiduciary duty seeking cash damages of approximately $2.4 million, which we intend to pursue vigorously. We have recorded a provision with respect to this claim, based on an estimate of our management and based on the opinion of our legal counsel. The plaintiff filed his summary in December, 2006. We intend to file our summary in February 2007.

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

        See “Item 16E – Purchase of Equity Securities by the Issuer and Affiliated Purchasers” for a discussion of our repurchase plan.

B. SIGNIFICANT CHANGES

        Except as otherwise disclosed in this Annual Report, there has been no significant change in our financial position since December 31, 2006.

ITEM 9.	THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

        Our ordinary shares began trading publicly on November 9, 2005. Prior to that date, there was no public market for our ordinary shares. The following table lists the high and low closing sale prices for our ordinary shares for the periods indicated as reported by The Nasdaq Stock Market.

2005	High	Low

Fourth quarter	$35.30	$27.69

2006	High	Low

First quarter	$37.90	$27.86
Second quarter	$34.22	$26.88
Third quarter	$29.03	$25.05
Fourth quarter	$29.75	$16.65

2007

First quarter	$19.32	$11.71

Most Recent Six Months	High	Low

March 2007	$12.12	$11.01
February 2007	$14.00	$12.53
January 2007	$19.32	$13.95
December 2006	$18.90	$16.55
November 2006	$19.29	$16.85
October 2006	$29.75	$18.42
September 2006	$29.30	$25.30

        On March 28, 2007, the last reported sale price of our ordinary shares on The Nasdaq Stock Market was $11.52 per share. According to our transfer agent, as of March 20, 2007, there were approximately 26 holders of record of our ordinary shares.

B.	PLAN OF DISTRIBUTION

        Not applicable.

C.	MARKETS

        Our ordinary shares have traded publicly on the Nasdaq Stock Market under the symbol “SFUN” since November 9, 2005.

D.	SELLING SHAREHOLDERS

        Not applicable.

E.	DILUTION

        Not applicable.

F.	EXPENSES OF THE ISSUE

        Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

        Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

        We are registered with the Israeli Registrar of Companies in Jerusalem. Our registration number is 51-239733-2

Objectives

        Our objectives under our memorandum of association are to engage in any lawful activity in order to achieve our purposes. According to our memorandum of association, the purposes for which we were established are: (1) to develop, manufacture and sell semiconductor technologies and related products, (2) to engage in the operation and exploitation of software business, and (3) to perform any activity permitted by law.

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

Election of Directors

        Our ordinary shares do not have cumulative voting rights for the election of directors. Rather, under our Articles of Association our directors are elected by the holders of a simple majority of our ordinary shares at a general shareholder meeting. As a result, the holders of our ordinary shares that represent more than 50.0% of the voting power represented at a shareholder meeting have the power to elect any or all of our directors whose positions are being filled at that meeting, subject to the special approval requirements for outside directors under the Israeli Companies Law described under Item 6 “Board Practice – Outside Directors”

Dividend and Liquidation Rights

        Our board of directors may declare a dividend to be paid to the holders of ordinary shares in proportion to the paid up capital attributable to the shares that they hold. Dividends may only be paid out of our profits and other surplus funds, as defined in the Israeli Companies Law, as of the end of the most recent fiscal year or as accrued over a period of two years, whichever is higher, provided that there is no reasonable concern that a payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. If we do not have profits legally available for distribution, we may seek the approval of the court to distribute a dividend. The court may approve our request if it is convinced that there is no reasonable concern that a payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

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

Quorum

        In accordance with our Articles of Association, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 33.33% of our issued share capital. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. At the reconvened meeting, the required quorum consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 20% of our issued share capital. If within half an hour of the time appointed for the reconvened meeting, the required quorum is not present, the reconvened meeting shall be convened, provided at least two or more shareholders present in person or by proxy, unless the meeting was called pursuant to a request by our shareholders in which case the quorum required is the number of shareholders required to call the meeting as described under “– Shareholder Meetings.”

Voting

        Except as provided below under “– Limitations on Voting,” holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders at a shareholder meeting. Shareholders may vote at a shareholder meeting either in person or by proxy. Israeli law does not provide for public companies, such as us, to have shareholder resolutions adopted by means of a written consent in lieu of a shareholder meeting. Shareholder voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. The Companies Law provides that a shareholder, in exercising his or her rights and performing his or her obligations toward the company and its other shareholders, must act in good faith and in an acceptable manner, and avoid abusing his or her powers. This is required when voting at general meetings on matters such as changes to the articles of association, increasing the company’s registered capital, mergers and approval of related party transactions. A shareholder also has a general duty to refrain from depriving any other shareholder of their rights as a shareholder. In addition, any controlling shareholder, any shareholder who knows that its vote can determine the outcome of a shareholder vote and any shareholder who, under the company’s articles of association, can appoint or prevent the appointment of an office holder, is required to act with fairness towards the company. The Companies Law does not describe the substance of this duty, except to state that the remedies generally available upon a breach of contract will apply also in the event of a breach of the duty to act with fairness, and there is no binding case law that addresses this subject directly. Any voting agreement is also subject to observance of these duties.

Limitations on Voting

        In general, and except as provided below, shareholders have one vote for each ordinary share held by them and are entitled to vote, on a non-cumulative basis, at all meetings of shareholders. However, pursuant to a mechanism specified in our Articles of Association, the voting rights exercisable by a shareholder may be limited. In any situation in which the “controlled shares” (as defined below) of any United States person (as defined below) would constitute 9.9% or more of the votes conferred by our issued and outstanding ordinary shares, the excess shares will be considered “dormant shares” under the Israeli Companies Law with the result that they will not be entitled to any voting rights, provided that the existence of any dormant shares may not cause a U.S. person to exceed the 9.9% limitation as a result of such allocation and may not cause the controlled shares of the permitted United States shareholder (as defined below) to constitute more than 49.9% of the voting power of all issued and outstanding shares. In accordance with our Articles of Association, the holder of dormant shares will be entitled to receive dividends and other distributions.

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

Acquisitions under Israeli Law

        Full Tender Offer. A person wishing to acquire shares or any class of shares of a publicly traded Israeli company and who would as a result hold over 90.0% of the company’s issued and outstanding share capital or of a class of shares that are listed, is required by the Companies Law to make a tender offer to all of the company’s shareholders or to all shareholders who hold shares of the same class, as the case may be, for the purchase of all of the issued and outstanding shares of the company or for the purchase of all of the issued and outstanding shares of the same class, as the case may be. If the shareholders who do not respond to the offer hold less than 5.0% of the issued share capital of the company or of the applicable class, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, the shareholders may petition the court to alter the consideration for the acquisition. If the dissenting shareholders hold more than 5.0% of the issued and outstanding share capital of the company or of the applicable class, the acquirer may not acquire additional shares of the company from shareholders who accepted the tender offer if following such acquisition the acquirer would then own over 90.0% of the company’s issued and outstanding share capital or of the applicable class.

        Special Tender Offer. The Companies Law provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold 25.0% or more of the voting rights at the company’s general meeting, unless one of the exemptions described in the Companies Law is met. This rule does not apply if there is already another shareholder who holds 25.0% or more of the voting rights at the company’s general meeting. Our Chief Executive Officer and Chairman, Dr. Boaz Eitan, currently holds more than 25.0% of our outstanding ordinary shares as determined in accordance with the Companies Law. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would hold more than a 45.0% of the voting rights of the company, if there is no other shareholder of the company who holds more than 45.0% of the voting rights in the company, unless one of the exemptions in the Companies Law is met. A tender offer is not required in the following circumstances: (i) the purchase was made in a private offer that was approved by the shareholders as a private offer and was meant to grant the purchaser more than 25% of the voting rights of a company in which no other shareholder holds more than 25.0% of the voting rights, or to grant the purchaser more than 45.0% of the voting rights of a company in which no other shareholder holds more than 45.0% of the voting rights, (ii) the purchaser would hold more than 25.0% of the voting rights after purchasing shares from a person that held more than 25% of the voting rights, or (iii) the purchaser would hold more than 45.0% of the voting rights after purchasing shares from a person that held more than 45.0% of the voting rights.

        In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer, or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.

        If a special tender offer was accepted by a majority of the shareholders who announced their stand on such offer, then shareholders who did not announce their stand or who had objected to the offer may accept the offer within four days of the last day set for the acceptance of the offer.

        In the event that a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity shall refrain of making a subsequent tender offer for the purchase of shares of the target company and cannot execute a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

        Merger. The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, the majority of each party’s shares voted on the proposed merger at a shareholders’ meeting called on at least 21 days’ prior notice. The board of directors of a merging company is required pursuant to the Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, such determination taking into account the financial status of the merging companies. If the board has determined that such a concern exists, it may not approve a proposed merger. Following the approval of the board of directors of each of the merging companies, the boards must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies. Under the Companies Law, if the approval of a general meeting of the shareholders is required, merger transactions may be approved by holders of a simple majority of our shares present, in person or by proxy, at a general meeting and voting on the transaction. In determining whether the required majority has approved the merger, if shares of the Company are held by the other party to the merger, or by any person holding at least 25.0% of the outstanding voting shares or 25.0% of the means of appointing directors of the other party to the merger, then a vote against the merger by holders of the majority of the shares present and voting, excluding shares held by the other party or by such person, or anyone acting on behalf of either of them, is sufficient to reject the merger transaction. If the transaction would have been approved but for the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25.0% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed with the Israeli Registrar of Companies and 30 days have passed from the date that shareholder approval of both merging companies was obtained.

Anti-Takeover Measures

        Undesignated preferred stock. The Companies Law allows us to create and issue shares having rights different than those attached to our ordinary shares, including shares providing certain preferred or additional rights to voting, distributions or other matters and shares having preemptive rights. We do not have any authorized or issued shares other than ordinary shares. In the future, if we do create and issue a class of shares other than ordinary shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization of a new class of shares will require an amendment to our Articles of Association which requires the prior approval of a majority of our shareholders at a general meeting. Shareholders voting at such a meeting will be subject to the restrictions under the Companies Law described in “– Voting.”

        Transactions with interested shareholders. Our Articles of Association contain a provision that prohibits us from engaging in any business combination with any interested shareholder for a period of three years following the date that the shareholder became an interested shareholder, unless:

—	prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

—	upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 75% of the voting share of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, unissued shares of the company which may be issued pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

        A “business combination” is defined to include the following:

—	any merger or consolidation involving the corporation and the interested shareholder;

—	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested shareholder;

—	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any shares of the corporation to the interested shareholder;

—	any transaction involving the corporation that has the effect of increasing the proportionate share of the shares of any class or series of the corporation beneficially owned by the interested shareholder; or

—	the receipt by the interested shareholder or the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

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

        Classified board of directors. Our amended and restated Articles of Association provide for a classified board of directors. See “Management – Board of Directors and Officers.”

Transfer Agent and Registrar

        The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company. Its address is 59 Maiden Lane, New York, New York 10038 and its telephone number at this location is (212) 936-5100.

C.	MATERIAL CONTRACTS

        Summaries of the following material contracts are included in this Annual Report in the places indicated:

Material Contract	Location

License Agreement with Macronix	Item 4.B: "Information on the Company - Part B:
Business Overview - Licensees."
License Agreement with Spansion	Item 4.B: "Information on the Company - Part B:
Business Overview - Licensees."

D.	EXCHANGE CONTROLS

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

Taxation of Companies

        General Corporate Tax Structure. Generally, Israeli companies are subject to corporate tax at the rate of 31% on taxable income for the year 2006 and are subject to capital gains tax at a rate of 25% on capital gains (other than gains derived from the sale of listed securities that are taxed at the prevailing corporate tax rates) derived after January 1, 2003. However, the effective tax rate payable by a company that derives income from an approved enterprise (as discussed below) may be considerably lower. Depending on the relevant tax treaties at issue, dividends or interest received by an Israeli company from foreign subsidiaries are generally subject to tax regardless of the company’s status as an approved enterprise. Under recently adopted legislation, taxes paid by Israeli companies will be gradually reduced to a rate of 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter.

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

        We have applied to the Office of the Chief Scientist of Israel, in order to receive approval for a tax deduction for all research and development expenses during the year incurred. We have received an approval from the Office of the Chief Scientist for such tax deduction with respect to the 2004 tax year. However, there is no assurance that our application for subsequent years will be accepted.

        Tax Benefits Under the Law for the Encouragement of Industry (Taxes), 1969. According to the Law for the Encouragement of Industry (Taxes), 1969 (“Industry Encouragement Law”), industrial companies are entitled to the following tax benefits, among others:

—	deduction of purchases of know-how and patents over an eight-year period for tax purposes;

—	expenses involved with the issuance and listing of shares on The Tel Aviv Stock Exchange or on a recognized stock market outside of Israel, are deductible over a three-year period;

—	the right to elect, under specified conditions, to file a consolidated tax return with other related Israeli industrial companies; and

—	accelerated depreciation rates on equipment and buildings.

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

        We believe that we currently qualify as an industrial company within the definition under the Industry Encouragement Law. However, we cannot give any assurance that we will continue to qualify as an “industrial company” or that the benefits described above will be available in the future.

        Law for the Encouragement of Capital Investments, 1959. The Law for the Encouragement of Capital Investments, 1959, as amended (the “Investments Law”), provides that a capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel, be designated as an “Approved Enterprise.” Each certificate of approval for an approved enterprise relates to a specific investment program, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset. An approved enterprise is entitled to benefits including Israeli Government cash grants and tax benefits in specified development areas. The extent of the tax benefits available under the Investment Law and the period for which tax benefits are available are determined by the geographic location of the enterprise. The benefits are dependent upon the fulfillment of conditions stipulated in the Investment Law and its regulations, including the criteria set forth in the specific certificate of approval. The tax benefits from any certificate of approval relate only to taxable profits attributable to the specific approved enterprise. If a company has more than one approval or only a portion of its enterprise is approved, its effective tax rate is the result of a weighted average of the applicable rates (such weighted average is calculated in accordance with the guidelines of the Investment Law).

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

        On April 1, 2005, a comprehensive amendment to the Investments Law came into effect. As the amended Investments Law does not retroactively apply to investments programs having an approved enterprise approval certificate issued by the Israeli Investment Center prior to December 31, 2004, our current tax benefits are subject to the provisions of the Investments Law prior to its revision. Our approved plans subsequent to 2002 and others that may be received in the future will be subject to the provisions of the Investments Law, as amended. Accordingly, the following description includes a summary of the Investments Law prior to its amendment as well as the relevant changes contained in the Investments Law.

        In 1998, our investment program in our facility in Netanya, Israel, was approved as an approved enterprise under the “alternative program” provided by the Investments Law. Our requests for expansion of our approved enterprise were approved in November 2000 and December 2002. The expansion of our approved enterprise that was approved in December 2002, which we did not utilize, was cancelled by us in March 2006. The cancellation was made in accordance with a pre-ruling we have obtained from the Israeli tax authorities, providing that the investment made by us under the 2002 expansion will be considered as part of the investment required under the amendment Investments Law in order to comply with the definition of “privileged enterprise” as defined thereunder and as further detailed below.

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

        Dividends paid out of income generated by an approved enterprise (or out of dividends received from a company whose income is generated by an approved enterprise) are generally subject to withholding tax at the rate applicable to dividends from approved enterprises (15%), unless a different rate is provided according to a treaty between Israel and the shareholder’s country of residence (if the dividend is distributed out of income derived during the tax exemption period or within 12 years thereafter). The company must withhold this tax at source.

        The Investments Law also provides that an approved enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program. We have not utilized this benefit.

        Grants and other incentives received by a company in accordance with the Investments Law remain subject to final ratification by the Investment Center of the Israeli Ministry of Industry, Trade and Labor, such ratification being conditional upon fulfillment of all terms of the approved program. We received ratification from the Investment Center for our first approved enterprise program in 2001, and in 2003 for the request for expansion of such program, which was approved in November 2000. The expansion of our approved enterprise that was approved in December 2002 was cancelled by us in March 2006. Under a pre-ruling we have received from tax authorities, hereinafter referred to as the pre-ruling, the investment made by us under the December 2002 expansion we have cancelled will be considered as part of the investment required under the amended Investments Law in order to comply with the definition of “privileged enterprise” as defined thereunder.

        Pursuant to the amendment to the Investment Law, effective as of April 1, 2005, the basic condition for receiving the benefits (both under the grant and the tax benefits programs) is the enterprise’s contribution to the economic independence of Israel and its contribution to the gross domestic product. In order to fulfill these conditions, the enterprise is required to be categorized as an industrial enterprise which complies with any of the following:

—	its major activity is in the field of biotechnology or nano-technology;

—	its revenues during the applicable tax year from any single market (i.e. country or a separate customs territory) do not exceed 75% of the privileged enterprise's aggregate revenues during such year; or

—	25% or more of its revenues during the applicable tax year are generated from sales into a single market (i.e. country or a separate customs territory) with a population of at least 12 million residents.

        It should be noted that the amendment to the Investments Law further addresses benefits that are being granted to enterprises and the length of the benefits period.

        There can be no assurance that we will comply with the above conditions in the future or with the conditions set forth in the pre-ruling, or that we will be entitled to any additional benefits under the amended Investments Law.

        According to the amendment to the Investments Law, only approved enterprises receiving cash grants require the approval of the Investment Center. Approved enterprises, which do not receive benefits in the form of governmental cash grants, such as benefits in the form of tax benefits, are no longer required to obtain this approval (such enterprises are referred to as “privileged enterprises”). In order to be eligible for the tax benefits, privileged enterprises are required to comply with certain requirements and make certain investments as specified in the amended Investments Law. The privileged enterprises are subject to the responsibility of the Israeli Tax Authority and may, at their discretion, in order to provide greater certainty, elect to apply for a pre-ruling from the Israeli tax authorities confirming that they are in compliance with the provisions of the amended Investments Law and therefore are entitled to receive the benefits provided under the amended Investments Law as was recently obtained by us as detailed above. The amended Investment Law also specifies which income of the privileged enterprise is entitled to tax benefits (for example income generated from the sale of products that were manufactured by the privileged enterprise, income generated from usage right with respect to know-how developed by the privileged enterprise, etc.).

        There can be no assurance that we will comply with the conditions required for privileged enterprises under the amended Investment Law in the future or with the conditions set forth in the pre-ruling, or that we will be entitled to any additional benefits under the amended Investments Law.

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

        In order to manage certain investments, we have established a wholly owned subsidiary, Saifun (BVI) Limited, a company incorporated under the laws of the British Virgin Islands. Under our Approved Enterprise status, we are not entitled to receive any tax benefits from any income derived from investments made through Saifun (BVI) Limited. As of December 31, 2006, we have utilized all the carryforward losses related to Saifun (BVI) Limited. After the carryforward losses are utilized, the taxable income will be subject to Israeli income tax, which will be considered a “deemed dividend” and taxed at a 25% tax rate.

        Special Provisions Relating to Taxation Under Inflationary Conditions. The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. The features that are material to us can be described as follows:

—	When the value of a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of its fixed assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward, linked to the increase in the consumer price index.

—	If the depreciated cost of the company’s fixed assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income.

—	Subject to certain limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the Israeli consumer price index.

        The Minister of Finance may, with the approval of the Knesset Finance Committee, determine by decree, during a certain fiscal year (or until February 28th of the following year) in which the rate of increase of the Israeli consumer price index would not exceed or did not exceed 3%, that some or all of the provisions of the Inflationary Adjustments Law shall not apply with respect to such fiscal year, or, that the rate of increase of the Israeli consumer price index relating to such fiscal year shall be deemed to be 0%, and to make the adjustments required to be made as a result of such determination. The Minister made no such determination in respect of 2006, even though the price index in 2006 declined by 0.1%.

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

        Transfer Pricing. As part of the Israeli 2003 tax reform, the Israeli Tax Ordinance was amended to include section 85A, dealing with international transactions transfer pricing. Section 85A provides that regardless of the actual conditions of an international transaction between related parties, the transaction shall be reported and taxed, based on the arm’s length standard, i.e., based on market conditions in similar transactions between unrelated parties. On October 30, 2006, the Income Tax Regulations (Determination of Market Conditions), hereinafter referred to as the Regulations, which provide instructions for the implementation of section 85A, came into effect.

        In accordance with the Regulations, a transaction shall be considered an international transaction if one of the parties is a “foreign resident” as defined thereunder or if the income generated from such transaction, in all or in part, is taxed both in and outside of Israel. The Regulations establish acceptable methods for comparison between transactions, and methods for calculating the price range against which the transaction is measured.

        Taxpayers are required to include in their yearly income tax returns a report regarding their international transactions at arm’s length prices.

Taxation of our Shareholders

        Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 20% for dividends paid to individuals or foreign corporations or 15% for dividends or income generated by an approved enterprise, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. The company must withhold this tax at source.

        However, the tax rate on dividends paid to a “substantial shareholder” (which is someone who alone, or together with another person, holds, directly or indirectly, at least 10% in one or all of any of the means of control in the corporation) is 25%. “Means of control” generally include the right to vote, receive profits, nominate a director or an officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, and all regardless of the source of such right. The determination of whether an individual is a substantial shareholder will be made on the date the shares are being sold. However, an individual will be also deemed to be a substantial shareholder if at any time during the 12 months preceding such date he or she had been a substantial shareholder.

        Under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (within the meaning of the U.S.-Israel Tax Treaty) is 25%. However, dividends paid from income derived from our approved enterprise are subject to withholding at the rate of 15%, although we cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability according to the U.S.-Israel Tax Treaty. Furthermore, the maximum rate of withholding tax on dividends, not generated by our approved enterprise, that are paid to a U.S. corporation holding 10% or more of our outstanding voting capital during the part of the tax year that precedes the date of the payment of the dividend and during the whole of its prior tax year, is 12.5%. This reduced rate will not apply if more than 25% of the Israeli company’s gross income consists of interest or dividends, other than dividends or interest received from a subsidiary corporation 50% or more of the outstanding shares of the voting shares of which are owned by the company.

        A non-resident of Israel who receives dividends from which tax was fully paid is generally exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

        Capital Gains Taxes Applicable to Non-Israeli Shareholders. In general, Israel imposes capital gains tax on the sale of capital assets, including shares of Israeli companies by both Israeli residents and non-Israeli resident shareholders, unless a specific exemption is available or unless a tax treaty between Israel and the shareholders’ country of residence provided otherwise. Shareholders that are not Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of our ordinary shares, provided that (1) such shareholders did not acquire their shares prior to our initial public offering, (2) the shares are listed for trading on a stock exchange in a jurisdiction with which Israel has a treaty, (3) the provisions of the Inflationary Adjustments Law or section 130A of the ITO do not apply to such gain, and (4) such gains did not derive from a permanent establishment of such shareholders in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. These provisions dealing with capital gains are not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

        In certain instances where our non-Israeli shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to Israeli withholding tax.

        In addition, the sale, exchange or disposition of our ordinary shares by shareholders who are U.S. residents (within the meaning of the U.S.-Israel Tax Treaty) holding the ordinary shares as a capital asset will also be exempt from Israeli capital gains tax under the U.S.-Israel Tax Treaty unless either (i) the shareholders hold, directly or indirectly, shares representing 10% or more of our voting capital during any part of the 12-month period preceding such sale, exchange or disposition, or (ii) the capital gains arising from such sale, exchange or disposition are attributable to a permanent establishment of the shareholders located in Israel. In such case the shareholders would be subject to Israeli capital gain tax, to the extent applicable, as mentioned above. However, under the U.S.-Israel Tax Treaty, the U.S. resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed on the sale, exchange or disposition, subject to the limitation in the U.S. law applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes. In addition, a temporary provision of the Israeli tax laws exempts treaty country residents from capital gains tax on the sale of securities in Israeli companies purchased between July 1, 2005 and December 31, 2008, if certain conditions are met.

United States Federal Income Taxation

        The following is a description of the material United States federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. This description addresses only the United States federal income tax considerations of holders that will hold our ordinary shares as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including:

—	financial institutions or insurance companies;

—	real estate investment trusts, regulated investment companies or grantor trusts;

—	dealers or traders in securities or currencies;

—	tax-exempt entities;

—	persons that received our shares as compensation for the performance of services;

—	holders that will hold our shares through a partnership or other pass-through entity;

—	persons that will hold our shares as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for United States federal income tax purposes;

—	certain former citizens or residents of the United States;

—	persons whose "functional currency" is not the United States dollar; or

—	holders that own directly, indirectly or through attribution 10.0% or more, of the voting power or value, of our shares.

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

        For purposes of this description, a “U.S. Holder” is a beneficial owner of our ordinary shares that, for United States federal income tax purposes, is:

—	a corporation or other entity treated as a corporation for Untied States federal income tax purposes created or organized under the laws of the United States or any state thereof, including the District of Columbia;

—	a citizen or resident of the United States;

—	an estate the income of which is subject to United States federal income taxation regardless of its source; or

—	a trust if such trust has validly elected to be treated as a United States person for United States federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

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

        You should consult your tax advisor with respect to the United States federal, state, local and foreign tax consequences of acquiring, owning and disposing of our ordinary shares.

Distributions

        Subject to the discussion below under “Passive Foreign Investment Company Considerations” and “Controlled Foreign Corporation Considerations,” if you are a U.S. Holder, for United States federal income tax purposes, the gross amount of any distribution made to you, with respect to your ordinary shares before reduction for any Israeli taxes withheld therefrom, other than certain distributions, if any, of our ordinary shares distributed pro rata to all of our shareholders, will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) with respect to taxable years beginning on or before December 31, 2010, provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion below under “Passive Foreign Investment Company Considerations” and “Controlled Foreign Corporation Considerations,” to the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in your ordinary shares and thereafter as capital gain. We do not expect to maintain calculations of our earnings and profits under United States federal income tax principles, and, therefore, if you are a U.S. Holder you should expect that the entire amount of any distribution generally will be reported as dividend income to you.

        If you are a U.S. Holder, dividends paid to you with respect to your ordinary shares will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from your taxable income or credited against your United States federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, for taxable years beginning before January 1, 2007, dividends that we distribute generally will constitute “passive income,” or, in the case of certain U.S. Holders, “financial services income” and for taxable years beginning after December 31, 2006 dividends that we distribute generally should constitute “passive category income”, or in the case of certain U.S. Holders, “general category income.” The rules relating to the determination of the foreign tax credit are complex, and you should consult your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

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

Sale, Exchange or Other Disposition of Ordinary Shares

        Subject to the discussion below under “Passive Foreign Investment Company Considerations” and “Controlled Foreign Corporation Considerations,” if you are a U.S. Holder, you generally will recognize gain or loss on the sale, exchange or other disposition of your ordinary shares equal to the difference between the amount realized on such sale, exchange or other disposition and your adjusted tax basis in your ordinary shares. Such gain or loss will be capital gain or loss. If you are a noncorporate U.S. Holder, capital gain from the sale, exchange or other disposition of ordinary shares is eligible for the preferential rate of taxation applicable to long-term capital gains, with respect to taxable years beginning on or before December 31, 2010, if your holding period for such ordinary shares exceeds one year (i.e., such gain is long-term capital gain). Gain or loss, if any, recognized by you generally will be treated as United States source income or loss for United States foreign tax credit purposes. The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations.

        Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements,” if you are a Non-U.S. Holder, you generally will not be subject to United States federal income or withholding tax on any gain realized on the sale or exchange of such ordinary shares unless:

—	such gain is effectively connected with your conduct of a trade or business in the United States; or

—	you are an individual and have been present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Passive Foreign Investment Company Considerations

        A non-U.S. corporation will be classified as a “passive foreign investment company,” or a PFIC, for United States federal income tax purposes in any taxable year in which, after applying certain look-through rules, either

—	at least 75 percent of its gross income is "passive income"; or

—	at least 50 percent of the average value of its gross assets (based on the quarterly value of such gross assets) is attributable to assets that produce “passive income” or are held for the production of passive income.

        Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares.

        Based on our estimated gross income, the average value of our gross assets (the latter determined by reference to the market value of our shares and valuing our intangible assets using the methods prescribed for publicly traded corporations) and the nature of our business, we expect that we would not be classified as a PFIC for the taxable year ended December 31, 2006. although, based on the value of our gross assets determined by reference to the market value of our shares at the end of the first quarter of the 2007 taxable year, we expect that we would be classified as a PFIC for the 2007 taxable year. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will have become a PFIC for the 2007 taxable year until after the close of the year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature and our status in future years will depend on our income, assets and activities in those years, although you will be treated as continuing to own an interest in a PFIC if we are a PFIC in any year while you own your shares unless you make certain elections as described further below. While we intend to manage our business so as to avoid PFIC status, to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid PFIC status determination. Because the market price of our ordinary shares is likely to fluctuate and the market price of the shares of technology companies has been especially volatile, and because that market price may affect the determination of whether we will be considered a PFIC, we cannot assure you that we will not be considered a PFIC for any taxable year. If we were a PFIC, you generally would be subject to imputed interest charges and other disadvantageous tax treatment (including the denial of the taxation of such dividends at the lower rates applicable to long-term capital gains, as discussed above under “Distributions”) with respect to any gain from the sale or exchange of, and excess distributions with respect to, the ordinary shares.

        Under the PFIC rules, unless a U.S. Holder makes one of the elections described in the next paragraphs, a special tax regime will apply to both (a) any “excess distribution” by us (generally, the U.S. Holder’s ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by such U.S. Holder in the shorter of the three preceding years or the U.S. Holder’s holding period) and (b) any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over the U.S. Holder’s holding period, (b) the amount deemed realized had been subject to tax in each year of that holding period, and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long term capital gains discussed above under “Distributions.”

        Certain elections are available to U.S. Holders of shares that may serve to alleviate some of the adverse tax consequences of PFIC status. If we agreed to provide the necessary information, you could avoid the interest charge imposed by the PFIC rules by making a qualified electing fund (a “QEF”) election, which election may be made retroactively under certain circumstances, in which case you generally would be required to include in income on a current basis your pro rata share of our ordinary earnings as ordinary income and your pro rata share of our net capital gains as long-term capital gain. We do not expect to provide to U.S. Holders the information needed to report income and gain pursuant to a QEF election, and we make no undertaking to provide such information in the event that we are a PFIC.

        Under an alternative tax regime, you may also avoid certain adverse tax consequences relating to PFIC status discussed above by making a mark-to-market election with respect to your ordinary shares annually, provided that the shares are “marketable.” Shares will be marketable if they are regularly traded on certain U.S. stock exchanges (including NASDAQ) or on certain non-U.S. stock exchanges. For these purposes, the shares will generally be considered regularly traded during any calendar year during which they are traded, other than in negligible quantities, on at least 15 days during each calendar quarter.

        If you choose to make a mark-to-market election, you would recognize as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and your adjusted tax basis in the PFIC shares. Losses would be allowed only to the extent of net mark-to-market gain previously included by you under the election for prior taxable years. If the mark-to-market election were made, then the PFIC rules set forth above relating to excess distributions and realized gains would not apply for periods covered by the election. If you make a mark-to-market election after the beginning of your holding period of our ordinary shares, you would be subject to interest charges with respect to the inclusion of ordinary income attributable to the period before the effective date of such election.

        Under certain circumstances, ordinary shares owned by a Non-U.S. Holder may be attributed to a U.S. person owning an interest, directly or indirectly, in the Non-U.S. Holder. In this event, distributions and other transactions in respect of such ordinary shares may be treated as excess distributions with respect to such U.S. person, and a QEF election may be made by such U.S. person with respect to its indirect interest in us, subject to the discussion in the preceding paragraphs.

        We may invest in stock of non-U.S. corporations that are PFICs. In such a case, provided that we are classified as a PFIC, a U.S. Holder would be treated as owning its pro rata share of the stock of the PFIC owned by us. Such a U.S. Holder would be subject to the rules generally applicable to shareholders of PFICs discussed above with respect to distributions received by us from such a PFIC and dispositions by us of the stock of such a PFIC (even though the U.S. Holder may not have received the proceeds of such distribution or disposition). Assuming we receive the necessary information from the PFIC in which we own stock, certain U.S. Holders may make the QEF election discussed above with respect to the stock of the PFIC owned by us, with the consequences discussed above. However, no assurance can be given that we will be able to provide U.S. Holders with such information.

        If we were a PFIC, a holder of ordinary shares that is a U.S. Holder must file United States Internal Revenue Service Form 8621 for each tax year in which the U.S. Holder owns the ordinary shares.

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

—	the total combined voting power of all classes of stock of such corporation entitled to vote, or

—	the total value of the stock of such corporation

is owned or considered owned, on any day during such taxable year, by United States persons who own or are considered to own 10.0% or more of the total combined voting power of all classes of stock entitled to vote of such corporation (“Ten Percent Shareholders”).

        The CFC rules provide that, even if the CFC has made no distributions to its shareholders, each Ten Percent Shareholder of a CFC is required to include in income each year such Ten Percent Shareholder’s pro rata share of the CFC’s Subpart F income and investment of earnings in U.S. property. The CFC rules also provide that gains, if any, realized by a Ten Percent Shareholder on the sale of shares in a CFC generally will be recharacterized as dividend income and subject to tax at ordinary income tax rates to the extent of any undistributed earnings and profits of the CFC, as determined under United States federal income tax principles. Although we were a CFC in the beginning of the 2005 tax year, we believe based on our current ownership and provisions limiting voting power in our Articles of Association that we are no longer so classified and expect that we will not be classified as a CFC in future years.

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

        We are currently subject to the information and periodic reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and file periodic reports and other information with the Securities and Exchange Commission through its electronic data gathering, analysis and retrieval (EDGAR) system. Our securities filings, including this Annual Report and the exhibits thereto, are available for inspection and copying at the public reference facilities of the Securities and Exchange Commission located at Room 1580, 100 F Street, N.E., Washington, D.C. 20549 and at the Securities and Exchange Commission’s regional office at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street, N.E., Washington, DC 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. The Commission also maintains a website at http://www.sec.gov from which certain filings may be accessed.

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

Foreign Currency Exchange Risk

        Our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, our functional and reporting currency, against the shekel and the euro. We are exposed to the risk of fluctuation in the U.S. dollar/shekel exchange rate. In 2006, we derived all of our revenues in U.S. dollars. However, 53% of our expenses were denominated in shekels. Our shekel-denominated expenses consist principally of salaries and related personnel expenses, as well as vehicle lease payments. We anticipate that a material portion of our expenses will continue to be denominated in shekels. If the U.S. dollar weakens against the shekel, we will experience a negative impact on our profit margins. To manage this risk, from time to time, we have entered into forward exchange contracts to hedge some of our foreign currency exposure. As of December 31, 2006, we had outstanding forward exchange contracts for the acquisition of 2.6 million shekels in consideration for $0.6 million maturing in a period of up to a month from that date. As of December 31, 2006, the fair value of these contracts was $14,000.

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

        The effective date of the registration statement (no. 333-129-167) for our initial public offering of ordinary shares, par value NIS 0.01, was November 8, 2005. The offering commenced on November 9, 2005 and terminated after the sale of all the securities registered. Lehman Brothers Inc. acted as the sole book-running manager for the offering and, along with Deutsche Bank Securities Inc., CIBC World Markets Corp., William Blair & Company, L.L.C. and Raymond James & Associates, Inc., as representatives of the underwriters. We registered 5,750,000 ordinary shares in the offering, including shares issued pursuant to the exercise of the underwriters’ over-allotment option. We sold 5,750,000 ordinary shares at an aggregate offering price of $135.1 million at a price per share of $23.50. Under the terms of the offering, we incurred aggregate underwriting discounts of $9.5 million. We also incurred expenses of $4.8 million in connection with the offering. The net proceeds that we received as a result of the offering were $120.9 million. As of December 31, 2006, the net proceeds had been used as follows:

Use of Proceeds	Description	Amount (in thousands)

Construction of plant, buildings and
facilities	-	-
Purchase and installation of machinery and equipment	-	-
Purchase of real estate	-	-
Repayment of indebtedness	-	-
Working capital	-	-
Temporary investments	Cash equivalents and marketable securities	$120,853
Any other use involving $100,000 of the proceeds	-	-

Total:		$120,853

        None of the net proceeds of the offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

        We completed an additional offering of our ordinary shares on March 30, 2006, in which we and certain of our shareholders sold 4,393,170 ordinary shares, out of which 340,000 were sold by us in consideration for which we raised net proceeds of $9.3 million.

ITEM 15.	CONTROLS AND PROCEDURES

        Not applicable.

ITEM 15T.	Controls and Procedures

(a)	Disclosure Controls and Procedures

        As of the end of the period covered by this Annual Report, our management (with the participation of our chief executive officer and chief financial officer) conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Exchange Act, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our chief executive officer and chief financial officer concluded that as of the end of the period covered by this Annual Report such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and (2) accumulated and communicated to the Company’s management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) promulgated under the Exchange Act. Our internal control system was designed to provide reasonable assurance to the Company’s management and board of directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements for external purposes in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

        Our management (with the participation of our chief executive officer and chief financial officer) conducted an evaluation, pursuant to Rule 13a-15(c) promulgated under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of its internal control over financial reporting based on the framework in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2006.

        This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this Annual Report.

(c)	Changes in Internal Control over Financial Reporting

        There were not any changes in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) promulgated under the Exchange Act that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

        The board of directors has determined that George Hervey is the financial expert serving on its audit committee and that Mr. Hervey is independent under the rules of the Nasdaq Stock Market.

ITEM 16B.	CODE OF ETHICS.

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

        The following table sets forth the total remuneration that was paid by us and our subsidiaries to our independent accountants, Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global, in each of our previous two fiscal years:

	2005	2006
	(unaudited)

Audit fees	$66,381	$55,000
Audit-related fees (1)	316,508	167,065
Tax fees (2)	29,419	10,948
All other fees	-	-

Total	$412,308	$233,013

(1)	“Audit-related fees” includes fees for services performed in connection with our registration statement on Form F-1 for our initial public offering, our Annual Report on Form 20-F and compliance with Section 404 of the Sarbanes-Oxley Act.

(2)	“Tax fees” includes fees for professional services rendered by our auditors for tax compliance and tax advice on actual or contemplated transactions.

        Our audit committee pre-approved all audit and non-audit services provided to us and to our subsidiaries during the periods listed above.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

        None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        We did not have a repurchase plan during 2006. In February 2007, we announced that our board of directors authorized us to purchase up to 1.5 million of our ordinary shares, which represent approximately 4.8% of our total outstanding shares as of December 31, 2006. Shares may be purchased from time to time in open market transactions in accordance with applicable federal securities laws. The repurchase plan, including the timing of repurchases and the exact number of securities to be purchased will depend upon prevailing market conditions and other factors to be determined by our management and our board of directors. Such repurchases will be made using our own cash resources. In accordance with the Companies Law, as long as the repurchased shares are held by us, these shares will be considered “dormant shares” with the result that they will not be entitled to any rights (e.g. voting rights and dividend rights).

PART III

ITEM 17.	FINANCIAL STATEMENTS

        Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

        See pages F-1 to F-38 incorporated herein by reference.

ITEM19.	EXHIBITS

Exhibit	Description

1.1	Articles of Association (incorporated by reference to Exhibit 3.4 of the Registration Statement on Form F-1 (File No. 333-129167) filed with the Commission on October 21, 2005).

2.1	Registration Rights Agreement, dated October 2, 2000, by and among the Registrant and the parties thereto (incorporated by reference to Exhibit 10.2 of the Registration Statement on Form F-1 (File No. 333-129167) filed with the Commission on October 21, 2005).

2.2	Amendment to Registration Rights Agreement and Shareholder Rights Agreement, dated as of September 29, 2005, by and among the parties thereto and the Registrant (incorporated by reference to Exhibit 10.2 of the Registration Statement on Form F-1 (File No. 333-129167) filed with the Commission on October 21, 2005).

4.1	Technology Agreement, dated May 4, 2000, by and between Macronix International Co., Ltd. and the Registrant (incorporated by reference to Exhibit 10.7 of the Registration Statement on Form F-1 (File No. 333-129167) filed with the Commission on October 21, 2005).†

4.2	Amendment to the Technology Agreement, dated April 10, 2003, by and between Macronix International Co., Ltd. and the Registrant (incorporated by reference to Exhibit 10.8 of the Registration Statement on Form F-1 (File No. 333-129167) filed with the Commission on October 21, 2005).†

4.3	Second Addendum to the Technology Agreement, dated April 22, 2004, by and between Macronix International Co., Ltd. and the Registrant (incorporated by reference to Exhibit 10.9 of the Registration Statement on Form F-1 (File No. 333-129167) filed with the Commission on October 21, 2005).†

4.5	Settlement and License Agreement, dated July 1, 2002, by and between Advanced Micro Devices, Inc., Fujitsu Limited and the Registrant (incorporated by reference to Exhibit 10.11 of the Registration Statement on Form F-1 (File No. 333-129167) filed with the Commission on October 21, 2005).†

4.8	Form of Director and Officer Letter of Indemnification (incorporated by reference to Exhibit 10.18 of the Registration Statement on Form F-1 (File No. 333-129167) filed with the Commission on October 21, 2005).

8.1	List of Subsidiaries of the Registrant, (incorporated by reference to Exhibit 21.1 of the Registration Statement on Form F-filed with the Commission on November 4, 2005.

10.0	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

11.1	Code of Ethics effective as of September 2005. (incorporated by reference to Exhibit 11.1 of the Annual Report on Form 20-F filed with the Commission on April 11, 2006).

12.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

13.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

*	This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-47551.

†	Portions of this exhibit were omitted and have been filed separately with the Secretary of the Securities and Exchange Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 406 of the Securities Act.

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SAIFUN SEMICONDUCTORS LTD. By: /s/ Boaz Eitan —————————————— Dr. Boaz Eitan Chief Executive Officer and Chairman By: /s/ Igal Shany —————————————— Igal Shany Chief Financial Officer

Date: April 2, 2007

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

SAIFUN SEMICONDUCTORS LTD.

          We have audited the accompanying consolidated balance sheets of Saifun Semiconductors Ltd. (the “Company”) and its subsidiaries as of December 31, 2005 and 2006, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the 52-week period ended December 26, 2004 and the years ended December 31, 2005 and 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Infineon Technologies Flash Ltd. and Infineon Technologies Flash GmbH & Co. KG., accounted for by the equity method, the equity in net loss in which amounted to $ 26,741 thousand for the period ended December 26, 2004. The financial statements of these entities were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for such entities, is based solely on the reports of the other auditors.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting.Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

          In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2006, and the consolidated results of their operations and their cash flows for the 52-week period ended December 26, 2004 and the years ended December 31, 2005 and 2006, in conformity with U.S. generally accepted accounting principles.

          As discussed in Note 2 to the consolidated financial statements, in 2006, the Company adopted Statement of Financial Accounting Standard 123 (revised 2004), “Share-Based Payment”, using the modified prospective method.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 28, 2007	A Member of Ernst & Young Global

F – 2

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,

	Note	2005	2006

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	2e	$100,327	$52,919
Short-term investments		–	2,016
Marketable securities	3	75,501	115,657
Trade receivables		2,663	9,483
Loans to employees	5	613	44
Other accounts receivable and prepaid expenses		2,181	1,693
Total assets attributed to discontinued operations	9	212	–

Total current assets		181,497	181,812

Marketable securities	3	5,995	60,507
Property and equipment, net	6	2,668	3,403
Loans to employees	5	1,097	92
Severance pay fund		2,122	3,605
Lease deposits		289	759
Other assets	4	70	–

		12,241	68,366

Total assets		$193,738	$250,178

The accompanying notes are an integral part of the consolidated financial statements.

F – 3

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

		December 31,

	Note	2005	2006

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables		$1,165	$1,138
Accrued expenses and other liabilities	7	9,913	9,019
Deferred revenues		3,786	–
Total liabilities attributed to discontinued operations	9	146	–

Total current liabilities		15,010	10,157

ACCRUED SEVERANCE PAY		2,655	3,734

COMMITMENTS AND CONTINGENT LIABILITIES	8

SHAREHOLDERS’ EQUITY:	10
Share capital -
Ordinary shares of NIS 0.01 par value: Authorized: 200,000,000 shares at December 31, 2005 and 2006; Issued: 30,251,247 and 31,495,909 shares at December 31, 2005 and 2006, respectively; Outstanding: 29,456,722 and 31,495,909 shares at December 31, 2005 and 2006, respectively		120	125
Additional paid-in capital		211,706	236,958
Accumulated other comprehensive income		38	–
Accumulated deficit		(35,791)	(796)

Total shareholders’ equity		176,073	236,287

Total liabilities and shareholders’ equity		$193,738	$250,178

The accompanying notes are an integral part of the consolidated financial statements.

F – 4

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Note	Year ended December 26, 2004 (*)	Year ended December 31,

			2005	2006

Revenues (**):	13,4c
Licenses and royalties		$22,640	$65,790	$40,983
Services		7,926	12,811	21,794

		30,566	78,601	62,777
Cost of revenues:
Services (***)		7,084	12,048	14,863

		23,482	66,553	47,914

Operating expenses:
Research and development, net (***)		6,792	7,427	12,818
Marketing and selling (***)		2,914	4,889	2,927
General and administrative (***)		2,115	6,216	6,048

Total operating expenses		11,821	18,532	21,793

Operating income		11,661	48,021	26,121
Financial income, net	14	1,699	1,749	9,777
Equity in losses of equity method investees	4	(26,172)	–	–
Compensation expense related to issuance of options to employees of equity method investees	4	(569)	–	–
Capital loss from sale of equity method investees	4	(17,334)	–	–

Income (loss) from continuing operations before income taxes		(30,715)	49,770	35,898
Income taxes	12	–	–	1,281

Income (loss) from continuing operations after income taxes		(30,715)	49,770	34,617
Loss from discontinued operations (***)	9	(7,189)	(5,263)	–

Income (loss) before cumulative effect of change in accounting principle		(37,904)	44,507	34,617
Cumulative effect of change in accounting principle	2k	–	–	378

Net income (loss)		$(37,904)	$44,507	$34,995

Allocation of undistributed earnings to Convertible Preferred shares		–	(39,529)	–

Net income (loss) attributed to Ordinary shares after allocation of undistributed earnings		$(37,904)	$4,978	$34,995

Net earnings (loss) per share:	15
Basic earnings (loss) per Ordinary share from continuing operations		$(1.81)	$0.46	$1.13

Basic earnings (loss) per Ordinary share from discontinued operations and cumulative effect of change in accounting principle		$(0.43)	$(0.29)	$0.01

Basic net earnings (loss) per Ordinary share		$(2.24)	$0.17	$1.14

Diluted earnings (loss) per Ordinary share from continuing operations		$(1.81)	$0.36	$1.07

Diluted earnings (loss) per Ordinary share from discontinued operations and cumulative effect of change in accounting principle		$(0.43)	$(0.20)	$0.01

Diluted net earnings (loss) per Ordinary share		$(2.24)	$0.16	$1.08

(*)	Reclassified, see Note 9.

(**)	Includes revenues from related parties (principally service revenues from the Company’s former joint venture) for the period ended December 26, 2004 in the amount of $ 8,425.

(***)	Costs and expenses include stock-based compensation related to options granted to employees and others as follows:

	Year ended December 26, 2004	Year ended December 31,

		2005	2006

Cost of services	$175	$834	$1,716
Research and development expenses, net	220	330	1,036
Marketing and selling expenses	87	667	732
General and administrative expenses	96	2,410	1,477
Loss from discontinued operations	23	54	–

	$601	$4,295	$4,961

The accompanying notes are an integral part of the consolidated financial statements.

F – 5

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

			Share capital	Additional paid-in capital	Subscription receivables	Deferred stock compensation	Accumulated other comprehensive income	Accumulated deficit	Treasury shares	Total comprehensive income (loss)	Total shareholders’ equity
	Number of shares

	Preferred	Ordinary

Balance as of December 28, 2003	4,609,686	16,921,261	$60	$83,662	$(7,375)	$(367)	$386	$(42,394)	$(4,116)	-	$29,856
Receipts on account of shares	-	-	-	-	845	-	-	-	-	-	845
Options exercised	5,730	16,160	(*) -	130	-	-	-	-	-	-	130
Compensation expense related to issuance of options to employees of equity method investees	-	-	-	813	-	-	-	-	-	-	813
Amortization of deferred stock compensation	-	-	-	(367)	-	367	-	-	-	-	-
Stock-based compensation related to options issued to employees and others	-	-	-	1,539	-	-	-	-	-	-	1,539
Reissuance of treasury shares	-	-	-	871	6,280	-	-	-	4,116	-	11,267
Deferred costs relating to initial public offering	-	-	-	(1,222)	-	-	-	-	-	-	(1,222)
Comprehensive loss:
Foreign currency translation adjustments	-	-	-	-	-	-	(386)	-	-	$(386)	(386)
Net loss	-	-	-	-	-	-	-	(37,904)	-	(37,904)	(37,904)

Total comprehensive loss										$(38,290)

Balance as of December 26, 2004	4,615,416	16,937,421	60	85,426	(250)	-	-	(80,298)	-	-	4,938
Issuance of share capital upon initial public offering, net	-	5,750,000	12	(**) 122,063	-	-	-	-	-	-	122,075
Options exercised	984,283	1,140,111	48	488	-	-	-	-	-	-	536
Conversion of Convertible Preferred shares	(5,599,699)	5,599,699	-	-	-	-	-	-	-	-	-
Warrants exercised	-	29,491	(*) -	550	-	-	-	-	-	-	550
Receipts on account of shares	-	-	-	-	250	-	-	-	-	-	250
Stock-based compensation related to options issued to employees and others	-	-	-	3,179	-	-	-	-	-	-	3,179
Comprehensive income:
Changes in fair value of cash flow derivative	-	-	-	-	-	-	38	-	-	$38	38
Net income	-	-	-	-	-	-	-	44,507	-	44,507	44,507

Total comprehensive income										$44,545

Balance as of December 31, 2005	-	29,456,722	120	211,706	-	-	38	(35,791)	-	-	176,073
Issuance of share capital upon public offering, net	-	340,000	1	(***) 9,282	-	-	-	-	-	-	9,283
Options exercised	-	1,614,587	4	8,610	-	-	-	-	-	-	8,614
Stock appreciation rights exercised	-	84,600	(*) -	2,708	-	-	-	-	-	-	2,708
Cumulative effect of change in accounting principle	-	-	-	(378)	-	-	-	-	-	-	(378)
Stock-based compensation related to options issued to employees and others	-	-	-	5,030	-	-	-	-	-	-	5,030
Comprehensive income:
Changes in fair value of cash flow derivative	-	-	-	-	-	-	(38)	-	-	$(38)	(38)
Net income	-	-	-	-	-	-	-	34,995	-	34,995	34,995

Total comprehensive income										$34,957

Balance as of December 31, 2006	-	31,495,909	$125	$236,958	$-	$-	$-	$(796)	$-		$236,287

(*)	Represents an amount lower than $1.

(**)	Net of issuance expenses of $13,050, see Note 10a.

(***)	Net of issuance expenses of $1,002, see Note 10a.

The accompanying notes are an integral part of the consolidated financial statements.

F – 6

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 26,	Year ended December 31,

	2004 (*)	2005	2006

Cash flows from operating activities:
Net income (loss)	$(37,904)	$44,507	$34,995
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in losses of equity method investees	26,172	-	-
Compensation expense related to issuance of options to employees of equity method investees	569	-	-
Depreciation	1,070	1,195	1,751
Stock-based compensation related to options issued to employees and others	601	4,295	4,961
Cumulative effect of change in accounting principle	-	-	(378)
Non-cash deferred revenues (see Note 4c)	19,182	(19,182)	-
Capital loss from sale of equity method investees	17,334	-	-
Accrued severance pay, net	185	72	(404)
Amortization of premium and accretion of discount, net and accrued interest on marketable securities	546	889	(668)
Amortization and impairment of other assets	-	490	70
Accrued interest on loans to employees	(136)	(84)	(75)
Increase in accrued interest on loans granted to equity method investees	(149)	-	-
Decrease (increase) in trade receivables	(2,228)	4,808	(6,820)
Decrease (increase) in other accounts receivable and prepaid expenses	(407)	(1,263)	450
Decrease (increase) in total assets attributed to discontinued operations	(4,776)	4,939	212
Increase (decrease) in trade payables	(396)	(458)	199
Increase in accrued expenses and other liabilities	625	1,820	1,477
Decrease in deferred revenues	(6,128)	(24,254)	(3,786)
Increase (decrease) in total liabilities attributed to discontinued operations	3,804	(3,658)	(146)

Net cash provided by operating activities	17,964	14,116	31,838

Cash flows from investing activities:
Collection of (investment in) short-term bank deposits, net	353	161	(2,016)
Purchase of marketable securities	(12,471)	(85,934)	(294,266)
Proceeds from marketable securities	5,727	20,614	200,266
Loans granted to equity method investees	(13,104)	-	-
Lease deposits	(57)	(44)	(470)
Purchase of property and equipment	(765)	(1,953)	(2,486)
Loans granted to employees	(241)	(154)	-
Loans repaid by employees	182	1,242	1,649

Net cash used in investing activities	(20,376)	(66,068)	(97,323)

Cash flows from financing activities:
Issuance of Ordinary shares in respect of the Company’s public offerings, net	-	125,666	9,332
Other issuance costs in respect of the Company’s Initial Public Offering	(719)	(1,951)	(395)
Proceeds from issuance of shares	845	250	-
Proceeds from options, stock appreciation rights and warrants exercised	130	1,086	9,140

Net cash provided by financing activities	256	125,051	18,077

Increase (decrease) in cash and cash equivalents	(2,156)	73,099	(47,408)
Cash and cash equivalents at beginning of year	29,384	27,228	100,327

Cash and cash equivalents at end of year	$27,228	$100,327	$52,919

Non-cash transactions related to the disposal of the Joint Venture interest and exercise of SARPs - see Note 4c.

(*)          Reclassified, see Note 9.

The accompanying notes are an integral part of the consolidated financial statements.

F – 7

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: –	GENERAL

Saifun Semiconductors Ltd., established in 1996, is an intellectual property supplier of advanced Non Volatile Memory (“NVM”) technology. The nitride-read-only-memory (“NROM”) technology of Saifun Semiconductors Ltd. (collectively with its subsidiaries (Note 2d), the “Company” or “Saifun”) is applicable to the design and manufacturing of products in the major NVM market segments (i.e. Code Flash, Data Flash, Embedded Flash), enabling high-density applications. Saifun’s NROM technology is serving the fast growing portable markets, such as mobile phones, still and video digital cameras, digital music players, set top boxes, USB flash drives, communication applications, and other electronic applications. During 2006, a substantial majority of the Company’s revenues were derived from three major customers (see Note 13c).

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

a.	Use of estimates:

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

The representative rate of exchange between the dollar and the New Israeli Shekel (“NIS”) as of December 31, 2006 was $ 1.00 = NIS 4.225 (December 31, 2005 - $ 1.00 = NIS 4.603 and December 26, 2004 - $ 1.00 = NIS 4.331).

F – 8

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The financial statements of Infineon Technologies Flash GmbH & Co. KG (“IFL KG”), which were accounted for under the equity method until December 2004, the functional currency of which is not the U.S. dollar, have been translated into dollars in accordance with SFAS No. 52. Statement of operations amounts have been translated using the average exchange rate prevailing during the year. The resulting aggregate translation adjustments were reported as a component of accumulated other comprehensive income in shareholders’ equity. In December 2004, the Company divested its entire interest in IFL KG and, accordingly, the entire balance of accumulated other comprehensive income in the amount of $ 651 was realized (see Note 4).

c.	Basis of presentation:

During fiscal year 2005, the Company changed its fiscal year from a 52-week fiscal year ending on the last Sunday in December to a calendar year ending on the last day of December. For fiscal 2004, the fiscal year ended on December 26. Accordingly, the financial statements for the period from December 27, 2004 through December 31, 2005 are not necessarily comparable. The Company believes that this difference is immaterial.

d.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries, Saifun Ventures Ltd. (ceased operations at the beginning of 2005), Saifun Semiconductors USA, Inc., Saifun BVI (Limited) and Tulip Semiconductor LP. All intercompany balances and transactions have been eliminated upon consolidation.

e.	Cash and cash equivalents:

Cash equivalents are short-term, highly liquid investments that are readily convertible to cash, with an original maturity of three months or less when purchased.

This item includes cash in the banks in the amount of $ 5,886 (2005 - $ 67,630), bank deposits in U.S. dollars in the amount of $ 46,220 (2005 - $ 31,949), bank deposits in NIS in the amount of $ 813 (2005 - $ 734) and bank deposits in Euro in the amount of $ 0 (2005 - $ 14).

f.	Short-term investments:

Short-term investments include bank deposits with maturities of more than three months but less than one year. The deposits are in dollars and bear interest at an average annual rate of 5.25% at December 31, 2006. The short-term deposits are presented at cost, accreted for interest.

F – 9

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Marketable securities:

The Company accounts for certain investments in debt securities in accordance with Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”). Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity and are stated at amortized cost. The amortized cost of held-to-maturity securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization, impairment of value judged to be other than temporary, if any, and interest are included in financial income, net.

Auction rate securities are classified as available-for-sale and are carried at fair value.

h.	Discontinued operations - inventories:

During 2005, the Company discontinued its product business and accordingly, the results of operations of product sales operations were reported separately as discontinued operations for all periods presented (see Note 9). Inventory write-offs for the years ended December 26, 2004 and December 31, 2005 were $ 3,019 and $ 2,893, respectively, and are included in the results of discontinued operations.

i.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets. Annual rates of depreciation are as follows:

%

Laboratory equipment	15 - 33
Computers and software	33
Furniture and fixtures	6 - 33
Leasehold improvements	20

Leasehold improvements are amortized over the shorter of the estimated useful life or the lease term.

F – 10

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	j.	Research and development costs, net:

Research and development costs consist primarily of salary and related costs for personnel, as well as costs related to materials, supplies and equipment depreciation. All research and development costs are expensed as incurred.

Royalty bearing grants from the Office of the Chief Scientist of the Israel Ministry of Industry, Trade & Labor (“OCS”) for funding approved research and development projects, are recognized at the time the Company is entitled to such grants, on the basis of the research and development expenses incurred. Such grants are recorded as a reduction to research and development costs. Royalties accrued or paid are recorded as cost of revenues.

	k.	Stock-based compensation:

1.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”), which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) which requires the measurement and recognition of compensation expense based on estimated fair values for all shared based payment awards made to employees and directors. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

SFAS 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statement of operations. Prior to the adoption of SFAS 123(R), the Company accounted for equity based awards under the fair value recognition provisions of SFAS 123.

The Company adopted SFAS 123(R) using the Modified Prospective Method. Under that transition method, compensation cost recognized in the year ended December 31, 2006, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). Results for prior periods have not been restated.

Beginning on the date of adoption of SFAS 123(R), forfeitures are estimated based on historical experience and other factors; previously, forfeitures were recorded as they occurred. Accordingly, the Company recorded cumulative effect of change in accounting principle in the amount of $ 378 relating to estimated forfeitures for awards granted and outstanding at the date of the adoption.

F – 11

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company has selected the binomial lattice option-pricing model to estimate the fair value for any options granted after December 31, 2005. The binomial model considers characteristics of fair value option pricing that are not available under the Black-Scholes model. Similar to the Black-Scholes model, the binomial model takes into account variables such as volatility, dividend yield rate, and risk free interest rate. However, the binomial model allows for the use of dynamic assumptions and also considers the contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, and the probability of termination or retirement of the option holder in computing the value of the option. For these reasons, the Company believes that the binomial model provides a better estimate of an employee stock option’s fair value than that calculated using the Black-Scholes model.

Stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense on a straight-line basis over the requisite service period for each of the awards.

The fair value of each option award is estimated on the date of grant using a binomial option valuation model for all grants starting January 1, 2006 using the following assumptions:

December 31, 2006

Dividend yield	0%
Expected volatility	35-55%
Weighted average expected volatility	43%
Risk-free interest	4.4-5.2%
Sub optimal exercise multiple	1.8-2.5
Expected life of	5.7%
Forfeiture rate	6%-11%

Expected volatility is based on historical stock price volatility of comparable companies, since it does not have sufficient Company specific data due to its recent IPO. The Company uses statistics derived from comparable companies and economic literature to estimate option exercise behavior. The risk-free rates are based on the yield rates of non-indexed linked U.S. Federal Reserve Treasury bonds for the contractual term in effect at the time of grant. The expected life of options granted is derived from the output of the option valuation model and represents the period of time the options are expected to be outstanding.

For options granted prior to January 1, 2006, the fair value of each option granted was estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	December 26, 2004	December 31, 2005

Dividend yield	0%	0%
Expected volatility	0 and 45%	45%
Risk-free interest	2.6-3.3%	2.6-4.4%
Expected life of	3.2-5 years	1-5 years

F – 12

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In calculating the fair value of the options granted until June 2004 (initial filing date with the SEC), the Company applied the minimum value method as prescribed by SFAS 123 for private companies with expected volatility of 0%. Volatility of comparable publicly traded companies was used for options granted after June 2004.

The Company applied SFAS 123 and Emerging Issues Task Force No. 96-18, “Accounting for Equity Instruments that are Issued to other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF 96-18”), with respect to options and warrants issued to non-employees. SFAS 123 and EITF 96-18 require the use of option valuation models to measure the fair value of the options and warrants at the measurement date.

2.

The Company undertook a liability relating to a Stock Appreciation Rights Plan (“the SARP”) as a result of the sale of its entire interest in the Joint Venture (see Note 4c). The SARP liability was recorded at the intrinsic value of the underlying shares as required by SFAS 123 with changes in the intrinsic value recorded in the statement of operations. During 2006, the majority of the SARPs were exercised the remaining SARPs were expired. The liability was remeasured until the date of exercise or expiration. Upon exercise of SARPs, liability amount of $ 2,182 was recorded as additional paid-in capital in shareholders’ equity. The Company recorded expenses in the amount of $ 0, $ 1,116 and income of $ 69 for the years ended December 26, 2004, December 31, 2005 and 2006, respectively, with respect to the SARPs.

	l.	Revenue recognition:

The Company earns revenues from license fees and royalties, and from providing design and development services. Revenues from licenses and royalties are generated from agreements with semiconductor companies that enter into licenses for use of the Company’s technology. While the license fees are generally paid irrespective of the amount of sales generated from the use of the technology, the license fees, together with the subsequent royalties, represent the consideration for the exploitation of the Company’s technology. Service revenues are generated from design and development services provided by the Company to its licensees.

Generally, the licenses allow a semiconductor manufacturer to use the Company’s patents and trade secrets, and in some cases, convey an implied right to receive initial support in order to implement the Company’s technology in the licensee’s products.

License and royalty revenues

The Company recognizes revenues in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB No. 104”) and, when necessary, allocates proceeds to multiple elements, according to Emerging Issues Task Force Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF No. 00-21”).

F – 13

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

License revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred or the service has been rendered, the fee is fixed or determinable and collectibility is probable. The fees for the licenses provided under these agreements are comprised of license fees, support fees in some cases, as well as in certain cases, non refundable, prepaid royalties. Generally, such fees are accounted for as one unit of accounting in accordance with EITF No. 00-21, since it is not possible to determine objective and reliable evidence of fair value of the undelivered contract elements in order to allocate the fees among the elements. The license fees are payable upon the achievement of certain technological or time-based milestones. Accordingly, revenues from such license fees are recognized ratably over the period during which the initial customer support is expected to be provided in order to implement the Company’s technology in the licensees’ products and only when all other criteria for revenue recognition are met. In addition, revenue recognition is limited to the amount that is due or billable under the agreement if extended payment terms exist. In agreements where no initial customer support is provided, license fees are recognized upon delivery provided no extended payment terms exist. The Company reviews assumptions regarding the support periods on a regular basis. If it determines that it is necessary to revise its estimates of the customer support periods, the total amount of revenue recognized over the life of the contract would not be affected. However, to the extent the new assumptions regarding the post contract customer support periods are less than the original assumptions, the license fees would be recognized ratably over the shorter period. Conversely, if the new estimated periods are longer than the original assumptions, the license fees would be recognized over a longer period. The excess of contract fees received over revenues recognized is presented in the balance sheet as deferred revenues.

Revenues from royalties are recognized as earned.

Service revenues

Revenues from design and development services provided to licensees in fixed fee service contracts that are separable from the license agreement are recognized based on the proportional performance model, using costs of employee services rendered as a percentage of total project costs. However, revenues are always limited to output measures (technological milestones) or amounts due or billable under the agreement.

Discontinued operations - product revenues

Revenues from product sales were recognized in accordance with SAB No. 104 when persuasive evidence of an agreement exists, delivery has occurred, the fee is fixed or determinable, no further obligation exists and collectibility is probable.

The Company generally did not grant a right of return to its customers. However, the Company granted certain distributors in connection with the discontinued product business (see note 9) a limited right of return on unsold products. When a right of return existed, the Company deferred revenues based upon the agreed upon return rights until the right of return expired, at which time revenue was recognized provided that all other revenue recognition criteria were met. The Company provided product warranties for up to one year. There is no provision for warranties as of December 31, 2006.

F – 14

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

During 2005, the Company discontinued its product business and accordingly, the results of operations of the product business were reported separately as discontinued operations for all periods presented (see Note 9). The liabilities attributed to discontinued operations included an estimate of the cost of warranty provided on the discontinued products sales.

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

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). SFAS No. 109 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

Up to the year ended December 31, 2005, results for tax purposes were measured and reflected in real terms in accordance with the change in the Israeli Consumer Price Index (“CPI”). As explained in b above, the consolidated financial statements are presented in dollars. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the differences resulting from changes in exchange rates and indexing for tax purposes.

o.	Fair value of financial instruments:

The carrying amount reported in the consolidated balance sheet for cash and cash equivalents, short-term investments, trade receivables and trade payables approximates their fair value due to the short-term maturities of such instruments.

The fair value of marketable securities is based on quoted market prices and does not differ significantly from the carrying amount.

The fair value of the loans to employees is estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. The carrying amount of the loans approximates their fair value.

F – 15

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Impairment of long-lived assets:

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

The Company’s liability for severance pay is calculated pursuant to Israel’s Severance Pay Law, based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability for all of its Israeli employees is covered by monthly deposits for insurance policies and/or pension funds, by central severance funds and by an accrual. The value of these policies and/or funds is recorded as an asset in the Company’s balance sheet. The deposited funds include profits accumulated to the balance sheet date. The deposited amounts may be withdrawn only upon the fulfillment of the obligations pursuant to the Israel’s Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance expense for the years ended December 26, 2004 and December 31, 2005 and 2006 amounted to $ 745, $ 645 and $ 1,020, respectively.

r.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments, marketable securities and trade receivables.

Cash and cash equivalents and short-term bank deposits are invested in dollars, Euros and NIS with major banks in the United States, Switzerland and Israel. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The Company’s investments in marketable securities include investments in debentures of U.S. and European corporations and government institutions. Management believes that these corporations are financially sound, the portfolio is well diversified and accordingly, minimal credit risk exists with respect to these marketable securities.

The Company’s trade receivables are generally derived from license revenues and services rendered to large and well established organizations located primarily in the Asia-Pacific region, the United States and Europe (see Note 13a). The Company has not experienced any material losses to date.

No off-balance sheet concentrations of credit risk exist.

F – 16

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands except share and per share data

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Net earnings (loss) per share:

Basic net earnings (loss) per share are computed using the weighted average number of Ordinary shares outstanding during the period. Diluted net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during the period, plus dilutive potential Ordinary shares considered outstanding during the period in accordance with Statement of Financial Accounting Standards No. 128, “Earnings Per Share”.

In 2005, the Company applied the two-class method as required by EITF No. 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share” (“EITF No. 03-6”). EITF No. 03-6 requires the earnings per share for each class of shares (Ordinary shares and Preferred shares) to be calculated assuming 100% of the Company’s earnings are distributed as dividends to each class of shares based on their contractual rights. Accordingly, until the Company reaches a certain company valuation, each holder of the Class B Preferred shares is entitled to receive, prior to and in preference to payments to the holders of Class A Preferred shares and Ordinary shares, an amount equal to 128% of the amount of its investment in the Company and, thereafter, on a pro rata basis among all shareholders. In 2005, earnings per share was calculated assuming that all of the Company’s profit generated for the period December 27, 2004 through November 8, 2005 (“the IPO Date”) was first distributed to the holder of Class B Preferred shares as if it were a deemed liquidation event (for the period from December 27, 2004 until the date of the IPO, whereby the Class B Preferred shares were converted to Ordinary shares).

In compliance with EITF No. 03-6, the series of Preferred shares did not participate in losses, and therefore were not included in the computation of net loss per share.

In 2005, the weighted average number of Ordinary shares outstanding for basic and diluted net earnings (loss) per share was calculated separately for two isolated periods (from December 27, 2004 until the IPO Date and from the IPO Date until December 31, 2005). Diluted net earnings (loss) per share were computed based on the weighted average number of Ordinary shares outstanding during the two periods described above, plus dilutive potential Ordinary shares considered outstanding during each of the two periods in accordance with Statement of Financial Accounting Standards No. 128, “Earnings Per Share”.

For the year ended December 26, 2004, all outstanding stock options, warrants and Convertible Preferred shares have been excluded from the calculation of the diluted net loss per share since their effect was anti-dilutive. For the years ended December 31, 2005 and December 31, 2006, 189,823 and 284,741 stock options and 89,100 and 0 shares exercisable as a result of the SARPs, respectively, have been excluded from the calculation of the diluted net earnings per share since their effect was anti-dilutive.

Basic and diluted pro forma net earnings (loss) per share for the year ended December 31, 2005, as presented in Note 15b, have been calculated as described above and give effect to the automatic conversion of the Convertible Preferred shares (Class A and Class B) and options into Ordinary shares that occurred upon the completion of the Company’s IPO on November 8, 2005 (using the “as if converted” method as if the conversion occurred as of the beginning of the year ended December 31, 2005).

F – 17

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Derivative instruments:

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

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements”. This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management believes this Standard will not have a material effect on its consolidated financial statements.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of SFAS 109, “Accounting for Income Taxes”. FIN 48 prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under FIN 48, tax positions shall initially be recognized in the financial statements when it is more-likely-than-not that the position will be sustained upon examination by the tax authorities. Such tax positions shall initially and subsequently be measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and all relevant facts. FIN 48 also revises disclosure requirements to include an annual tabular rollforward of unrecognized tax benefits. The provisions of this interpretation are required to be adopted for fiscal periods beginning after December 15, 2006. The Company will be required to apply the provisions of FIN 48 to all tax positions upon initial adoption with any cumulative effect adjustments to be recognized as an adjustment to retained earnings. Based on Company’s initial evaluation as of December 31, 2006, the Company does not believe that FIN 48 will have a material impact on its financial statements.

F – 18

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”), which permits companies to choose to measure certain financial instruments and other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company will adopt SFAS No. 159 no later than January 1, 2008. The Company has not yet determined the effect that the adoption of SFAS No. 159 will have on its consolidated financial statements.

NOTE 3: –	MARKETABLE SECURITIES

Marketable securities with contractual maturities of less than one year are as follows:

	December 31,

	2005		2006

	Amortized cost / Carrying Value	Fair value	Amortized cost / Carrying Value	Fair value

Commercial bonds	$10,864	$10,836	$26,079	$26,004
Government bonds	2,750	2,746	24,707	24,666
Auction rate securities	61,887	61,887	64,871	64,871

	$75,501	$75,469	$115,657	$115,541

Marketable securities with contractual maturities of one year through three years are as follows:

	December 31,

	2005		2006

	Amortized cost / Carrying Value	Fair value	Amortized cost / Carrying Value	Fair value

Commercial bonds	$4,688	$4,659	$24,440	$24,485
Government bonds	1,307	1,304	33,567	33,470
Auction rate securities	–	–	2,500	2,500

	$5,995	$5,963	$60,507	$60,455

As of December 31, 2005 and 2006, the fair value of the securities approximates their carrying amount.

NOTE 4: –	DISPOSAL OF EQUITY METHOD INVESTEES

a.

In 2001, the Company and Infineon Technologies (“Infineon”) established a Joint Venture, which was engaged in the development, production and distribution of flash products. The Joint Venture consisted of an Israeli corporation, Infineon Technologies Flash Ltd. (“IFL Ltd.”), and a German partnership, Infineon Technologies Flash GmbH & Co. KG. (“IFL KG”).

As of December 26, 2004, the Company had disposed of its ownership in each of the affiliated entities (see c below).

F – 19

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4: –	DISPOSAL OF EQUITY METHOD INVESTEES (Cont.)

The Company recognized a loss from the sale of the interest in the Joint Venture, which is computed as follows (see c below):

Year ended December 26, 2004

Reissuance of treasury shares (including $ 871 increase in additional paid-in capital - see Note 10e)	$4,987
Assignment of subscription receivable	6,280
Write-off of interest receivables on loans granted to the Joint Venture	275
Realization of comprehensive income (see Note 2b)	651

(2,365)
Less - fair value of the Company’s interest in the Joint Venture	(19,699)

Capital loss	$17,334

In connection with a former share compensation plan for the employees of IFL Ltd., IFL Ltd. purchased 1,072,407 Ordinary shares of the Company in 2001 for approximately $ 20,000. This purchase was financed by a loan granted to IFL Ltd. by the Company amounting to $ 6,280, as well as by an equity contribution of $ 13,720 provided by the Company and Infineon. The Company’s share in the above investment (including the loan) amounting to $ 13,003 was presented as treasury shares and subscription receivable, as a deduction from the Company’s shareholders’ equity. Following the Company’s dilution from a 49% interest to a 30% interest in the Joint Venture in 2003, the Company’s share in the aforementioned investment was reduced to $ 10,396. Accordingly, the Company reduced its investment in treasury shares by $ 2,607. In January 2005, as part of the sale of the Joint Venture, the shares were sold by IFL Ltd. to Infineon. The Company accounted for the sale as reissuance of the treasury shares to Infineon (see c below).

b.	Summarized financial information of the Joint Venture until sale:

The following summarizes the aggregate information of IFL Ltd. and IFL KG:

Year ended December 26, 2004

Revenues	$58,111
Gross loss	$(23,488)
Loss from continuing operations	$(86,906)
Net loss	$(86,906)

F – 20

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4: –	DISPOSAL OF EQUITY METHOD INVESTEES (Cont.)

c.	Sale of Joint Venture:

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

1.	Termination of the Joint Venture and related transactions (the “Agreement”) was signed by the two parties, whereby in accordance with the Agreement:

	a)	All former agreements signed by the two parties were terminated,

b)

Both parties’ rights and obligations in respect of financing arrangements were terminated, releasing them from any past, present or future obligations to provide further financing to the Joint Venture,

	c)	The Company’s right to receive repayment of the subscription receivable of $ 6,280 was assigned to Infineon,

	d)	The Company was obligated to offer employment to certain of IFL Ltd.’s employees (“workforce”), valued at $ 560,

	e)	The Company undertook certain liabilities relating to the Stock Appreciation Rights Plan of IFL Ltd. (“the SARP”), valued at $ 1,140 (see Note 7).

2.	License agreement:

In addition to the termination of the Joint Venture, the Company entered into an Amended License Agreement (the “License Agreement”) with Infineon. Under the License Agreement, in consideration of a new license that was granted, the Company will receive: 1) nonrefundable license fees payable in quarterly installments over 10 years from the date of the License Agreement pursuant to a fixed payment schedule, 2) additional, nonrefundable license fees capped at a certain amount of the proceeds received by Infineon from the sale of the Company’s treasury shares (that were reissued to Infineon), payable over eight quarters following the sale of the shares and 3) running royalties based on Infineon sales. Infineon may terminate the license at any time, and Saifun will not receive any additional consideration, beyond payments already received or due on the termination date. On June 28, 2005, Infineon exercised its cancellation privileges for certain of the licensed technologies, thereby reducing its maximum remaining obligation to Saifun. In October 2006, Qimonda AG (“Qimonda”), a majority-owned subsidiary of Infineon and the assignee of the license with Infineon, informed the Company of its decision to phase out its current NROM-related activity. As a result of this change, the Company does not expect to receive from Qimonda any license fees or services fees, and only limited royalties, after 2006.

F – 21

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4: –	DISPOSAL OF EQUITY METHOD INVESTEES (Cont.)

3.	Development services agreement:

Under the development services agreement, the Company will provide development services to Infineon in accordance with a basic agreement on development orders.

As the above mentioned agreements were signed in contemplation of one another, for accounting purposes, the total net consideration (cash, workforce received, liabilities assumed) derived from the above agreements was allocated to the proceeds from the sale of the Joint Venture, the development services and the license. Since the fair value of the Joint Venture and development services was more reliably measurable, the Company performed a valuation of the Joint Venture and allocated the consideration based on the fair value determined. Accordingly, the residual amount of the consideration from the agreements was allocated to the license. This allocation resulted in $ 19,182 non-cash revenues for the year ended December 31, 2005.

The fair value of the elements above was determined as follows:

Interest in the Joint Venture

The fair value of the Company’s interest in the Joint Venture was deemed to be zero, after giving recognition to the forgiveness of loans and future capital commitments ($ 19,699) by the Company and Infineon, based on a valuation prepared using the adjusted book value method. It was determined that substantially all of the waived commitments represented non-cash license revenues in the amount of $ 19,182 in respect of the amended license granted by the Company to Infineon.

Development services

The development services are charged based on a fixed fee per employee. The fair value of these services was determined based on fees for similar services provided by the Company.

The Company recorded the reissuance of treasury shares at fair value (treasury shares were previously presented at cost). The difference between the fair value and the book value of the treasury shares in the amount of $ 871 was recorded as an increase in additional paid-in capital.

The capital loss recorded by the Company as a result of the sale of its entire interest in the Joint Venture amounted to $ 17,334.

The workforce received by the Company is recorded at fair value based on a Company valuation and amortized over an estimated useful life of two years. The SARP liability is recorded at the intrinsic value of the underlying shares as required by SFAS 123 with changes in the intrinsic value recorded in the statement of operations (see Note 2m). During 2006, the majority of the SARPs were exercised, the remaining SARPs were expired. The liability was remeasured until the date of exercise or expiration. Upon exercise of SARPs, liability in the amount of $ 2,182 was recorded as additional paid-in capital in shareholders’ equity. The Company recorded expenses in the amount of $ 0, $ 1,116 and income of $ 69 for the years ended December 26, 2004, December 31, 2005 and 2006, respectively, with respect to the SARPs.

F – 22

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5: –	LOANS TO EMPLOYEES

The loans to employees are to be repaid within five years from date of grant and bear interest at an annual rate of 4%. As of December 31, 2006, an amount of $ 68 is in dollars and the remainder is in NIS, linked to the changes in the Israeli CPI. The loans are recourse loans and are secured by certain assets of the employees, including share options granted to them. As of December 31, 2006, the maturities of the loans are as follows:

2007	$44
2008	24
2009	68

$136

NOTE 6: –	PROPERTY AND EQUIPMENT, NET

	December 31,

	2005	2006

Cost:
Laboratory equipment	$3,594	$5,424
Computers and software	4,981	5,420
Furniture and fixtures	387	403
Leasehold improvements	872	1,073

	9,834	12,320

Accumulated depreciation:
Laboratory equipment	2,307	3,081
Computers and software	4,112	4,657
Furniture and fixtures	132	225
Leasehold improvements	615	954

	7,166	8,917

Depreciated cost	$2,668	$3,403

Substantially the entire property and equipment are located in Israel. Depreciation expense for the years ended December 26, 2004 and December 31, 2005 and 2006 was $ 1,070, $ 1,195 and $ 1,751, respectively.

During 2006, part of the Company’s leasehold improvements and furniture and fixtures were fully amortized since the Company is moving to a new facility.

F – 23

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7: –	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,

	2005	2006

Payroll and related expenses (*)	$3,434	$3,440
Accrued issuance expenses (**)	1,859	1,600
Other accrued expenses	2,369	2,695
SARP liability (***)	2,251	-
Tax Provision	-	1,284

	$9,913	$9,019

(*) Includes accrued vacation pay	$853	$1,037

(**)	Includes stamp tax provision in the amount of $ 1,351.

(***)	See Note 4c.

NOTE 8: –	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Commitments:

During 2006, the Company entered into a new operating lease agreement for new facilities in Israel. The new agreement expires in March 2012, with an option to extend the lease until March 2017 (with a rent increase of 10%). The Company also leases additional spaces in its old Israeli facilities pursuant to leases that expire in September 2009, September 2010 and November 2010. In addition, the Company’s facilities in the United States are leased under an operating lease that expires on January 31, 2010. The Company has also leased its motor vehicles and certain software under operating leases.

Annual minimum commitments under non-cancelable leases are as follows:

Year ended December 31,

2007	$4,287
2008	3,457
2009	2,867
2010	1,105
2011	1,029
2012	171

$12,916

Rental expense for the years ended December 26, 2004 and December 31, 2005 and 2006 amounted to $ 2,612, $ 3,722 and $ 4,833, respectively.

F – 24

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8: –	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	Contingencies:

1.

Several years ago, the Company received an approval from the U.S. Israel BIRD Foundation (“BIRD”) for royalty-bearing participation in its research and development, of approximately $ 250. The Company is obligated to pay royalties at the rate of 2.5% in the first year and 5.0% thereafter on 30% of sales of products for which participations were received in the research and development of those products. The royalties are limited to between 100%-150% of the participations received, depending on the extent of the period during which the royalties are paid. The Company’s total contingent liability for royalties payable with respect to future sales, based on participations received or accrued, net of royalties paid or accrued, totaled approximately $ 310 as of December 31, 2006.

2.

In October 2002, the former Chief Executive Officer of IFL Ltd. filed a claim against IFL Ltd. for certain rights and compensation and against the Company for 420,000 share options with an exercise price of $ 1.69 per share. The Company’s management believes it has meritorious defenses against the claims above. A provision has been recorded in respect of the above claim based on an estimate by the Company’s management, as well as the opinion of its legal counsel.

	3.	Derivative financial instruments:

As of December 31, 2006, the Company has forward exchange contracts for the acquisition of approximately NIS 2,595 thousand, in consideration for $ 600, maturing in a period of up to a month. The fair value of said contracts as of December 31, 2006 was $ 14 (see Note 2t).

4.

In 2006, the Company received partial financing for its research and development expenditures under programs sponsored by the OCS for the support of certain research and development activities conducted in Israel.

In exchange for participation in the program by the OCS, the Company agreed to pay 3%-3.5% of total net consolidated revenues related to the products developed within the framework of this program. The royalties will be paid up to a maximum amount equaling 100% of the grants provided by the OCS and bear annual interest at a rate based on LIBOR. Repayment of such grants is not required in the event that there are no sales of products developed within the framework of such funded program.

Research and development grants amounted to approximately $ 220 in 2006. No royalties were paid or accrued as of December 31, 2006.

As of December 31, 2006, the Company had a contingent liability to pay royalties of approximately $ 227 (including accrued interest of $ 7 from the date of grant).

F – 25

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8: –	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

		5.	Revolving credit lines:

During 2006, the Company entered into agreements with several banks for revolving credit lines. Pursuant to the agreements, the total amount of funds available under the revolving credit lines is based on certain percentages of the assets managed by the banks. The agreements provide for interest on any outstanding balances based on the LIBOR rate plus 0.25% (5.57% as of December 31, 2006). If any, outstanding balances would have been collateralized by the funds to the banks. As of December 31, 2006, the Company had not borrowed any amounts under its credit lines.

NOTE 9: –	DISCONTINUED OPERATIONS

In April 2005, the Company decided to discontinue its product business (manufacturing, marketing and sale of Serial Flash and EEPROM products). As a result, the Company (i) scrapped certain inventory items not suitable for sale; (ii) sold its remaining inventory and (iii) terminated the employment of certain employees. During the third quarter of 2005, the Company completed the process of winding down the product business and ceased sales activities. Accordingly, the discontinued product operations were accounted for in accordance with Financial Accounting Standards Board (FASB) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, and the results of operations of the product sales operations were reported separately as discontinued operations for all periods presented.

	a.	The results of the operations of the product business included in discontinued operations for the years ended December 26, 2004 and December 31, 2005 are summarized as follows:

	Year ended December 26, 2004	Year ended December 31, 2005

Revenues	$1,673	$4,495
Cost of revenues	5,894	8,458

Gross loss	(4,221)	(3,963)
Research and development expenses	1,732	568
Marketing and selling expenses	1,160	684
General and administrative expenses	76	48

Loss from discontinued operations	$(7,189)	$(5,263)

F – 26

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9: –	DISCONTINUED OPERATIONS (Cont.)

	b.	The breakdown of assets and liabilities attributed to the discontinued operations as of December 31, 2005 was as follows:

December 31, 2005

Assets:
Trade receivables	$212

Liabilities:
Trade payables	$55
Accrued expenses and other liabilities	91

$146

NOTE 10: –	SHAREHOLDERS’ EQUITY

	a.	Share capital:

1.

On March 30, 2006, the Company completed a public offering of 4,393,170 shares at a price per share of $ 30.25. Of the shares sold in the offering, 4,053,170 shares were sold by selling shareholders (including 573,022 shares resulting from exercise in full of an option to purchase additional shares from the selling shareholders granted to underwriters), and 340,000 Ordinary shares were sold by the Company. The Company received net proceeds of $ 9,283 (net of $ 1,002 in issuance expenses), as well as an amount of $ 3,155 from the exercise of 524,390 options by certain of the selling shareholders.

On November 8, 2005, 5,750,000 Ordinary shares (including 750,000 Ordinary shares resulting from the exercise of an option granted to the underwriters) were issued in an IPO for $ 23.50 per share in consideration of net proceeds of $ 120,853 (net of $ 14,272 in issuance expenses, of which $ 1,222 were already recorded in shareholders’ equity as of December 26, 2004).

Upon the completion of the IPO, all of the Company’s outstanding Convertible Preferred shares (see a(3) and c below), were converted into 5,599,699 Ordinary shares.

2.

The Company’s Ordinary shares included shares reserved for allocation in respect of employee options granted but not yet exercised, held by a trustee. The total number of Ordinary shares held by the trustee was 794,525 and 0 shares as of December 31, 2005 and December 31, 2006, respectively. Ordinary shares generally confer upon their holders the right to receive notice to participate and vote in general meetings of the Company and the right to receive dividends, if declared. The Ordinary shares held by the trustee were unpaid and, therefore, do not benefit from any of these rights and are not considered outstanding for the purpose of calculating earnings per share or otherwise.

F – 27

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10: –	SHAREHOLDERS’ EQUITY (Cont.)

3.

The Company’s Preferred shares entitled their holders to have all the rights of the Ordinary shares and in addition, they had preferences in the event of liquidation, dividend participation, registration and anti-dilution rights. Each Preferred share was convertible into one Ordinary share at any time, at the holder’s discretion, and automatically upon an IPO of the Company’s shares. Class B Preferred shares had preference over Class A Preferred shares in connection with the abovementioned rights. Upon the completion of the IPO, all of the Company’s outstanding Convertible Preferred shares were converted into Ordinary shares.

b.	Warrants:

In connection with a line of credit from a bank granted to the Company in 2000 (which was cancelled during 2001), the Company issued a warrant to the bank to purchase 10,724 Ordinary shares at an exercise price of $ 18.65 per share. The warrant was exercised in October 2005.

In connection with a line of credit in the amount of $ 7,000 from a bank granted to the Company in 2001 (which expired in October 2004), the Company issued to a bank a warrant to purchase 18,767 Ordinary shares at an exercise price of $ 18.65 per share. The warrant was exercised in October 2005.

c.	Share options:

In 1998, the Company granted the purchasers of Class A Preferred shares options to purchase 1,140,598 Class A Preferred shares at an exercise price of $ 3.15 per share exercisable at any time prior to the completion of an IPO. During 2004, 5,730 options to purchase Class A Preferred shares were exercised. During 2005, 11,460 options were exercised into 11,460 Preferred shares (5,730 Preferred shares upon the completion of the IPO) and 1,123,408 options were exercised into 972,823 Preferred shares (in a cashless exercise) upon the completion of the IPO, and were then converted into Ordinary shares.

d.	Share option plans:

In 1997, 2001 and 2003, the Company adopted Share Option Plans (the “Plans”), according to which up to 7,673,421 options to purchase Ordinary shares may be granted to employees, directors, consultants and affiliates of the Company.

The number of shares available for issuance under the 2003 Plan is automatically increased on the first trading day in January of each calendar year during the term of the 2003 Plan, beginning with calendar year 2005 by the lowest of (1) 1,333,333 Ordinary shares, subject to adjustments as provided in the 2003 Plan; (2) a number equal to 4% of the Company’s outstanding Ordinary shares on December 31 of the previous calendar year; and (3) an amount determined by the board of directors. The 2003 Plan complies with the Israeli tax reform.

F – 28

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10: –	SHAREHOLDERS’ EQUITY (Cont.)

With regard to the Plans, the exercise period may not exceed 10 years from the date of grant. Options are granted with an exercise price equal to the market price of the Company’s stock at the date of grant or at a lower price as determined by the board of directors at the date of grant. The options vest ratably mainly over a period of up to five years. As of December 31, 2005 and December 31, 2006, 1,076,574 and 1,272,257options, respectively, were available for future grants under the Plans. Options which are forfeited or cancelled revert to the pool of options available for future grants. Options granted subsequent to December 2004 can be exercised only through a cashless exercise mechanism. In 2006, approximately 59,000 options were exercised through a cashless mechanism.

A summary of the Company’s share option activity under the Plans for the year ended December 31, 2006 is as follows:

	Year ended December 31, 2006

	Amount of options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value

			(Years)
Outstanding - beginning of year	4,705,016	$11.61
Granted	932,874	$13.51
Exercised	(1,614,587)	$5.70
Forfeited	(428,557)	$15.23

Outstanding at end of year	3,594,746	$14.33	7.74	$21,235

Vested and expected to vest at end of year	2,955,910	$13.97	7.51	$18,179

Options exercisable at end of year	1,016,337	$14.05	6.46	$6,248

The aggregate intrinsic value is the difference between the Company’s closing stock price on the last trading day of the fiscal year 2006 and the exercise price, multiplied by the number of in-the-money options that would have been received by the option holders had all option holders exercised their options on December 31, 2006. This aggregate intrinsic values change based on the fair market value of the Company’s shares.

F – 29

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10: –	SHAREHOLDERS’ EQUITY (Cont.)

The following table summarizes information about options outstanding and exercisable as of December 31, 2006:

Options outstanding				Options exercisable

Exercise price	Amount outstanding as of December 31, 2006	Weighted average remaining contractual life	Weighted average exercise price	Amount outstanding as of December 31, 2006	Weighted average exercise price

		(Years)
$0.10	370,584	9.45	$0.10	-	$-
$1.25-$1.69	29,294	1.95	$1.37	29,294	$1.37
$3.75	6,000	2.08	$3.75	6,000	$3.75
$6.25	372,137	5.16	$6.25	197,302	$6.25
$9.00	547,368	6.39	$9.00	143,315	$9.00
$13.00	354,383	7.26	$13.00	219,786	$13.00
$15.50	607,810	7.58	$15.50	208,920	$15.50
$17.97-$18.82	248,651	9.76	$18.24	23,200	$18.63
$20.75-$21.50	618,015	8.41	$20.83	43,379	$20.80
$27.02	81,635	9.45	$27.02	15,000	$27.02
$28.15-$28.85	91,078	9.15	$28.62	15,000	$28.85
$29.30-$29.59	267,791	7.37	$29.48	115,141	$29.55

	3,594,746	7.74	$14.33	1,016,337	$14.05

The weighted average grant date fair values of the options granted during the years ended December 26, 2004 and December 31, 2005 and 2006 were $ 4.47, $ 8.23 and $ 17.92, respectively. The total intrinsic value of options exercised during the years ended December 26, 2004, December 31, 2005 and 2006 was $ 0.1 million, $ 23.2 million and $ 37.1 million, respectively. Compensation expense recognized (including SARPs) amounted to $ 1,170, $ 4,295 and $ 4,961 for the years ended December 26, 2004 and December 31, 2005 and 2006, respectively.

As of December 31, 2006, there was $ 18,056 of total unrecognized compensation cost related to nonvested options granted under the Plan. That cost is expected to be recognized over a weighted-average period of 2.5 years.

Upon exercise of options by employees, the Company satisfies the requirements by issuing newly issued shares.

e.	Treasury shares:

The treasury shares were in respect of the Company’s shares issued to an equity method investee. Until December 2004, the Company’s share in the consideration paid by the investee for the shares issued was recorded as treasury shares, which were reissued as part of the sale of the Company’s entire equity interest, see Note 4. In connection with the termination agreement, the treasury shares were deemed reissued, resulting in an increase in additional paid-in capital of $ 871 in December 2004.

F – 30

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10: –	SHAREHOLDERS’ EQUITY (Cont.)

	f.	Loan to director:

In 2000, the Company granted a loan included in subscription receivables, in the amount of $ 250 to one of its directors for the purchase of 60,000 restricted Ordinary shares of the Company for a price of $ 6.25 per share. The loan bears interest at an annual rate of 4.0% and is payable at the earlier of (1) five years from the grant date of the loan; (2) an IPO or (3) 60 days from the director’s termination of rendering services to the Company. The loan was repaid in October 2005.

NOTE 11: –	RELATED PARTY BALANCES AND TRANSACTIONS

	a.	Balances with related parties:

	December 31,

	2005	2006

Trade payables and accrued expenses (related party) (1) (2)	$328	$592

(1)	One of the related parties is a legal firm that provides services to the Company, and in which a senior partner of the firm is an immediate family member of one of the Company’s shareholders.

(2)	The above balances are derived from services received in the ongoing course of business. Accordingly, these balances have normal credit terms.

b.	Transactions with related parties:

	Year ended December 26, 2004	Year ended December 31,

		2005	2006

Revenues (former Joint Venture)	$8,425	$-	$-
Sales and marketing expenses (shareholder and related party)	$925	$86	$54
General and administrative expenses (related party)	$612	$586	$1,176
Interest income (former Joint Venture)	$604	$-	$-
Issuance expenses (recorded in shareholders’ equity)	$195	$220	$238

F – 31

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12: –	TAXES ON INCOME

a.

As of January 1, 2006, the Company has elected to measure its results for tax purposes based on the U.S. dollar exchange rate as permitted for “Foreign-Invested Companies” (as defined in the Israeli Law for the Encouragement of Capital Investments, 1959).

In previous years, results for tax purposes were measured and reflected in real terms in accordance with the change in the CPI, in accordance with the measurement of taxable income under the Israeli Income Tax (Inflationary Adjustments) Law, 1985.

	b.	Tax benefits under the Law For Encouragement of Capital Investments, 1959:

In 1998, the Company’s investment plan in equipment in the amount of approximately $ 2,200 received approval in accordance with the Law for the Encouragement of Capital Investments, 1959 (“Approved Enterprise” status). In 2000 and 2002, the Company’s additional investment programs totaling $ 2,485 and $ 6,615 were granted “Approved Enterprise” status. The Company has chosen to receive its benefits through the “Alternative Benefits” track, and as such, is eligible for various tax benefits. These benefits include accelerated depreciation of equipment used in the investment program, as well as a full tax exemption on undistributed income for a period of two years and reduced tax rate (25%) for an additional period of up to five years. The 25% rate may be reduced further, depending on the rate of foreign share ownership in the Company.

The period of tax benefits, detailed above, is subject to a limit of 12 years from the commencement of production, or 14 years from the approval date, whichever is earlier (2011-2015). The entitlement to the above benefits is conditional upon Saifun fulfilling the conditions stipulated by the above law, regulations published thereunder and the letters of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be cancelled and Saifun may be required to pay taxes on taxable income, based on regular corporate tax rates, as described below, in whole or in part, including interest. As of December 31, 2006, management believes that the Company is meeting all of the aforementioned conditions.

On April 1, 2005, an amendment to the Investment Law came into effect (the “Amended law”) that has significantly changed the provisions of the Investment Law. The Amended Law limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the qualification of a company as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income will be derived from export and that minimum qualifying investments in productive assets be made. Additionally, the Amended Law enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits. However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the Law as they were on the date of such approval. Therefore the Company’s existing Approved Enterprise will generally not be subject to the provisions of the Amended Law. Under the Amended Law, the year in which the company elects to commence its tax benefits is designated as the year of election (“Year of Election”). A company may choose its Year of Election by notifying the Israeli Tax authorities in connection with filings its annual tax return or within 12 months after the end of the Year of Election, whichever is earlier, or by requesting an advanced ruling from the Israeli tax authorities no later than within 6 months after the end of the Year of Election.

F – 32

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12: –	TAXES ON INCOME (Cont.)

In 2005, the Company applied for cancellation of the 2002 investment program and pre approval of a new investment plan in accordance with the Amended Law, and in 2006, received a pre ruling that cancels the 2002 investment program and confirms that 2004 will be elected as the Year of Election based on the provisions of the Amended Law.

As of December 31, 2006, the Company does not have retained earnings and accordingly, no tax-exempt income. Tax-exempt income attributable to the “Approved Enterprise” cannot be distributed to shareholders without subjecting the Company to taxes at the corporate tax rate applicable to such profits as if the Company had not elected alternative tax benefits (currently - 25%). The Company’s board of directors does not intend to distribute any amounts of its undistributed tax exempt income as dividends.

Income from sources other than the “Approved Enterprise” during the benefit period will be subject to tax at the regular corporate tax rate. Israeli companies are subject to income tax at the corporate tax rate of 35% for the 2004 tax year and 34% in 2005. On July 25, 2005, the Knesset (Israeli Parliament) passed the Law for the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among others, a gradual decrease in the corporate tax rate in Israel to the following tax rates: in 2006 - 31%, in 2007 - 29%, in 2008 -27%, in 2009 - 26% and in 2010 and thereafter - 25%.

Due to reported losses for tax purposes, the benefit period under the “Approved Enterprise” program has not yet commenced.

c.

As of December 31, 2006, Saifun Semiconductors Ltd. had carryforward losses in the amount of approximately $ 18,200, including a carryforward capital loss amounting to approximately $ 5,300, which may be carried forward indefinitely, and temporary differences of approximately $ 2,100. As of December 31, 2006, carryforward losses related to Saifun Semiconductors USA, Inc. amounted to approximately $ 2,400 and have an expiration date of 2023. Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

The Company expects that during the period in which operating tax losses and other temporary differences related to Saifun Semiconductors Ltd. are utilized, its income would be substantially tax exempt. Accordingly, there will be no tax benefit available from such losses and other temporary differences, and no deferred income taxes have been included in these financial statements.

Income tax expense in the amount of $ 1,281 for the year ended December 31, 2006 is related to Saifun BVI (Limited). The Company’s income is subject to Israeli income tax, considered a “deemed dividend” and taxed at a tax rate of 25%.

F – 33

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12: –	TAXES ON INCOME (Cont.)

d.	Income (loss) before taxes on income is comprised as follows:

	Year ended December 26, 2004	Year ended December 31,

		2005	2006

Israel (*)	$(36,824)	$45,356	$36,325
Foreign	(1,080)	(849)	(49)

	$(37,904)	$44,507	$36,276

	(*)	Includes income (loss) attributed to Saifun BVI (Limited).

e.	Deferred income taxes:

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets are as follows:

	December 31,

	2005	2006

Operating loss carryforwards (Saifun Semiconductors USA, Inc. and in 2005 Saifun BVI (Limited))	$1,848	$984
Capital loss carryforwards (Saifun Semiconductors Ltd.)	1,320	1,320
Valuation allowance	(3,168)	(2,304)

Net deferred tax asset	$-	$-

Management currently believes that it is more likely than not that the deferred tax assets related to the carryforward losses of Saifun Semiconductors USA, Inc. and capital loss carryforwards of Saifun Semiconductors Ltd. will not be realized in the foreseeable future. Accordingly, a valuation allowance has been recorded for the entire amount.

F – 34

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12: –	TAXES ON INCOME (Cont.)

	f.	Income tax reconciliation:

A reconciliation of the theoretical tax expenses, assuming all income is taxed at the statutory rate applicable to the income of the Company, and the actual income taxes as reported in the Statements of Operations, is as follows:

Year ended December 31,

2006

Income before taxes as reported in the Statement of Operations	$36,276
Theoretical income taxes computed at the statutory rate of 31% in 2006 in Israel	11,246
Decrease (increase) in income taxes resulting from:
Utilization of carryforward losses for which full valuation allowances was provided	1,018
Utilization of Approved Enterprise carryforward losses	9,000
Differences due to statutory tax rate of subsidiaries	308
Others	361

Income taxes	$1,281

The main reconciling items between the statutory tax rate of the Company and the effective tax rate for the years ended December 31, 2005 and December 26, 2004 are the non-recognition of tax benefits from accumulated net operating losses carryforwards due to the effect of Approved Enterprise.

NOTE 13: –	MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

The Company manages its business on the basis of one reportable segment.

	a.	Revenues are attributed to geographic areas based on location of end customers as follows:

	Year ended December 26, 2004	Year ended December 31,

		2005	2006

Taiwan	$11,417	$14,047	$2,302
Israel	(*) 7,276	32	1,001
United States	7,701	9,265	17,783
Japan	3,022	9,793	6,519
Germany	1,150	44,796	27,580
China	-	668	7,592

	$30,566	$78,601	$62,777

(*)	Includes mainly services provided to the former Joint Venture through IFL Ltd.

F – 35

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13: –	MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

	b.	Long-lived assets:

Substantially all of the Company’s long-lived assets are located in Israel.

	c.	Revenues from major customers representing more than 10% of total revenues are as follows:

	Year ended December 26, 2004	Year ended December 31,

		2005	2006

Customer A	37%	18%	(*)
Customer B	25%	12%	28%
Customer C	28%	57%	44%
Customer D	-	(*)	12%

(*)	Less than 10%

NOTE 14: –	FINANCIAL INCOME, NET

	Year ended December 26, 2004	Year ended December 31,

		2005	2006

Income:
Interest on cash equivalents, marketable securities and amortization of premium and accretion of discount on marketable securities	$555	$2,163	$10,001
Foreign currency exchange differences, net	487	-	-
Interest from loans issued to equity method investees	604	-	-
Interest from loans to employees	120	108	37

Expenses:
Bank commissions	(67)	(46)	(121)
Foreign currency exchange differences, net	-	(476)	(140)

	$1,699	$1,749	$9,777

F – 36

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15: –	NET EARNINGS (LOSS) PER SHARE

a.	The following table sets forth the computation of basic and diluted earnings (loss) per share:

	Year ended December 26,	Year ended December 31,

	2004	2005	2006

Numerator:

Net earnings (loss)	$(37,904)	$44,507	$34,995
Allocation of undistributed earnings to Convertible Preferred shares	-	(39,529)	-

Net income (loss) attributed to Ordinary shares after allocation of undistributed earnings	$(37,904)	$4,978	$34,995

Denominator:

Weighted average number of Ordinary shares outstanding during the year used to compute basic net earnings (loss) per share (in thousands)	16,927	(*) 29,453	30,761
Incremental shares attributable to exercise of outstanding options and warrants (in thousands)	-	2,494	1,694

Weighted average number of Ordinary shares outstanding during the year used to compute diluted net earnings (loss) per share (in thousands)	16,927	31,947	32,455

Basic earnings (loss) per Ordinary share from continuing operations	$(1.81)	$0.46	$1.13

Basic earnings (loss) per Ordinary share from discontinued operations and cumulative effect of change in accounting principle	$(0.43)	$(0.29)	$0.01

Basic earnings (loss) per Ordinary share	$(2.24)	$0.17	$1.14

Diluted earnings (loss) per Ordinary share from continuing operations	$(1.81)	$0.36	$1.07

Diluted earnings (loss) per Ordinary share from discontinued operations and cumulative effect of change in accounting principle	$(0.43)	$(0.20)	$0.01

Diluted net earnings (loss) per Ordinary share	$(2.24)	$0.16	$1.08

(*)

The sum of the proportionate weighted average of Ordinary shares outstanding was calculated separately for the two periods (from December 27, 2004 until the IPO Date (November 8, 2005) and from the IPO Date until December 31, 2005). Prior to the IPO, all of the Company’s earnings were allocated to the convertible Preferred shares.

F – 37

SAIFUN SEMICONDUCTORS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15: –	NET EARNINGS (LOSS) PER SHARE (Cont.)

b.

The following table sets forth the computation of pro forma basic and diluted net earnings (loss) per share that would have resulted had the Preferred shares and related options been converted at the beginning of fiscal year ended December 31, 2005 instead of the IPO date:

Year ended December 31, 2005

Numerator:

Net earnings	$44,507

Denominator:

Weighted average number of Ordinary shares outstanding during the year used to compute pro forma basic net earnings per share (in thousands)	24,154
Incremental shares attributable to exercise of outstanding options and warrants (in thousands)	2,087

Weighted average number of Ordinary shares outstanding during the year used to compute pro forma diluted net earnings per share (in thousands)	26,241

Pro forma basic earnings per Ordinary share from continuing operations	$2.06

Pro forma basic loss per Ordinary share from discontinued operations	$(0.22)

Pro forma basic net earnings per Ordinary share	$1.84

Pro forma diluted earnings per Ordinary share from continuing operations	$1.90

Pro forma diluted loss per Ordinary share from discontinued operations	$(0.20)

Pro forma diluted net earnings per Ordinary share	$1.70

F – 38

ANNUAL REPORT ON FORM 20-F

INDEX OF EXHIBITS

Exhibit	Description

1.1	Articles of Association (incorporated by reference to Exhibit 3.4 of the Registration Statement on Form F-1 (File No. 333-129167) filed with the Commission on October 21, 2005).

2.1	Registration Rights Agreement, dated October 2, 2000, by and among the Registrant and the parties thereto (incorporated by reference to Exhibit 10.2 of the Registration Statement on Form F-1 (File No. 333-129167) filed with the Commission on October 21, 2005).

2.2	Amendment to Registration Rights Agreement and Shareholder Rights Agreement, dated as of September 29, 2005, by and among the parties thereto and the Registrant (incorporated by reference to Exhibit 10.2 of the Registration Statement on Form F-1 (File No. 333-129167) filed with the Commission on October 21, 2005.

4.1	Technology Agreement, dated May 4, 2000, by and between Macronix International Co., Ltd. and the Registrant (incorporated by reference to Exhibit 10.7 of the Registration Statement on Form F-1 (File No. 333-129167) filed with the Commission on October 21, 2005).†

4.2	Amendment to the Technology Agreement, dated April 10, 2003, by and between Macronix International Co., Ltd. and the Registrant (incorporated by reference to Exhibit 10.8 of the Registration Statement on Form F-1 (File No. 333-129167) filed with the Commission on October 21, 2005).†

4.3	Second Addendum to the Technology Agreement, dated April 22, 2004, by and between Macronix International Co., Ltd. and the Registrant (incorporated by reference to Exhibit 10.9 of the Registration Statement on Form F-1 (File No. 333-129167) filed with the Commission on October 21, 2005).†

4.5	Settlement and License Agreement, dated July 1, 2002, by and between Advanced Micro Devices, Inc., Fujitsu Limited and the Registrant (incorporated by reference to Exhibit 10.11 of the Registration Statement on Form F-1 (File No. 333-129167) filed with the Commission on October 21, 2005).†

4.8	Form of Director and Officer Letter of Indemnification (incorporated by reference to Exhibit 10.18 of the Registration Statement on Form F-1 (File No. 333-129167) filed with the Commission on October 21, 2005).

8.1	List of Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 of the Registration Statement on Form F-1 filed with the Commission on November 4, 2005).

10.0	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

11.1	Code of Ethics effective as of September 2005 (incorporated by reference to Exhibit 11.1 of the Annual Report on Form 20-F filed with the Commission on April 11, 2006).

12.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

13.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

*	This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-47551.

†	Portions of this exhibit were omitted and have been filed separately with the Secretary of the Securities and Exchange Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 406 of the Securities Act.